SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2016 to 12/31/2016	9
01/01/2015 to 12/31/2015	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
01/01/2016 to 12/31/2016	19
01/01/2015 to 12/31/2015	20
Statement of Value Added	21
Management Report	22
Notes to the Financial Statement	31
Reports and Statements
Unqualified Independent Auditors’ Review Report	135
Opinion of the Supervisory Body or Equivalent Body	140
Officers Statement on the Financial Statements	141
Officers Statement on Auditor’s Report	142

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 12/31/2016
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 12/31/2016	First prior year 12/31/2015	Second prior year 12/31/2014
1	Total assets	41,716,949	44,570,369	0
1.01	Current assets	7,989,806	8,842,440	0
1.01.01	Cash and cash equivalents	1,466,746	1,885,199	0
1.01.02	Financial investments	758,433	763,599	0
1.01.02.02	Financial investments measured at amortized cost	758,433	763,599	0
1.01.03	Trade receivables	2,624,853	2,467,523	0
1.01.04	Inventories	2,504,230	2,850,744	0
1.01.08	Other current assets	635,544	875,375	0
1.02	Non-current assets	33,727,143	35,727,929	0
1.02.01	Long-term receivables	1,395,962	1,281,470	0
1.02.01.09	Other non-current assets	1,395,962	1,281,470	0
1.02.02	Investments	22,703,508	25,517,369	0
1.02.03	Property, plant and equipment	9,580,126	8,866,348	0
1.02.04	Intangible assets	47,547	62,742	0

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DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter 12/31/2016	First prior year 12/31/2015	Second prior year 12/31/2014
2	Total liabilities	41,716,949	44,570,369	0
2.01	Current liabilities	4,108,798	4,272,372	0
2.01.01	Payroll and related taxes	135,676	141,496	0
2.01.02	Trade payables	1,312,183	742,364	0
2.01.03	Tax payables	66,445	5,814	0
2.01.04	Borrowings and financing	2,051,882	2,879,073	0
2.01.05	Other payables	464,531	411,699	0
2.01.06	Provisions	78,081	91,926	0
2.01.06.01	Provision for tax, social security, labor and civil risks	78,081	91,926	0
2.02	Non-current liabilities	31,413,623	34,334,448	0
2.02.01	Long term Borrowings and financing	28,196,893	31,109,017	0
2.02.02	Other payables	76,499	126,450	0
2.02.03	Deferred taxes	587,357	666,081	0
2.02.04	Provisions	2,552,874	2,432,940	0
2.02.04.01	Provision for tax, social security, labor and civil risks	548,537	564,372	0
2.02.04.02	Other provisions	2,004,337	1,868,568	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	265,772	259,115	0
2.02.04.02.04	Pension and healthcare plan	719,266	514,367	0
2.02.04.02.05	Provision for losses on investments	1,019,299	1,095,086	0
2.03	Consolidated Shareholders’ equity	6,194,528	5,963,509	0
2.03.01	Share Capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04	Earnings reserves	238,976	238,976	0
2.03.04.09	Treasury shares	(238,976)	(238,976)	0
2.03.05	Profits/losses acumulated	(1,301,961)	(367,214)	0
2.03.08	Other comprehensive income	2,956,459	1,790,693	0

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Parent Company Financial Statements / Statements of Income (R$ thousand)
Code	Description	Current Quarter 01/01/2016to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
3.01	Revenues from sale of goods and rendering of services	8,999,915	11,718,369	0
3.02	Costs from sale of goods and rendering of services	(7,353,490)	(9,137,528)	0
3.03	Gross profit	1,646,425	2,580,841	0
3.04	Operating expenses/income	(1,432,043)	5,055,198	0
3.04.01	Selling expenses	(612,917)	(683,516)	0
3.04.02	General and administrative expenses	(264,235)	(374,253)	0
3.04.04	Other operating income	587,390	1,690,934	0
3.04.05	Other operating expenses	(771,938)	(1,181,006)	0
3.04.06	Equity in income of affiliates and join ventures	(370,343)	5,603,039	0
3.05	Profit before finance income (expenses) and taxes	214,382	7,636,039	0
3.06	Finance income (expenses)	(1,236,385)	(6,029,784)	0
3.06.01	Finance income	198,551	914,350	0
3.06.02	Finance expenses	(1,434,936)	(6,944,134)	0
3.06.02.01	Net exchange differences over financial instruments	2,001,588	(3,919,811)	0
3.06.02.02	Finance expenses	(3,436,524)	(3,024,323)	0
3.07	Profit (loss) before taxes	(1,022,003)	1,606,255	0
3.08	Income tax and social contribution	96,817	(2,822,288)	0
3.09	Profit (loss) from continued operations	(925,186)	(1,216,033)	0
3.10	Profit (loss) from discontinued operations	(9,561)	1,911	0
3.11 3.99 3.99,01	Consolidated Profit (loss) for the year Earnings per Share - (kings / share) Basic earnings per share	(934,747)	(1,214,122)	0
3.99.01.01 3.99.02	Common shares Diluted earnings per share	(0.68876)	(0.89461)	0
3.99.02.01	Common shares	(0.68876)	(0.89461)	0

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DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
4.01	Consolidated profit for the year	(934,747)	(1,214,122)	0
4.02	Other comprehensive income	1,165,766	(1,190,803)	0
4.02.01	Actuarial gains over pension plan of affiliates	5,403	(722)	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	(227,352)	93,663	0
4.02.03	Income tax and social contribution on actuarial gains (losses) in pension plan	0	(65,246)	0
4.02.04	Cumulative translation adjustments for the year	(486,890)	513,685	0
4.02.05	Available-for-sale assets	711,942	(938,160)	0
4.02.06	Income tax and social contribution on available-for-sale assets	0	163,404	0
4.02.07	Available-for-sale assets from investments in affiliates, net of taxes	0	(20,817)	0
4.02.08	Impairment of available-for-sale assets	0	555,298	0
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	0	(33,269)	0
4.02.10	(Loss) / gain on the percentage change in investments	1,299	1,980	0
4.02.11	Gain (loss) on cash flow hedge accounting	1,005,968	(1,410,896)	0
4.02.12	Income tax and social contribution on cash flow hedge accounting	0	(41,014)	0
4.02.13	Gain (Loss) on net investment hedge from investments in affiliates	77,952	(20,148)	0
4.02.14	Realization of cash flow hedge accounting reclassified to income statement	77,444	11,439	0
4.03	Consolidated comprehensive income for the year	231,019	(2,404,925)	0

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current Year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
6.01	Net cash from operating activities	1,257,546	3,277,089	0
6.01.01	Cash from operations	290,446	3,964,641	0
6.01.01.01	Profit (loss) for the period	(934,747)	(1,214,122)	0
6.01.01.02	Finance charges in borrowing	2,537,652	2,852,609	0
6.01.01.03	Finance charges in lending	(40,557)	(26,073)	0
6.01.01.04	Depreciation, depletion and amortization	596,443	863,741	0
6.01.01.05	Equity in income (losses) of affiliates	370,343	(5,604,950)	0
6.01.01.06	Deferred income tax and social contribution	(59,299)	2,824,757	0
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(29,680)	37,228	0
6.01.01.08	Exchange differences, net	(2,278,812)	4,875,358	0
6.01.01.10	Impairment of available-for-sale assets	-	555,298	0
6.01.01.11	Write-off of PPE and Intangible assets	39,397	3,990	0
6.01.01.12	Provision for actuarial liabilities	(18,899)	1,499	0
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	6,657	-	0
6.01.01.14	Gain on business combination	(66,496)	(1,274,104)	0
6.01.01.15	Gain on disposal of available for sale assets	(252,023)	-	0
6.01.01.16	Impairment Fair Value of Transnordestina	387,989	-	0
6.01.01.17	Other provisions	32,478	69,410	0

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current Year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
6.01.02	Changes in assets and liabilities	967,100	(687,552)	0
6.01.02.01	Trade receivables - third parties	(172,057)	149,439	0
6.01.02.02	Trade receivables - related parties	204,070	(1,235,843)	0
6.01.02.03	Inventories	346,514	(265,868)	0
6.01.02.04	Receivables - related parties / Dividends	2,281,801	3,309,886	0
6.01.02.05	Tax assets	297,827	(456,924)	0
6.01.02.06	Judicial deposits	30,995	(16,622)	0
6.01.02.09	Trade payables	580,185	303,316	0
6.01.02.10	Payroll and related taxes	(6,129)	129,147	0
6.01.02.11	Taxes in installments - REFIS	63,783	(82,025)	0
6.01.02.13	Payables to related parties	10,278	85,163	0
6.01.02.15	Interest paid	(2,571,987)	(2,663,272)	0

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DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current Year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
6.01.02.18	Interest on swaps paid	69	651	0
6.01.02.19	Others	(98,249)	55,400	0
6.02	Net cash investment activities	(1,093,142)	(4,319,281)	0
6.02.01	Investments / AFAC / Acquisitions of Shares	(229,624)	(2,762,754)	0
6.02.02	Purchase of property, plant and equipment	(1,203,640)	(1,413,091)	0
6.02.03	Cash from incorporation of affiliates	-	129,745	0
6.02.04	Acquisition of intangible assets	(1,500)	-	0
6.02.05	Capital reduction of subsidiaries	-	486,758	0
6.02.10	Intercompany loans granted	(125,536)	(61,217)	0
6.02.11	Intercompany loans received	4,646	5,546	0
6.02.12	Exclusive funds	84,809	59,331	0
6.02.13	Financial Investments, net of redemption	5,166	(763,599)	0
6.02.14	Cash received by disposal of available for sale assets	372,537	-	0
6.03	Net cash used in financing activities	(589,034)	(230,272)	0
6.03.01	Borrowings and financing	100,837	1,327,231	0
6.03.02	Borrowings of cost	(24,887)	(34,646)	0
6.03.03	Borrowings and financing, related parties	40,239	1,725,595	0
6.03.04	Amortization of borrowings and financing	(664,931)	(2,120,355)	0
6.03.05	Amortization of borrowings and financing - related parties	(40,239)	(568,872)	0
6.03.06	Payments of dividends and interests on shareholder´s equity	(53)	(549,835)	0
6.03.09	Treasury shares	-	(9,390)	0
6.04	Exchange rate on translating cash and cash equivalents	6,177	11,270	0
6.05	Increase (decrease) in cash and cash equivalents	(418,453)	(1,261,194)	0
6.05.01	Cash and equivalents at the beginning of the year	1,885,199	3,146,393	0
6.05.02	Cash and equivalents at the end of the year	1,466,746	1,885,199	0

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2016 to 12/31/2016

(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.03	Ajusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.05	Total comprehensive income	-	-	-	(934,747)	1,165,766	231,019
5.05.01	Profit for the period	-	-	-	(934,747)	-	(934,747)
5.05.02	Other comprehensive income	-	-	-		1,165,766	1,165,766
5.05.02.04	Translation adjustments for the year	-	-	-	-	(486,890)	(486,890)
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	-	-	-	-	(221,949)	(221,949)
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	711,942	711,942
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	-	1,299	1,299
5.05.02.09	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,083,412	1,083,412
5.05.02.10	(Loss) / gain on net investment hedge	-	-	-	-	77,952	77,952
5.07	Closing balance	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2015 to 12/31/2015 (R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468
5.04	Capital transactions with shareholders	-	-	(284,390)	-	-	(284,390)
5.04.04	Treasury shares acquired	-	-	(9,390)	-	-	(9,390)
5.04.06	Dividends	-	-	(275,000)	-	-	(275,000)
5.05	Total comprehensive income	-	-	-	(1,214,122)	1,765,553	551,431
5.05.01	Profit for the period	-	-	-	(1,214,122)	-	(1,214,122)
5.05.02	Other comprehensive income	-	-	-	-	1,765,553	1,765,553
5.05.02.04	Translation adjustments for the period	-	-	-	-	513,685	513,685
5.05.02.06	Actuarial (losses) gains on pension plan, net of taxes	-	-	-	-	27,695	27,695
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	(273,544)	(273,544)
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	-	1,980	1,980
5.05.02.09	(Loss) gain on cash flow hedge accounting, net of taxes	-	-	-	-	(1,440,471)	(1,440,471)
5.05.02.10	(Loss) / gain on net investment hedge	-	-	-	-	(20,148)	(20,148)
5.05.02.11	(Loss)/ gain on business combination	-	-	-	-	2,956,356	2,956,356
5.06	Internal changes in shareholders' equity	-	-	(846,908)	846,908	-	-
5.06.04	Absorption of losses in 2015	-	-	(846,908)	846,908	-	-
5.07	Closing balances	4,540,000	30	-	(367,214)	1,790.693	5,963,509

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Value Added
(R$thousand)
Code	Description	Current year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 31/12/2014
7.01	Revenues	11,441,279	14,141,702	0
7.01.01	Sales of products and rendering of services	11,214,780	13,869,552	0
7.01.02	Other revenues	238,348	293,934	0
7.01.04	Allowance for (reversal of) doubtful debts	(11,849)	(21,784)	0
7.02	Raw materials acquired from third parties	(8,623,098)	(9,238,893)	0
7.02.01	Cost of sales and services	(7,616,318)	(8,152,169)	0
7.02.02	Materials, electric power, outsourcing and other	(990,323)	(542,698)	0
7.02.03	Impairment/recovery of assets	(16,457)	11,272	0
7.02.04	Others	-	(555,298)	0
7.02.04.01	Impairment of available-for-sale assets	-	(555,298)	0
7.03	Gross value added	2,818,181	4,902,809	0
7.04	Retentions	(596,443)	(863,741)	0
7.04.01	Depreciation, amortization and depletion	(596,443)	(863,741)	0
7.05	Wealth created	2,221,738	4,039,068	0
7.06	Value added received	(450,677)	7,628,902	0
7.06.01	Equity in income of affiliates	(370,343)	5,603,039	0
7.06.02	Finance income	198,551	914,350	0
7.06.03	Others	(278,885)	1,111,513	0
7.06.03.01	Others and exchange gains	(278,885)	1,111,513	0
7.07	Wealth for distribution	1,771,061	11,667,970	0
7.08	Wealth distributed	1,771,061	11,667,970	0
7.08.01	Personnel	1,129,727	1,450,801	0
7.08.01.01	Salaries and wages	872,840	1,115,124	0
7.08.01.02	Benefits	195,886	262,697	0
7.08.01.03	Severance payment (FGTS)	61,001	72,980	0
7.08.02	Taxes, fees and contributions	410,640	3,371,670	0
7.08.02.01	Federal	271,821	3,238,824	0
7.08.02.02	State	138,818	122,819	0
7.08.02.03	Municipal	1	10,028	0
7.08.03	Remuneration on third-party capital	1,155,880	8,061,531	0
7.08.03.01	Interest	3,436,377	3,022,863	0
7.08.03.02	Leases	10,721	9,891	0
7.08.03.03	Others	(2,291,218)	5,028,777	0
7.08.03.03.01	Others and exchange losses	(2,291,218)	5,028,777	0
7.08.04	Remuneration on Shareholders' capital	(934,747)	(1,214,122)	0
7.08.04.03	Retained earnings (accumulated losses)	(934,747)	(1,214,122)	0
7.08.05	Others	9,561	(1,911)	0
7.08.05.01	Gain (loss) on discontinued operations	9,561	(1,911)	0

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DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Balance Sheet – Assets
(R$ thousand)
Code	Description	Current Quarter 12/31/2016	First prior year 12/31/2015	Second prior year 12/31/2014
1	Total Assets	44,153,623	47,339,409	0
1.01	Current assets	12,444,918	16,430,691	0
1.01.01	Cash and cash equivalent	4,871,162	7,861,052	0
1.01.02	Financial investments	760,391	763,599	0
1.01.02.02	Financial investments at amortized cost	760,391	763,599	0
1.01.03	Trade receivables	1,997,216	1,578,277	0
1.01.04	Inventory	3,964,136	4,941,314	0
1.01.08	Other current assets	852,013	1,286,449	0
1.02	Non-current assets	31,708,705	30,908,718	0
1.02.01	Long-term assets	1,745,971	1,661,987	0
1.02.01.06	Deferred tax assets	70,151	78,066	0
1.02.01.09	Other non-current assets	1,675,820	1,583,921	0
1.02.02	Investments	4,568,451	3,998,239	0
1.02.03	Property, plant and equipmet	18,135,879	17,826,226	0
1.02.04	Intangible assets	7,258,404	7,422,266	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Balance Sheet Liabilities
(R$ thousand)

Code	Description	Current Quarter 12/31/2016	First prior year 12/31/2015	Second prior year 12/31/2014
2	Total liabilities	44,153,623	47,339,409	0
2.01	Current liabilities	5,496,683	5,082,199	0
2.01.01	Payroll and related taxes	253,837	256,840	0
2.01.02	Trade payables	1,763,206	1,293,008	0
2.01.03	Tax payables	231,861	457,391	0
2.01.04	Borrowings and financing	2,117,448	1,874,681	0
2.01.05	Other payables	1,021,724	1,073,017	0
2.01.06	Provisions	108,607	127,262	0
2.01.06.01	Provision for tax, social security, labor and civil risks	108,607	127,262	0
2.02	Non-current liabilities	31,272,419	35,165,922	0
2.02.01	Long term Borrowings and financing	28,323,570	32,407,834	0
2.02.02	Other payables	131,137	131,284	0
2.02.03	Deferred tax liabilities	1,046,897	1,072,033	0
2.02.04	Provisions	1,770,815	1,554,771	0
2.02.04.01	Provision for tax, social security, labor and civil risks	704,485	711,472	0
2.02.04.02	Other provisions	1,066,330	843,299	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	347,064	328,931	0
2.02.04.02.04	Pension and healthcare plan	719,266	514,368	0
2.03	Consolidated Shareholders’ equity	7,384,521	7,091,288	0
2.03.01	Share Capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04	Earnings reserves	238,976	238,976	0
2.03.04.09	Treasury shares	(238,976)	(238,976)	0
2.03.05	Profit/ losses acumulated	(1,301,961)	(367,214)	0
2.03.08	Other comprehensive income	2,956,459	1,790,693	0
2.03.09	Profit attributable to the non-controlling interests	1,189,993	1,127,779	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current year 01/01/2016 to 12/31/2016	Previous year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
3.01	Revenues from sale of goods and rendering of services	17,148,949	15,261,697	0
3.02	Costs from sale of goods and rendering of services	(12,640,042)	(11,740,101)	0
3.03	Gross profit	4,508,907	3,521,596	0
3.04	Operating expenses/income	(2,563,431)	1,528,907	0
3.04.01	Selling expenses	(1,696,896)	(1,430,189)	0
3.04.02	General and administrative expenses	(518,232)	(470,332)	0
3.04.04	Other operating income	663,509	3,610,347	0
3.04.05	Other operating expenses	(1,076,730)	(1,341,191)	0
3.04.06	Equity in income of affiliates and jointly operations	64,918	1,160,272	0
3.05	Profit before finance income (expenses) and taxes	1,945,476	5,050,503	0
3.06	Finance income (expenses)	(2,522,427)	(3,365,162)	0
3.06.01	Finance income	643,590	487,720	0
3.06.02	Finance expenses	(3,166,017)	(3,852,882)	0
3.06.02.01	Net exchange differences over financial instruments	116,948	(727,909)	0
3.06.02.02	Finance expenses	(3,282,965)	(3,124,973)	0
3.07	Profit (loss) before taxes	(576,951)	1,685,341	0
3.08	Income tax and social contribution	(266,546)	(2,903,216)	0
3.09	Profit (loss) from continued operations	(843,497)	(1,217,875)	0
3.10	Profit (loss) from dicontinued operations	(9,561)	1,911	0
3.11	Consolidated Profit (loss) for the year	(853,058)	(1,215,964)	0
3.11.01	Profit attributable to the controlling interests	(934,747)	(1,214,122)	0
3.11.02	Profit attributable to the non-controlling interests	81,689	(1,842)	0
3.99.01.01	Common shares	(0.68876)	(0.89461)	0
3.99.02.01	Common shares	(0.68876)	(0.89461)	0

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DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
4.01	Consolidated profit for the year	(853,058)	(1,215,964)	0
4.02	Other comprehensive income	1,065,766	(1,190,803)	0
4.02.01	Actuarial gains over pension plan of affiliates	87	230	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	(219,417)	92,221	0
4.02.03	Income tax and social contribution on actuarial (losses) gains in pension plan	(2,619)	(64,756)	0
4.02.04	Cumulative translation adjustments for the year	(486,890)	513,685	0
4.02.05	Available-for-sale assets	711,942	(969,701)	0
4.02.06	Income tax and social contribution on available-for-sale assets	-	174,128	0
4.02.07	Impairment of available-for-sale assets	-	555,298	0
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	-	(33,269)	0
4.02.09	(Loss) / gain on the percentage change in investments	1,299	1,980	0
4.02.10	Gain (loss) on cash flow hedge accounting	1,005,968	(1,410,896)	0
4.02.11	Income tax and social contribution on cash flow hedge accounting	-	(41,014)	0
4.02.12	Gain (Loss) on net investment hedge	77,952	(20,148)	0
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	77,444	11,439	0
4.03	Consolidated comprehensive income for the year	312,708	(2,406,767)	0
4.03.01	Attributed to controlling Shareholders	231,019	(2,404,925)	0
4.03.02	Attributed to non-controlling Shareholders	81,689	(1,842)	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
6.01	Net cash from operating activities	275,918	5,069,163	0
6.01.01	Cash from operations	2,291,521	5,072,322	0
6.01.01.01	Profit attributable to the controlling interests	(934,747)	(1,214,122)	0
6.01.01.02	Results of non-controlling shareholders	81,689	(1,842)	0
6.01.01.03	Finance charges in borrowing	2,944,558	2,889,163	0
6.01.01.04	Finance charges in lending	(58,731)	(65,084)	0
6.01.01.05	Depreciation, depletion and amortization	1,322,497	1,176,840	0
6.01.01.06	Equity in gain (loss) of affiliates	(64,918)	(1,160,348)	0
6.01.01.08	Deferred tax	60,368	2,767,545	0
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(25,642)	85,965	0
6.01.01.10	Exchange differences, net	(1,038,018)	3,389,448	0
6.01.01.11	Gain (loss) of derivative financial instruments	(5,467)	4,086	0
6.01.01.12	Impairment of available-for-sale assets	-	555,298	0
6.01.01.13	Residual value of permanent assets written off	88,339	6,466	0
6.01.01.14	Gain on repurchase of debt securities	(146,214)	(166,642)	0
6.01.01.15	Provision for actuarial liabilities	(18,803)	1,193	0
6.01.01.16	Gain on business combination	(66,496)	(3,297,499)	0
6.01.01.17	Gain on disposal of available for sale assets	(252,023)	-	0
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	18,133	-	0
6.01.01.18	Impairment fair value of Transnordestina	387,989	-	0
6.01.01.20	Other provisions	(993)	101,855	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
6.01.02	Changes in assets and liabilities	(2,015,603)	(3,159)	0
6.01.02.01	Trade receivables - third parties	(388,469)	208,488	0
6.01.02.02	Trade receivables - related parties	(3,956)	217,439	0
6.01.02.03	Inventories	947,834	(726,800)	0
6.01.02.04	Receivables from related parties	34,082	3,545,142	0
6.01.02.05	Tax assets	275,018	(537,669)	0
6.01.02.06	Judicial deposits	38,910	(35,415)	0
6.01.02.08	Trade payables	482,009	301,118	0
6.01.02.09	Payroll and related taxes	(5,691)	188,734	0
6.01.02.10	Taxes in installments - REFIS	(253,374)	(176,737)	0
6.01.02.12	Payables to related parties	(9,726)	(69,412)	0
6.01.02.14	Interest paid	(3,050,036)	(2,964,826)	0
6.01.02.15	Interest on swaps paid	(3,999)	-	0
6.01.02.16	Interest received	19,636	8,402	0
6.01.02.17	Other	(97,841)	38,377	0
6.02	Net cash used in investing activities	(2,305,168)	(2,864,993)	0
6.02.01	Investments / Advances for future capital increase	(190,435)	(2,727,036)	0
6.02.02	Purchase of property, plant and equipment	(1,628,694)	(1,616,173)	0
6.02.03	Capital reduction on joint venture	-	466,758	0
6.02.04	Receipt/payment in derivative transactions	(722,443)	903,153	0
6.02.05	Purchase of intangible assets	(3,119)	(1,462)	0
6.02.06	Intercompany loans granted	(96,461)	(61,217)	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
6.02.07	Intercompany loans received	-	443,345	0
6.02.08	Financial Investments net of redemption	3.208	(728,725)	0
6.02.09	Cash and cash equivalent on Namisa Consolidation	-	456,364	0
6.02.11	Cash and cash equivalents on acquisition of control	941	-	0
6.02.12	Cash received by disposal of the investment from discontinued operations	331,835	-	0
6.03	Net cash used in financing activities	(883,012)	(3,090,768)	0
6.03.01	Borrowings and financing	100,837	1,336,499	0
6.03.02	Cost of borrowing	(26,844)	(38,302)	0
6.03.05	Amortization of borrowings and financing	(805,854)	(3,527,274)	0
6.03.06	Amortization of borrowings and financing - related parties	-	(52,839)	0
6.03.07	Payments of dividends and interests on shareholder´s equity	(53)	(549,835)	0
6.03.08	Treasury shares	-	(9,390)	0
6.03.09	Buyback of debt securities	(151,098)	(249,627)	0
6.04	Exchange rate on translating cash and cash equivalents	(77,628)	61,629	0
6.05	Increase (decrease) in cash and cash equivalents	(2,989,890)	(824,969)	0
6.05.01	Cash and equivalents at the beginning of the year	7,861,052	8,686,021	0
6.05.02	Cash and equivalents at the end of the year	4,871,162	7,861,052	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2016 to 12/31/2016
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.05	Total comprehensive income	-	-	-	(934,747)	1,165,766	231,019	81,689	312,708
5.05.01	Profit for the year	-	-	-	(934,747)	-	(934,747)	81,689	(853,058)
5.05.02	Other comprehensive income	-	-	-	-	1,165,766	1,165,766	-	1,165,766
5.05.02.04	Translation adjustments for the year	-	-	-	-	(486,890)	(486,890)	-	(486,890)
5.05.02.06	Actuarial gains on pension plan, net of taxes	-	-	-	-	(221,949)	(221,949)	-	(221,949)
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	711,942	711,942	-	711,942
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	-	1,299	1,299	-	1,299
5.05.02.09	(Loss) / gain on hedge accounting, net of taxes	-	-	-	-	1,083,412	1,083,412	-	1,083,412
5.05.02.10	(Loss) / gain on net investment hedge, net of taxes	-	-	-	-	77,952	77,952	-	77,952
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(19,475)	(19,475)
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	(19,475)	(19,475)
5.07	Closing balance	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521

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DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2015 to 12/31/2015 (R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equit	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	-	-	(284,390)	-	-	(284,390)	-	(284,390)
5.04.04	Treasury shares acquired	-	-	(9,390)	-	-	(9,390)	-	(9,390)
5.04.06	Dividends	-	-	(275,000)	-	-	(275,000)	-	(275,000)
5.05	Total comprehensive income	-	-	-	(1,214,122)	1,765,553	551,431	(1,842)	549,589
5.05.01	Profit for the period	-	-	-	(1,214,122)	-	(1,214,122)	(1,842)	(1,215,964)
5.05.02	Other comprehensive income	-	-	-	-	1,765,553	1,765,553	-	1,765,553
5.05.02.04	Translation adjustments for the period	-	-	-	-	513,685	513,685	-	513,685
5.05.02.06	(Actuarial (losses) gains on pension plan, net of taxes	-	-	-	-	27,695	27,695	-	27,695
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	(273,544)	(273,544)	-	(273,544)
5.05.02.08	(Loss)/gain on percentage change in investments	-	-	-	-	1,980	1,980	-	1,980
5.05.02.09	(Loss) gain on hedge accounting, net of taxes	-	-	-	-	(1,440,471)	(1,440,471)	-	(1,440,471)
5.05.02.10	(Loss) / gain on net investment hedge	-	-	-	-	(20,148)	(20,148)	-	(20,148)
5.05.02.11	(Loss)/gain business combination	-	-	-	-	2,956,356	2,956,356	-	2,956,356
5.06	Internal changes in shareholders’ equity	-	-	(846,908)	846,908	-	-	1,091,114	1,091,114
5.06.01	Earnings reserve	-	-	(846,908)	846,908	-	-	-	-
5.06.04	Non-controlling interests in subsidiaries	-	-	-	-	-	-	1,091,114	1,091,114
5.07	Closing balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Value Added
(R$thousand)
Code	Description	Current Year 01/01/2016 to 12/31/2016	First prior year 01/01/2015 to 12/31/2015	Second prior year 01/01/2014 to 12/31/2014
7.01	Revenues	19,793,391	17,930,992	0
7.01.01	Sales of products and rendering of services	19,587,410	17,640,609	0
7.01.02	Other revenues	227,979	314,980	0
7.01.04	Allowance for (reversal of) doubtful debts	(21,998)	(24,597)	0
7.02	Raw materials acquired from third parties	(13,596,651)	(9,919,703)	0
7.02.01	Cost of sales and services	(10,827,219)	(9,846,011)	0
7.02.02	Materials, electric power, outsourcing and other	(2,699,488)	466,009	0
7.02.03	Impairment/recovery of assets	(69,944)	15,597	0
7.02.04	Others	-	(555,298)	0
7.02.04.01	Impairment of available-for-sale assets	-	(555,298)	0
7.03	Gross value added	6,196,740	8,011,289	0
7.04	Retentions	(1,322,497)	(1,171,937)	0
7.04.01	Depreciation, amortization and depletion	(1,322,497)	(1,171,937)	0
7.05	Wealth created	4,874,243	6,839,352	0
7.06	Value added received	(390,560)	4,873,844	0
7.06.01	Equity in income of affiliates	64,918	1,160,272	0
7.06.02	Finance income	643,590	487,720	0
7.06.03	Others	(1,099,068)	3,225,852	0
7.06.03.01	Others and exchange gains	(1,099,068)	3,225,852	0
7.07	Wealth for distribution	4,483,683	11,713,196	0
7.08	Wealth distributed	4,483,683	11,713,196	0
7.08.01	Personnel	2,031,183	1,979,633	0
7.08.01.01	Salaries and wages	1,623,744	1,586,300	0
7.08.01.02	Benefits	314,698	309,481	0
7.08.01.03	Severance payment (FGTS)	92,741	83,852	0
7.08.02	Taxes, fees and contributions	1,216,681	3,861,185	0
7.08.02.01	Federal	953,466	3,521,805	0
7.08.02.02	State	254,950	314,855	0
7.08.02.03	Municipal	8,265	24,525	0
7.08.03	Remuneration on third-party capital	2,079,316	7,090,253	0
7.08.03.01	Interest	3,282,816	3,122,862	0
7.08.03.02	Leases	23,848	16,271	0
7.08.03.03	Others	(1,227,348)	3,951,120	0
7.08.03.03.01	Others and exchange losses	(1,227,348)	3,951,120	0
7.08.04	Remuneration on Shareholders' capital	(853,058)	(1,215,964)	0
7.08.04.03	Retained earnings (accumulated losses)	(934,747)	(1,214,122)	0
7.08.04.04	Non-controlling interests in retained earnings	81,689	(1,842)	0
7.08.05	Others	9,561	(1,911)	0
7.08.05.01	Gain (loss) on discontinued operations	9,561	(1,911)	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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2016 MANAGEMENT REPORT

1-     MESSAGE FROM MANAGEMENT

In 2016, Brazil faced a strong economic and political crisis which, when combined with the adverse scenario on the international market, particularly in the steel sector, required enormous resilience from CSN. We are winning this challenge. To do so, we were able to count on the strength and quality of our team, improved our business strategies, increased exports, reduced costs and gained competitiveness.

Last year was also marked by the consolidation of the transaction to merge CSN’s mining and logistics activities, involving CSN Mineração S.A. (formerly, Congonhas Minérios S.A.) and Nacional Minérios S.A. In 2016, the company traded approximately 37 million tons of iron ore.

In the steel segment, CSN traded 4.9 million tons, selling 43% of this total on the foreign market, through direct exports or through sales made by our offshore subsidiaries. This consolidates the increased share of exports in CSN’s sales, following the trend seen last year.

In the cement sector, CSN showed that it intends to become an important player in the industry. In Arcos (State of Minas Gerais), the largest clinker furnace in Brazil is operating at full steam. We will continue investing in the expansion of production capacity to 5.7 million tons per year.

Another milestone in the year was the receipt of the “Pro-Ética” Seal issued by the Ministry of Transparency, Surveillance and Comptroller General of Brazil. The seal vouches for our concern for ethics, and our respect for best compliance practices. CSN is doing its bit to construct a more ethical business environment and collaborating towards a better society.

The year 2017 has brought challenges and will continue to do so. However, CSN sees these challenges as opportunities for improvement in our productive and management processes. We continue to believe in our work and in Brazil's recovery.

Benjamin Steinbruch

Chairman of the Board of Directors

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2-     THE COMPANY

With interests in steel, mining, cement, logistics and energy, CSN operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to this integrated production system and exemplary management, CSN’s production costs are among the lowest in the sector where it operates.

CSN has an installed capacity of 5.9 million tons of crude steel, reaching 4.9 million tons sold in 2016, 57% of which in the domestic market and 43% in exports and sales by our overseas subsidiaries.

In 2016, CSN produced and sold approximately 3.1 million tons of cement from two production units located in Volta Redonda (RJ) and Arcos (MG).

CSN is one of the largest industrial electricity consumers in Brazil, holding electricity generation assets through interest in consortiums of hydropower plants. It also generates energy integrated to its production process, thereby ensuring its energy self-sufficiency.

3- OUTLOOK, STRATEGY and INVESTMENTS

CSN has been investing in its five operational segments to enhance its units’ competitive advantages and review the Company’s business portfolio and projects to maximize the return to the shareholders.

3.1- STEEL

The Presidente Vargas Steelworks in Volta Redonda is CSN’s most important steel production unit, with an installed crude steel production capacity of 5.9 million tons per year. In addition to its units in Brazil, CSN has three subsidiaries abroad: CSN LLC, in the State of Indiana, U.S.A., Lusosider, in Portugal, and SWT - Stahlwerk Thuringen, in Germany. In 2016, the main strategies of the steel units included: i) maximizing the use and sale of coated products; ii) the reduction of finished product inventory; and iii) cost reduction and increase in energy efficiency.

3.2- MINING

CSN Mineração is Brazil’s second largest iron ore exporter in terms of sales of iron ore. In 2016, it sold approximately 37 million tons of iron ore, of which 4.1 million tons went to the Presidente Vargas Steelworks. In turn, Tecar, a port terminal operated by CSN Mineração and located in Itaguaí Port, shipped approximately 32 million tons of iron ore in 2016.

3.3- CEMENT

The Company has continued to invest in expanding its production capacity to 5.7 million tons per year. In Arcos (MG), two new crushing facilities were delivered in 2015, and in 2016, the new clinker furnace was installed, increasing annual capacity by 2.3 million tons of cement. Currently, CSN is self-sufficient in the production of clinker and cement, being one of the most competitive players in the regions where it operates.

3.4 – LOGISTICS

Ports

Tecon, a port managed by Sepetiba Tecon, a subsidary of CSN, is the largest terminal in terms of container turnover in Rio de Janeiro and one of the largest in its segment in Brazil. In order to expand the terminal, the Company has been investing in infrastructure, including the acquisition of new equipment, as well as the equalization of Berth 301, which was transformed into a continuous quay, enabling the handling of several large vessels simultaneously, thereby raising capacity to more than 600,000 TEUs per year. The Company continues to expand its commercial lines through new services. Its portfolio includes long-haul, direct connection lines to Asia and the Gulf of Mexico, in addition to coastal navigation, reaching the Mercosur and Brazil’s coast.

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Railways

CSN retains an interest in three rail companies: MRS Logística S.A., Transnordestina Logística S.A. and FTL Ferrovia Transnordestina Logística.

MRS

CSN holds, directly and indirectly, a 34.94% interest in MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor. MRS’ rail services play a vital role in supplying the Presidente Vargas Steelworks with raw materials, such as iron ore, coke and coal. It also transports all the iron ore for export, as well as some of CSN’s steel and cement output.

Transnordestina Logística S.A. (TLSA)

TLSA is the concession holder for the construction of Nova Transnordestina, a 1,753 km railway connecting the rail terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará. The railway’s projected annual operating capacity of 30 million tons will play a crucial role in the development of the Northeast region, providing logistical support for the oil and by-product, agriculture and mining sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A. (FTL)

FTL operates the former Northeastern network of the RFFSA, traversing seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km and a current operating capacity of around two million tons per year, with emphasis to fuel cargo, cement and pulp, among others. Currently, FTL’s operational railway network connects the states of Maranhão, Piauí and Ceará through its 1,191 kilometers. The traffic on the remaining rail stretches has been suspended. Said stretches are under negotiations to return to the ANTT and DNIT.

4- MAIN CORPORATE EVENTS

Corporate restructuring of indirect subsidiaries

•         CGPAR Construção Pesada S.A. (“CGPAR”)

On September 30, 2016, CSN acquired 50% stake in CGPAR, which used to be held by GPA Construção Pesada e Mineração Ltda. CSN became holder of 100% of the CGPAR’s capital stock.

•         Cia. Metalic Nordeste (“Metalic”)

On November 30, 2016, CSN sold all shares issued by Metalic, a CSN subsidiary, to Can-Pack Brasil Indústria de Embalagens Ltda., a subsidiary of Can-Pack S.A., a Polish metal packaging manufacturer and trader. The transaction amounted to R$372,536,929.29.

•         Other transactions

At the end of 2016, CSN Islands IX, located in the Cayman Islands, and Namisa Europe Lda., located in Portugal, were sold.

Constitution of subsidiaries

In 2016, the subsidiaries CSN Américas S.L.U. and CSN Steel S.L.U. founded Aceros México CSN as a commercial and steel office (imports for resale or imports for account and order).

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5- CORPORATE GOVERNANCE

Restatement of the Financial Statements for the year ended December 31, 2015

At the end of 2016, the Company decided to review the accounting treatment given to the transaction it conducted on November 30, 2015 and concluded on December 31, 2015, which resulted in the business combination of the related logistics and mining segments involving its subsidiary CSN Mineração S.A (former Congonhas Minérios S.A.) and Nacional Minérios S.A. (NAMISA), with no changes in its business structure, which led significant adjustments and, consequently, the need to restate the financial statements for the year ended December 31, 2015. It is worth noting that said financial statements, in turn, had already been voluntarily restated on November 14, 2016 due to changes in interpretation for the application of the Technical Pronouncement CPC 15/ IFRS 3 – Business Combinations identified in discussions that the Company had with its independent auditors on the accounting procedure for the presentation of the item of non-controlling interest of CSN Mineração S.A. in the consolidated financial statements. Due to the restatement of the financial statements for the year ended December 31, 2015, the revalidation process had to be extended and the procedures expanded in view of the auditing standards to which the Company is subject, extensions applicable to the financial statements for the year ended December 31, 2016 which, in the end, prevented the reissue and issue of the financial statements for the year ended December 31, 2015 and 2016, respectively.

Investor Relations

CSN continues to expand its communication channels, aiming to increase the Company’s transparency and exposure through new coverage by financial institutions and participation in events and conferences.

Capital Stock

CSN’s capital stock is divided into 1,387,524,047 book-entry common shares with no par value, each common share having the right of one vote at the Company’s Shareholders’ Meetings.

Controlled by Vicunha Aços S.A., Rio Iaco Participações S.A., CFL Participações S.A. and Vicunha Têxtil S.A., which retain 49.21%, 4.19%, 0.29% and 0.36% of the Company’s total capital, respectively, CSN’s management is exercised by the Board of Directors and Board of Executive Officers.

CSN – Ownership Breakdown on December 31, 2016 (%)

Annual Shareholders’ Meeting

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In accordance with the prevailing legislation, once a year the shareholders meet at the Annual Shareholders’ Meeting to elect the members of the Board of Directors, examine management’s accounts and the financial statements, and resolve on the allocation of annual net income and the eventual payment of dividends. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to resolve on specific issues that are not within the normal scope of the Annual Meeting.

Board of Directors

The Board of Directors comprises up to eleven members, who meet on a routine basis on the dates established by the annual calendar approved by it and on an extraordinary basis whenever necessary. Members are elected for a two-year term of office, re-election being permitted. The current Board of Directors is composed of seven members. Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Board of Executive Officers and deciding on relevant matters involving the Company’s businesses and operations. It is also responsible for electing and removing the Executive Officers and may, if necessary, constitute special advisory committees.

Board of Executive Officers

Currently composed of five Officers, one of whom is the CEO, the Board of Executive Officers is responsible for managing and administering the Company's social businesses, respecting the guidelines and resolutions of the Board of Directors and the Annual Shareholders’ Meeting. The members of the Board of Executive Officers meet whenever called to do so by the CEO or two other officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term, re-election being permitted.

Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities include reviewing the financial statements and other public information about the Company’s operating performance and financial condition and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as accompanying the internal and external audits.

Internal Audit

CSN maintains an Internal Audit Department, which acts independently within the organization to assist and communicate material facts to the Board of Directors, the Audit Committee and the Board of Executive Officers. It is responsible for ensuring the appropriate allocation of resources and protecting the assets of the CSN Group companies, providing support for compliance with the planned results, upgrading processes and internal controls in order to enhance financial and operating performance, as well as preventing the risk of losses or fraud and, consequently, any damage to CSN’s corporate image.

Independent Auditors

The independent auditors, Deloitte Touche Tohmatsu, who provided auditing services to CSN and its subsidiaries in 2016, were also hired to issue an opinion about the quarterly and annual financial statements.

No additional services were provided in 2016.

Amounts related to services provided by the Company’s auditors	(R$ thousand)
External audit fees	5,646
Total	5,646

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity. In accordance with CVM Instruction 480/09, the Board of Executive Officers declared on 10/27/2017 that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditor’s report and with the financial statements for the fiscal year ended December 31, 2016.

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Sarbanes-Oxley Act

The Company’s governance structure includes Corporate Risk Management, which reports to the Risk and Compliance Department whose responsibilities include assessing the risks that may impact the financial statements and defining internal controls to mitigate such risks, together with the managers responsible for business processes. The Company evaluates the effectiveness of its internal control structure, in compliance with 2013 COSO principles and the Sarbanes-Oxley Act (SOX), and the result of this assessment is reported to senior management and to the Audit Committee.

The Company’s governance structure also includes the Internal Audit department, responsible for auditing business processes and the independent monitoring of internal controls.

The Company is in the final stage of certification of its internal controls related to the 2016 Consolidated Financial Statements, in compliance with Section 404 of the Sarbanes-Oxley Act.

Code of Ethics

The CSN companies maintain a Code of Ethics, whose objective is to establish guidelines governing the personal and professional conduct expected in relations with employees, clients, shareholders, suppliers, communities, competitors and the environment. The code is made available to all stakeholders and business partners, and is used as a declaration of conduct in the company and of the commitments assumed. Its content is in the public domain and is available at www.csn.com.br.

The Company’s Risk and Compliance Department is responsible for the Integrity Program aimed at ensuring business transparency and compliance with the standards of ethical conduct in the exercise of our activities. This process includes the continuous training of employees and the monitoring of compliance with laws, regulations, internal policies and standards. In 2016, the Company was granted the “Pro-Ética” Seal issued by the Ministry of Transparency, Surveillance and Comptroller-General of Brazil. The seal was the result of the annual evaluation of the Integrity Program, and it reflects the efforts made by the public and private sectors to foster a corporate environment that is fairer, more ethical and more transparency.

The Company also provides whistleblowing channels for reporting improper conduct or suspicions. The employees, third parties and external audiences can blow the whistle anonymously, or identify themselves. Secrecy, confidentiality and non-retaliation are assured. Complaints are handled by Compliance Investigation Management, which reports to the Risk and Compliance Department.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent, unified and within the proper timeframes, in accordance with CVM Instruction 358/2002 and Section 409 – Real Time Issuer Disclosure of the Sarbanes-Oxley Act. In late 2016, the Company approved a new Disclosure and Trading Policy that changed the way it discloses its Material Acts and Facts, which are now published in the News Portal of the Folha de São Paulo newspaper, as well as on the websites of the Comissão de Valores Mobiliários [Brazilian Securities Commission], and the B3 S.A. – Brasil Bolsa, Balcão [São Paulo Stock Exchange], as well as on the Company’s Investor Relations website.

6- INNOVATION

The Company has a tradition of pioneering spirit and innovation as an intrinsic part of its history. For more than 60 years, our Research Center has been recognized for developing new products and new solutions to the market. This represents the true essence of its activities, turning innovation into the engine powering economic growth.

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In 2015, the company created the INOVA CSN unit, whose purpose is to enable innovation projects related to products, processes, energy efficiency and the environment in the Company’s business units. INOVA CSN connects the company to the technological and scientific development environment, in Brazil and abroad, in the pursuit of innovations that add value to the Company, its clients and the communities in which we operate. One of the highlights of the Strategic Innovation Plan in force is the Product Innovation project with industrial-scale development of Advanced High-Strength Steels used in the automobile industry.

CSN manages intellectual property rights, including trademarks, patents, and industrial designs, ensuring adequate protection for the Company and encouraging sales, through contracts for the technological transfer of know-how resulting from its own innovation developments.

7- PEOPLE

CSN’s People Management model is based on the conviction that human capital is our competitive advantage and the best way to ensure our performance in the market where we operate.

CSN’s integrated and efficient people management is based on five pillars: Attract; Align and Engage; Evaluate; Develop; Recognize and Reward –, investing in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people.

To maintain a high-performing and qualified team, each year, we improve our programs to attract, develop and retain talent at different levels. These programs are in line with our strategic guidelines. In 2016, we invested 345,482 thousand hours in training, with the goal of generating knowledge and developing the skills necessary to achieve corporate goals.

The year of 2016 was marked by the update of our new Performance Evaluation model, which is now named “SuperAÇÃO.” The program assesses the performance (measured through the monitoring of targets) and competences (which are behaviors rooted in CSN’s Essence: doing more, doing better, doing always). We take into account the following competencies: Delivery, Leadership (for Managers only), Teamwork, Communication, Passion, Innovation, Initiative, Optimization, Learning, Change, Sustainability and Future. The behavioral evaluation is structured in three stages (self-assessment, manager’s assessment and a consensus meeting).

SuperAÇÃO results are part of our PPR indices, which seek to continuously leverage our results and encourage meritocracy, in addition to supporting corporate development actions.

Where Leadership is concerned, we wish to highlight the performance of the Key Player Leadership module, whose purpose is to develop a change in attitude in the face of daily challenges, and expand people’s view of playing a leading role, even in situations lacking flexibility and/or resources, focusing on common business objectives. This module applied an innovative method that allowed a greater adherence by the participating managers.

Another highlight in 2016 were the actions to develop the employees identified as potential successors, through the Career and Succession program. Through this practice, we identify and evaluate potential successors, continuously bringing forward new leaders in line with the organization’s culture and strategies, with the aim of the sustainability and growth of CSN group’s business.

CSN closed 2016 with around 23,000 direct employees and 12,000 indirect employees and a turnover rate of around 13%, one of the lowest in the industrial sector.

8 - SOCIAL RESPONSIBILITY

CSN’s social responsibility projects are created to value the potential of each region where it operates and their respective communities, in partnership with the local government and society. From 2006 to 2016, the amount invested by CSN surpassed R$167 million. In 2016 alone, investments amounted to R$11.9 million in the educational, cultural, sporting and health areas through CSN Foundation initiatives and through projects developed by partner institutions, supported by tax incentives.

The CSN Foundation’s cultural and educational initiatives are present in the “Garoto Cidadão” project, which provides social and cultural activities for 1,500 socially vulnerable children and teenagers in the communities where the company operates. In 2016, in order to foster education and contribute to the construction of equal opportunities, the CSN Foundation innovated with its international scholarship program called “Ganhar o Mundo,” in which 781 people were enrolled to compete for 30 scholarships. The “Histórias que Ficam” program, a N Foundation initiative that provides consulting services, and stimulates and promotes Brazilian documentary films, conducted a public debate about film editing and offered consulting services for the four films selected, which are now being produced. The program was also a partner in DocSP, an event sponsored by CSN to promote distribution labs with renowned professionals of the audiovisual sector.

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CSN Foundation maintains two technical schools, one in Volta Redonda (RJ) and another in Congonhas (MG), which had 1,023 students in 2016, 281 of whom on scholarships, while the Bela Vista Hotel-School, in Volta Redonda, offers 176 places per year for courses in hotel management, providing professional qualification in various areas. 1,012 students have been trained since 2007.

Among the initiatives sponsored by CSN, we highlight the Unibes Cultural programming, the “Diálogo no Escuro” exhibition, the restoration of Palácio Laranjeiras, in addition to sports training projects of Volta Redonda and Audax clubs. CSN also sponsored projects in the National Cancer Care Support Program and the Health Care Support Program for People with Special Needs (PRONAS and PRONON) and the Senior Citizens’ Fund, as well as the initiatives of the Support Group for Children with Special Needs (AACD) and the Barretos-SP Cancer Hospital.

9 - SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

CSN maintains various social, environmental and sustainability management instruments in order to act in a purposeful way and meet the needs of the various stakeholders involved in the communities and businesses where it operates. The Company's sustainability practices have as main objectives the creation of sustainable values and the management of environmental risks; the optimization and efficiency in the use of natural resources and the control of potential impacts.

The companies that received the ISO 14001 Certification are: Casa de Pedra (Congonhas, MG), Presidente Vargas Steelworks (Volta Redonda/ RJ), Porto Real Branch (Porto Real/RJ), Bocaina Mine (Arcos, MG), Paraná Branch (Araucária/PR), TECON (Sepetiba/RJ), Prada distribution unit (Mogi das Cruzes/ SP). All other units are currently in the process of implementing the SGA, and they have been following a corporate program in order to progressively advance based on ISO 14001 Certification guidelines.

SGA development is under the responsibility of the Internal Environmental Management Committee (CIGA), which includes professionals of the environmental and operating areas of the units. This group meets on a monthly basis to ensure continuous improvement of the SGA being implemented, and to detect and prevent possible environmental impacts.

With the potential risk of scarce water resources, mainly in the Southeast, CSN has been continuing several actions to increase the efficiency of water use in its production processes, with emphasis on the water reuse index of over 92% in Presidente Vargas Steelworks (UPV). The Company prepared the Water Inventory in the following units: UPV (RJ), CSN Cimentos (RJ), Namisa and Casa de Pedra (MG), TECAR and TECON (RJ), enabling plans and measures to be efficiency and reduction of potential impacts.

Since 2010, CSN has been undertaking an inventory of its greenhouse gas emissions in line with GHG Protocol guidelines, in order to provide input for managing carbon, mitigating risks and adapting to climate change. In response to requests from investors, the Company reports on a yearly basis, to the Carbon Disclosure Project (CDP), the guidelines it follows regarding climate change, supply chain and water resources.

The Company has also adopted other sustainability strategies. Since 2012, CSN has participated in the Climate Forum promoted by the Ethos Social Responsibility Institute. In 2015, the Company joined the “Open Letter to Brazil on Climate Change” initiative, according to which the Brazilian government would assume a leading role during the 21st United Nations Framework Convention on Climate Change (UNFCCC), or COP-21.

In 2015, the company was an early mover by participating in the first ABNT Carbon Footprint certification program, receiving the seal for its Hot Rolled Coil products and mapping out all emissions from its production chain. This certification gives our product greater transparency regarding process quality, risk management and climate change- related opportunities.

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In 2015, CSN’s SGR – Waste Management System at the Presidente Vargas Steelworks was among the award-winning projects at the 56th Congress of the Latin American Steel Association (ALACERO). Among the 33 projects enrolled, the jury elected CNS’s initiative due to its innovation and applicability at other plants.

Finally, CSN has been constantly mapping its stakeholders and, since 2012, it uses mapping criteria to assess environmental, social and economic impacts, in accordance with the Global Reporting Initiative (GRI) guidelines, for all its operations. The data and indicators obtained in this process allow CSN to monitor its performance and assess its exposure to social and environmental risks and future opportunities.

10 - DISCLAIMER

Certain of the statements contained herein are forward-looking statements and projections, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors (on a regional, national or global basis).

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

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                                                                                           (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai - TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

On November 30, 2015 the Company has transferred to its subsidiary CSN Mineração S.A. (previous Congonhas Minérios S.A.) the mining assets, the logistical infrastructure, including the mine Casa de Pedra, the right to operate the terminal TECAR, S.A. and equity interest in MRS Logística S.A. ("MRS"). On the same date, the business combination of Nacional Minérios S.A (“Namisa”), result in participation of Asian Consortion of 12.48% stake in CSN Mineração S. A.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ) is installed the new business unit CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

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In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos, where the company already operates a clinker kiln using its limestone of a company-owned mine and two cement mills. With this project, the cement production capacity in the Southeast will reach 4.4 million tons per year. At a later stage the Company evaluates the deployment of an advanced milling unit, adding another 1 million tons.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which explores the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), concessionaires of the  former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and CSN Mineração, the Company operates the Container Terminal (Tecon) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

Tecon is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 27 - “Segment Information” details the financial information per each of CSN´s business segment.

•       Going Concern

On December 31, 2016, the Company has borrowings amounting to R$30.5 billion, of which R$28.3 billion have maturities in the long term, as mentioned in note 13 to the financial statements.  Until the 3rd quarter of 2017, the Company amortized principal and interest the amount of R$2.9 billion, and for the 4th quarter of 2017 it expects to amortize principal and interest in the amount of R$1.1 billion. During 2018 the borrowings are expected to be repaid and, including interest to be incurred next year, amount to approximately R$7.7billion.

The financial leverage may adversely affect the businesses, financial conditions and operating results. Which can entail the following considerations:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings.

•         Exposure (i) to fluctuations in interest rates due to the renegotiation of debts and new borrowings taken, and fluctuations in exchange rates since a significant part of the borrowings is denominated in foreign currency.

•         Increase in the economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

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The Company reported accounting losses in recent periods (R$0.9 billion in 2016), mainly due to the financial leverage since the cost of debt (R$3.3 billion in 2016) is currently higher than the pre-tax operating income (R$ 1.0 billion in 2016). The Company’s ability to continue operating depends, therefore, on the achievement of operating targets defined by Management, in addition to refinancing of contracted debts, and/or actions related to financial deleveraging.

In addition to the continuous focus on improvement in operating income, which showed an evolution in 2016 when compared to the previous year, Management has various actions in progress to increase the Company’s liquidity through an extension of borrowing payment terms.

This plan was started in 2015, with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. For 2017, Management remains committed to the plan to extend it debt payment term, mainly those of short term, estimating the renegotiation of borrowings at R$ 1.5 billion.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets; however, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

Based on Management’s cash flow projections that covered the period until December 2018 as of the date of these financial statements, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, Management believes that the Company has appropriate resources to continue as a going concern in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2016 have been prepared on the assumption that the Company will continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated and parent company financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil in compliance with Brazilian Corporate Law, pronouncements, guidelines and Interpretations issued CPC (Accounting Pronouncements Committee),  rules issued by CVM (Brazilian Securities Commission) and  International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and highlight all the relevant information of the financial statements, and only this information, which correspond to those used by the Company's management.

The preparation of financial statements in conformity with IFRS and CPC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. It is disclosed in the notes to this report all subjects involving a high degree of judgment or complexity, or when assumptions and estimates are significant to the consolidated financial statements, those subjects are related to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security contingences, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criteria used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When the IFRS and the CPC allows us to option between acquisition cost and other measurement criteria, the acquisition cost was the criteria used.

The consolidated and parent company interim financial statements were approved by the Board of Directors on October 27, 2017.

2.b) Consolidated financial statements

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The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2016 and 2015 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2016	12/31/2015	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp. (1)		100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A. (2)	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Cia Metalic Nordeste (3)		99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A. (4)	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	100.00	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	90.78	89.79	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CGPAR - Construção Pesada S.A. (5)	100.00		Mining support services and Equity interests

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Acquisitions, Ltd. (1)		100.00	Financial transactions and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
CSN Holdings (UK) Ltd (1)		100.00	Financial transactions and Equity interests
CSN Handel GmbH (6)		87.52	Financial transactions, product sales and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52	87.52	Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda. (1)		87.52	Equity interests, product and iron ore sales
CSN Mining GmbH (7)	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (8)	87.52	87.52	Commercial representation
Aceros México CSN (9)	100.00		Commercial representation, sale of steel and related activity

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A. (5)		50.00	Mining support services and Equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	49.02	56.92	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies therefore they do not appear in the note 10.a, where is disclosed business information under the equity method and classified as available for sale.

• Events in 2016:

(1) Company terminated;

(2) New corporate name of Mineração Nacional;

(3) Company sold to Can-Pack, as note 4;

(4) New corporate name of Congonhas Minérios S.A.;

(5) Control acquisition, as note 3.2;

(6) Company was incorporated by indirect subsidiary CSN Mining GmbH;

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(7) New corporate name of Namisa Handel GmbH;

(8) New corporate name of Namisa Asia Limited;

(9) Company constituted;

•                      Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2016	12/31/2015	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00		Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund
Diplic - Private credit balanced mutual fund (1)		100.00	Investment fund
BB Steel - Private credit balanced mutual fund (1)		100.00	Investment fund

(1)     Multimarket investment fund fully redeemed.

In preparing the consolidated financial statements, we have adopted the following consolidation procedures:

•                     Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity by the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are not indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of joint ventures to financial costs, cost of sales and income tax and social contribution.

The base date to the financial statements of the subsidiaries and joint ventures is the same as of the Company, and their accounting policies are also in line with the policies adopted by the CSN.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) which financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when the control is transferred to the Company and are deconsolidated from the date when such control ceases.

Joint ventures and joint operations

Joint arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Therefore, the assets, liabilities, revenues and expenses related to its interests in joint operations are accounted for individually in the financial statements.

Joint ventures are accounted for under the equity method and are not consolidated.

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to financial costs, cost of sales, net sales and income tax and social contribution.

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Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding percentage from 20% up to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of subsidiary net assets is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.c) Parent company financial statements

In the parent company financial statements, investments in subsidiaries and associates are accounted for by the equity method. To get the same result and equity attributable to equity holders in parent company and consolidated financial statements, are made in both financial statements, the same practice of adjustments upon adoption of IFRS and CPCs.

2.d) Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements are related to each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2016 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2016, US$1 is equal to R$3.2591 (R$3.9048 at December 31, 2015) and €1 is equal to R$3.4384 (R$4.2504 at December 31, 2015), according to the rates obtained from Central Bank of Brazil website.

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into exchange differences related to the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

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Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on investments classified as available-for-sale are included in comprehensive income in shareholders' equity.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•         The assets and liabilities of each balance sheet presented are translated by exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed or sold.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded into other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

2.e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Bank certificates of deposit and government securities that do not meet the above criteria are not considered cash equivalents and are classified as financial investments, according to note 6.

2.f) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of their legal counsel regarding the collection of these receivables for recognizing the allowance for estimated losses.

2.g) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished goods and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.  The allowance for estimated losses on slow-moving or obsolete inventories are recognized when considered necessary.

Stockpiled ore inventories are accounted for as processed when removed from the mine. The cost of finished goods comprises all direct costs necessary to transform stockpiled inventories into finished goods.

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2.h) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

2.i) Business combination

The acquisition method is used to account for on each business combination conducted by the Company. The payment obligation transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

2.j) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 11. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are accounted for in separate line items of property, plant and equipment.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period the subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of historical data related to area exploration;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market and financial studies;

The development costs from new mineral deposits or from capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

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The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, they are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of than where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.k) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods estimated.

Mineral rights acquired are classified in line item ‘’other assets’’ in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquiree´s assets and liabilities. Goodwill on acquisitions of subsidiaries is recognized as intangible assets in the consolidated financial statements. In the parent company statements, goodwill is included in investments. The gain on purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to CGUs of CGUs that are expected to benefit from the business combination in which the goodwill arose, and recalling that unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives from one to five years.

2.l) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized by the exciding value of an asset´s recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, are subsequently reviewed for possible reversal of the impairment at the reporting date.

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2.m) Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized for an asset since it is agreed that either cash reimbursement or future reduction on payables will flow back to CSN. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan. The present value of economic benefits is calculated taking into account the funding requirements applicable to the Company’s plans. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. Whenbenefits became vesting rights, all actuarial gains or losses are immediately recognized in profit or loss.

The Company recognizes all actuarial gains or losses resulting from defined benefit plans immediately in other comprehensive income. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

2.n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and it has reliable cost estimation.

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The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). Success fees are accrued to the extent that they make it probable that disbursements will occur . When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.o) Concessions

The Company has governmental concessions to provide the following types of services: railway and port transportation managed by Company´s subsidiaries and joint-ventures. The concessions included in the consolidated financial statements are related to the rail network in the Northeast area, managed by the subsidiary FTL, the container terminal in Itaguaí, managed by the subsidiary Sepetiba Tecon and the port terminal TECAR for exporting ore and importing coal, which is managed by the subsidiary CSN Mineração.

The Company´s concession contracts are not within the scope of the international interpretative standard ICPC01/IFRIC12, considering that the grantor (refers to the government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers. In essence, all concession contracts have operating leasing characteristics. Therefore, the accounting should follow the accounting rules applicable to leases. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after the completion of these contracts.

Payments made under operating leases are recognized in the income statement on a straight line basis over the period of the contracts.

There are assets related to our concessions which are subject to reversion to the grantor at the end of the concession agreement.

 The residual carrying amounts of these assets on December 31, 2016 are listed below with an indication of their classification in our financial statements:

Concession	Net book value (R$)		Classification in balance sheet
Sepetiba Tecon S.A. (TECON)	239	million	Fixed assets
			intangible: Software
Tecar	1,514	million	Fixed assets
			intangible: Software
Ferrovia Transnordestina Logistica S.A. (FTL)	280	million	Fixed assets

Transnordestina Logística S.A. (TLSA)	7,413	Million (1)	Investment
MRS Logística S.A. (MRS)	3,576	Million (2)	Investment

(1) The amount of fixed and intangible assets is recognized in TLSA’s financial statements. We recognize our interest in the net assets of TLSA under the equity method and our investment balance in TLSA as of December 31, 2016 was R$1,491,358.

(2)            The amount of fixed and intangible assets is recognized in MRS’s financial statements. We recognize our interest in the net assets of MRS by the de equity method and our investment balance consolidated in MRS as of December 31, 2016 was R$ 1,711,558.

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2.p) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction to the amount received, net of taxes.

When any Company of the Group buys Company shares (treasury shares), the amount paid, including any directly additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or sold. When these shares are subsequently sold, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

2.q) Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the receivables. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract term.

2.r) Finance income and finance costs

Finance income includes interest income from funds invested (except available-for-sale financial assets), dividend income not accounted for under the equity method, gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, dividends on preferred shares classified as liabilities, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

2.s) Income tax and social contribution

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and joint ventures when it is probable that they will not reverse in the foreseeable future.

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Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually, the Company reviews and verifies the existence of future taxable income and a provision for loss is recognized when the realization of these credits is not likely.

2.t) Earnings/(Loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Group and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Group does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.u) Environmental and restoration costs

The Company recognizes a provision for the recovery costs and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period when the provision for recovery is recognized coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Group and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

2.v) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project developments (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product commercial production, on a straight-line basis and over the period of the expected benefit.

2.w) Financial instruments

i)    Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•  Financial assets measured at fair value through profit or loss

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Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•     Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables, other receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•       Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•       Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments for the Company, unless Management intends to dispose of the investment within 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

The changes in the fair value of available-for-sale financial assets are recognized as follows: (i) the effects of foreign exchange differences and the changes in the fair value of the investment in the investee’s capital are recognized directly in the Company’s shareholders’ equity, in “Other comprehensive income” and; (ii) the effects of foreign exchange differences and the changes in the option’s fair value are recognized in the income statement for the year.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

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ii)             Impairment of financial assets

The Company evaluates in the end of each reporting period whether there is an evidence that a financial asset or a group of financial assets are impaired.

•       Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there are evidences of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and the future cash flow estimation can be reliably calculated.

The criteria used by CSN to determine whether there are evidences of impairment loss includes:

•       significant financial weakness related to the issuer or counterparty;

•       a breach of contract, such as default or delinquency at interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial weakness, grants to the borrower a concession that the lender would not otherwise consider;

•       it becomes probable that the borrower will incur in bankruptcy or other financial reorganization;

•       the disappearance of an active market for the related financial asset because of financial weakness; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- Adverse changes in the payment status of borrowers in the portfolio;

- National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured by the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•       Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline at the fair value of an investment in an equity instrument below of its cost is also an evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost as well as the financial health and short-term business prospects for the investee, including factors such as:  industry and segment performance, changes in technology and operating/financial cash flows. If any of the impairment evidences is observed for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity to profit or loss. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed.

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CSN tested for impairment its available-for-sale investment in Usiminas shares, see note 14 – Financial Instruments.

iii)            Financial liabilities

Financial liabilities are classified categories ‘’measured at fair value through profit or loss’’ and ‘’other financial liabilities’’. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

•   Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, as well as trade payables.

•  Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts as well as the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv) Derivative instruments and hedging activities

•                Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter they are subsequently measured at their fair value and any changes are recognized as “Finance income (costs)” in the income statement.

•  Cash flow Hedge

The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument of a foreign exchange risk associated to the cash flows from forecast, highly probable exports (cash flow hedges).

At the inception of the transaction, the Company documents the relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in other expenses / revenues operational, if applicable.

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The amounts accumulated in equity are realized at the on operating expenses/income in the periods when the forecast exports affect the result.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in equity at the time remain recognized in equity and, from that moment, the exchange variations are recorded in the financial income (expenses). When the forecast transaction is completed, the gain or loss is reclassified to operating expenses/income. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Other operational”.

The movements in the hedge amounts designated as exporting cash flow hedges are stated in note 14 – Financial Instruments.

•  Net investment hedge

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to CPC38/IAS39. Such relationship occurs since the maturity of the financial liabilities is related to the exchange variation of the investments in the amounts required for the effective relationship.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking out various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in other operating, when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as a other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 14 – Financial Instruments.

2.x) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to enable decisions regarding resources to be allocated to the segment and assessment of its performance. The Company maintains distinct financial information for the distinct segments.

2.y) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply to the conditions attaching to them and assurance that the grants will be received, so then they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs that the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions, which are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.z) Noncurrent assets held for sale and discontinued operations

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Noncurrent assets and groups of assets are classified as held for sale if their carrying amount is recovered mainly through a sale transaction and not through continued use.

The criteria for classification of items held for sale are considered to be met only when the sale is highly probable and the asset or group of assets is available for immediate sale.

Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

Classification as a discontinued operation occurs through disposal, or when the transaction meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Group business which comprises operations and cash flows that may be clearly distinct from the rest of the Group and represent a separate separate business line or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the total income after income tax of these operations, less any impairment loss.

2.aa) New standards and interpretations issued and not yet adopted

The following standards and interpretations have been issued, but have not yet effective and were not early adopted by the Group for the year ended December 31, 2016:

Standard	Main items introduced by the standard	Effective date
IFRS 9 – Financial Instruments

IFRS 9 retains, but simplifies, the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the characteristics of the financial asset's contractual cash flow.

IFRS 9 retains most of IAS 39 requirements for financial liabilities.

The main change refers to those cases where the fair value of the financial liabilities must be segregated so that the fair value portion related to the entity’s credit risk is recognized in “Other comprehensive income” and not in profit or loss for the period.

The guidance on IAS 39 on the impairment of financial assets and hedge accounting is still applicable.

January 1, 2018
IFRS15 – Revenue from Contracts with Customers

This new standard introduces the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized.

IFRS15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, and related interpretations.

January 1, 2018

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IFRS16 – Leases

This new standard defines the principles for recognition, measurement, presentation and disclosure of leases and introduces a single model for the accounting of leases in the balance sheet for the lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low-value items. For lessors, accounting treatment remains practically the same, with the classification of leases as operating leases or financial leases, and accounting for these two types of lease differently. IFRS 16 replaces existing lease standards, including IAS 17 / CPC 06 (R1) - Leasing operations and ICPC 03 (IFRIC 4, SIC 5 and SIC 27) - Complementary aspects of leasing operations

January 1, 2019
Initiative disclosure (Amendments to CPC 26 / IAS 7)

The amendments require additional disclosures that allow users of financial statements to understand and evaluate changes in liabilities arising from financing activities, both changes in cash flows and other changes

January 1, 2017
Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to CPC 32/ IAS 12)	The amendments clarify the accounting of deferred tax assets for unrealized losses on debt instruments measured at fair value.	January 1, 2017
IFRIC 22 – Foreign Currency Transaction and Advance Consideration

The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income

The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income

The Interpretation covers foreign currency transactions (or part of them) when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it).

January 1, 2018
IFRIC 23 – Uncertainty over Income Tax Treatments

Can be unclear how tax law applies to a particular transaction or circumstance. This interpretation complements the CPC 32/ IAS 12 – Income Tax, clarify how to reflect the effects of uncertainty over income tax treatments.

January 1, 2019

The Accounting Pronouncements Committee has not yet issued an accounting pronouncement or amendment to pronouncements in effect corresponding to all new IFRSs.

Therefore, the early adoption of these IFRS is not allowed for entities that disclose their financial statements in accordance with accounting practices adopted in Brazil.

The Company will adopt the applicable standards when they became effective. Until now, the impact of these new standards are being studied and evaluated and therefore is not possible to the Company’s Administration to determine qualitative and quantitative effects of these pronouncements.

There are no other standards and interpretations issued and not yet adopted that may have, in Management’s opinion, a material impact on its financial statements.

2.a.b) Restatement of the Financial Statements of December 31, 2015

In addition to the detailed review of the business combination transaction explained in item (a) below, the Company’s management performed a thorough review of various components and transactions, including the studies that support the recognition and maintenance of the amounts of long-lived assets, such as investments in subsidiaries and associates, goodwill, property, plant and equipment and tax credits. As a result of this review, a long-lived asset whose realization depends on projections with observable assumptions was revalued and its expected realization was adjusted. Accordingly, the financial statements for the year ended December 31, 2015, originally dated March 28, 2016 and restated on November 14, 2016 due to adjustments in noncontrolling interests, are being restated for the second time as a result of the detailed review mentioned above, which resulted in material adjustments to the following items:

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(a)   Business combination between CSN Mineração and Namisa; and

(b)   Expected realization of income tax and social contribution tax credits.

We present below further details of items that led management to decide for the second restatement of the financial statements for the year ended December 31, 2015.

a.     Business Combination

The Company is restating the balances of the financial statements for the year ended December 31, 2015, as a result of a detailed review of all aspects of the business combination occurred on November 30, 2015, by which the Company’s mining activities were restructured and concentrated on a primary entity, CSN Mineração S.A. This review occurred after the first restatement, on November 14, 2016, of those financial statements resulting from a change in the interpretation of the gains attributed to owners and to non-controlling, as disclosed in note 2.a.b, of those financial statements.

Within this context, the Company identified errors in certain assumptions used in the fair value determination of the entities involved in the transaction, Namisa and CSN Mineração as well as in the accounting for the clause of the Investment Agreement signed in December 2014 that approached the treatment to be given to Namisa’s assets excluded from the transaction, Fernandinho, Cayman and Pedras Pretas (“excluded assets”). As per that clause, Fernandinho, Cayman and Pedras Pretas assets included in the made for fair value determination of Namisa should have been transferred directly to any entity other than CSN Mineração. By mistake, those assets were included within the net assets of Namisa contributed to CSN Mineração and, in a subsequent act, were transferred from CSN Mineração to another entity, Minérios Nacional (current corporate name of Mineração Nacional S.A.). Lastly, the review appointed to a change in the interpretation of the determination of the gain or loss in the pre-existing relationship between the acquirer and the acquiree entities as established in the accounting pronouncement CPC15/IFRS3.

As mentioned in Note 3, on November 30, 2015, CSN Mineração acquired the majority control of the joint venture NAMISA and applied CPC 15/IFRS3 to account for the business combination under the acquisition method.

The legal implementation of the transaction took place on November 30, 2015 by the primary issuance of shares by CSN Mineração, paid up the Asian Consortium with its shares held in NAMISA after split of the excluded assets. Subsequent act but on the same date, CSN Mineração and CSN signed a new Shareholders' Agreement of NamisaA giving to CSN Mineração the majority control of NAMISA. With the disproportionate spin-off, the consortium’s stake in Namisa became 40.24% and CSN’s stake 59.76% (before the split, the stake was 40% and 60%, respectively).  Within this context, immediately after, Namisa   after split of the excluded assets was merger into CSN Mineração, extinguishing the abovementioned Shareholders' Agreement.

The acquisition method applied in the business combination had resulted in net gains of R$2.9 billion in net income for the year of the subsidiary CSN Mineração (acquirer entity) and in CSN Parent Company and Consolidated, which were changed to net gains of R$2.2 billion in CSN Mineração and of R$3.0 billion in CSN Parent Company and Consolidated after the review of the transaction, and that can be shown as follows:

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	CSN Mineração (In R$ Million)
	As Originally Reported	Restated
Gain in the fair value remeasurement of the 60% ownership previously held in NAMISA.	2,791	2,516
Gain (loss) in the liquidation of the pre-existing relationship	622	(493)
Income tax and social contribution	(528)	168
Net gains	2,885	2,191

	CSN Parent Company (In R$ Million)
	As Originally Reported	Restated
Equity results	2,885	2,191
Gain in the fair value remeasurement of the 60% ownership previously held in the excluded assets of NAMISA.		1,274
Income tax and social contribution		(433)
Net gains	2,885	3,032

	CSN Consolidated (In R$ Million)
	As Originally Reported	Restated
Gain in the fair value remeasurement of the 60% ownership previously held in NAMISA.	2,791	3,790
Gain (loss) in the liquidation of the pre-existing relationship	622	(493)
Income tax and social contribution	(528)	(265)
Net gains	2,885	3,032

As a result of aforementioned review of aspects of the business combination, which identified errors on assumptions used to determine the fair value of Namisa, the Company verified that the purchase price considered for accounting purposes, previously of R$ 13.4 billion, became R$ 17.5 billion as disclosed in the table below:

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(In R$ Million)

Item	Comments	As Originally Reported	Restated
Assets acquired	Cash payment in the amount of USD707MM.	2,727	2,727
Liabilities assumed	Financial adjustment of working capital and debt.	6	6
Equity instruments issued	CSN Mineração issued equity intruments that were given to the Asian Consortium.	2,619	4,034
Fair value of the interest previously held by the acquirer entity before the business combination	CSN Mineração held 60% of Namisa's shares post-split before the business combination and remeasured at fair value.	8,023	10,700
Purchase price considered for the business combination		13,375	17,467

On the other hand, upon the implementation of the transaction, CSN had recognized in its previously restated financial statements filed on November 14, 2016 a gain of R$1.6 billion directly in the net equity as a change in the ownership percentage, that has been adjusted to R$2.9 billion, as disclosed below:

		R$ (Million)
Events	As Originally Reported	Restated
Asian Consortium's contribution to CSN Mineração	2,619	4,034
CSN's interest - 87.52% (1)	2,292	3,531
Acquisition by CSN of 4.16%	2,727	2,727
Financial adjustment of working capital and debt (closing)		6
Assets acquired and liabilities assumed	2,727	2,733
Asian Consortium's interest - 12.48% (2)	(340)	(341)
Adjustment in the ownership interest variation % (3)	(360)	(274)
Other effects arisen from the corporate restructuring (4)	(7)	27
Total gain of the transaction between shareholders (1+2+3+4)	1,585	2,943

These amounts are further detailed in the Note 3. The excluded assets Fernandinho, Cayman and Pedras Pretas were contributed in the wholly-owned subsidiary Minérios Nacional S.A. (former Mineração Nacional S.A.) at the book value of R$60 million. The remeasured amount at fair value of those assets remained accounted for in CSN as investments, having as support the mining rights in the amount of R$2.2 billion.

The aspects that raised the adjustments abovementioned in the Company’s net income of the year and in the shareholders’ equity are the following:

a)            Assumptions of seaborne freight in the assessment reports that determined the fair value of Namisa and CSN Mineração;

b)            Peer companies used in the determination of the discount rate used in the assessment reports that determined the fair value of Namisa and CSN Mineração;

c)             Adoption of CPC15 / IFRS3 related to the liquidation of the pre-existing relationship between the acquirer and the acquiree entities;

d)            Application of the Investment Agreement clause that determined the exclusion of certain assets of the transaction; and

e)            Assumptions of rail freight in the determination of fair value of the excluded assets Fernandinho, Cayman and Pedras Pretas.

Find below a brief description of each of the five errors above and its individual impacts in the business combination:

•       Seaborne freight – additional gain in the Company’s net income for the year of R$1,991 million and in the shareholders’ equity of R$2,677 million.

During the review of the business combination, we identified that the prices of seaborne freight considered in the assessment reports that determined the fair value of CSN Mineração and Namisa prepared at the time of the original transaction at the end of 2015 were over-estimated and did not trace relationship with the historical curves when compared to the curves of iron ore prices as well as did not present a relationship with the market prices practiced by CSN at the time those assessment reports were prepared. Accordingly, new assessment reports to determine the fair value of Namisa and CSN Mineração were prepared considering a curve of seaborne freight prices more closely related to the variations of the curve of crude oil prices which originated a more consistent relationship seaborne freight/iron ore prices, more compatible with the historical data and with the prices effectively practiced. The change in the curve of seaborne freight accreted the fair value of CSN Mineração in R$8 billion and of Namisa in R$3,5 billion. These increases in the fair value of Namisa generated an additional gain of R$1,496 million in the CSN Mineração and R$ 495 million in the Parent Company when compared to the previously restated consolidated financial statements filed on November 14, 2016.

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•       Discount rate – additional gain in the Company’s consolidated net income for the year of R$48 million and in the shareholders’ equity of R$ 443 million.

In the review of the business combination it was also identified in the determination of the discount rate used in the fair value of Namisa and CSN Mineração one entity that did not have relationship with iron ore mining activities. The change in the peer entities used in the determination of the discount rate considered in the fair value of Namisa and CSN Mineração reduced the discount rate from 14.36% to 13.83% in Namisa and from 13.91% to 13.19% in the result of CSN Mineração, increasing the discounted cash flow of CSN Mineração in R$3,6 billion and R$1.2 billion in Namisa. This increase in the discounted cash flow of Namisa generated a loss of R$48 million in CSN Mineração and a gain of R$96million in the Parent Company when compared to the previously restated consolidated financial statements filed on November 14, 2016. In addition, R$ 395 million were recognized directly in shareholders' equity, as shown in the summary table below

•       Liquidation of the pre-existing relationship – negative impact exclusively related to the prepaid part of the operational contracts of R$2,056 million in the consolidated net income for the year and in the shareholders’ equity of R$1,799 million due to the reversal of a gain before taxes of R$1,554 million into a loss before taxes of R$1,225 million, when combined with the other effects related to the errors identified.

In the consolidated financial statements previously released and restated on November 14, 2016 it was considered for the determination of the gain in the liquidation of the pre-existing relationship between the acquirer and the acquiree entities a comparison of the contractual prices with the market prices without taking into consideration that a portion of the contractual prices had been prepaid in 2008 upon the signature of the Namisa’s operating agreements of ROM (run of mine) and Port Services. During the review of the transaction, it was concluded that in order to measure the gain or loss in the liquidation of the pre-existing relationship should have been considered solely the remaining cash flows of the operating agreements. This change in the comparison of the remaining cash flows versus the contractual prices and market prices reversed the gain previously generated of R$1,554 million into a loss of R$1,225 million.

•       Excluded assets

In the original transaction as accounted for at the end of 2015, subsequently to the remeasurement of Namisa at its fair value the excluded assets splitted from Namisa (Fernandinho, Cayman and Pedras Pretas) and transferred to Minérios Nacional were erroneously contributed to CSN Mineração first and then transferred to Minérios Nacional. However, those assets should not have been contributed to CSN Mineração first and, as opposed, should have been transferred directly to Minérios Nacional at the transaction date November 30, 2015.

Thereby, the gain of R$ 841 million net of tax effects in the remeasurement of the part already held by the Company related to the acquisition of Namisa excluded assets, is now reflected directly in the Parent Company.

•       Rail freight – gain in the consolidated net income for the year of R$235 million and shareholders’ equity of R$244 million.

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In the assessment report that determined the fair value of NAMISA’s excluded assets prepared at the time the transaction was first accounted for at the end of 2015 erroneously considered a cost of rail freight over-estimated. A new assessment report was prepared to consider the correct estimates for the rail freight costs in the determination of fair value of the excluded assets.

Other Adjustments - loss in the consolidated net income for the year of R$71 million and shareholders’ equity of R$59 million.

The new assessment reports also corrected effects related to non-inclusion in the discounted cash flow arising from the impact of the CFEM / TFRM contributions (Financial Compensation for the Exploration of Mineral Resources/Control, Monitoring and Inspection Fee for Research, Mining, Exploration and Exploitation of Mining Resources Activities), as well as adjustments related to the final balance used as the basis to evaluate the book value of Namisa assets.

The table below summarizes by nature of event and qualification of error the impacts above

	(In R$ Million)
	Note	As Originally Reported	Prepaid part of the operational contracts	Discount rate (WACC)	Seaborne freigth	Rail freigth	CFEM and TFRM	Update closing balance	Restated
Shareholders' equity of CSN Mineração before the business combination		173							173
Accounting Contribution - Assets from Casa de Pedra, TECAR, MRS and 60% from Namisa		157							157
Capital contribution of CSN Mineração by the Consortium		2,619		440	975				4,034
Gain on the remeassurement of 59,76% in Namisa after split		1,859		376	1,099			(86)	3,248
Gain(loss) on the liquidation of the pre- existing relationship		1,554	(2,743)	(566)	530				(1,225)
Taxes on gain (loss) on the liquidation of the pre-existing relationship		(528)	687	142	(133)				168
Capital contribution - transfer of excluded		(282)		(30)	(156)	(74)	(6)	1	(547)
Assets acquired and Liabilities assumed		2,733							2,733
Shareholders' equity of CSN Mineração adjusted after the business combination		8,285	(2,056)	362	2,315	(74)	(6)	(85)	8,741
Shareholders' equity of CSN Mineração attributed minority shareholders (a)	12.48%	1,034	(257)	45	289	(9)	(1)	(11)	1,090

Fair value of the shares issued by CSN Mineração to the Asian Consortium (b)	3.3 a ii	2,619		440	975				4,034

Gain on the transaction between shareholders (b - a)	3.4	1,585	257	395	686	9	1	11	2,944

Effect on the result for the year
Csn Mineração (gain on the remeasurement of the remaining assets and the liquidation of contracts,net of taxes)		2,885	(2,056)	(48)	1,496			(86)	2,191
Parent Company (gain on the remasurament of excluded assets, net of taxes )				96	495	235	18	(3)	841
Consolidated		2,885	(2,056)	48	1,991	235	18	(89)	3,032

Final effect of CSN's shareholders' equity	3.5	4,470	(1,799)	443	2,677	244	19	(78)	5,976

b. Estimated losses of deferred income tax and social contribution credits

The Company is restating the balances of deferred income tax and social contribution credits of its financial statements for the year ended December 31, 2015 after the technical review, during 2016, of the negative and positive aspects that supported their maintenance. The main change in the decision for this restatement is the fact that the exclusion of the sale of certain non-core assets from credit recovery studies, reducing the future taxable base of the projections, together with the greater weight to be given to the observable evidence of tax losses existing in the last years, according to the interpretation given by accounting standard IAS 12 / CPC 32. As established in the standard, in the case of existence of recent history of successive losses or losses alternated in several years, this becomes the primary evidence for assessing the maintenance or recording of tax credits offsetable against future taxable profits, with the study of projections of these profits remaining as a source of secondary evidences and with lower weight in the assessment.

Thus, the Company elected to maintain in assets an amount of tax losses and negative basis of social contribution equivalent to 30% of the deferred income tax liability balance, an amount that will be used as the deferred tax liability becomes current income tax payable. With this, the total credits arising from temporary differences were accrued and maintained in inventory of credits in the Company’s tax books for future utilization. This system of maintenance of tax credits equivalent to 30% of the deferred income tax liability will remain until a new history of taxable profits is formed and the studies of projections of future profits become again primary evidences for the recording of tax credits, when the Company will recognize the temporary differences and higher amounts of tax losses and negative basis of social contribution losses that will be utilized to offset income tax payable arising from future taxable profits.

Based on the study mentioned above, the Company recognized in 2015 an estimated loss on deferred income tax and social contribution credits of R$3,173 million, of which R$2,949 million recognized in profit or loss and R$224 million in equity, as detailed in Note 16(c) Deferred IR/CS Recovery Test.

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2.a.c) Restatement of accounting balances of 2015

(i)             The Company reclassified the result of Cia Metalic Nordeste in the amount of R $ 1,911 in discontinued operations, for comparative purposes, as detailed in note 4.

(ii)            Additionally, it reclassified the cash flow hedge result from 2015 from the financial income caption to other revenues operating in the amount of R $ 11,439 taking into account the classification used in 2016.

2.a.d) The impacts in the financial statements can be shown as follows:

The impacts on the financial statements of the items mentioned in notes 2ab and 2.ac are presented as follows:

•       Statement of Income

			Consolidated			Parent Company
			December 31, 2015	December 31, 2015
	As Originally Reported	Adjustments	Restated	As Originally Reported	Adjustments	Restated
Net revenues	15,331,852	(70,155)	15,261,697	11,718,369		11,718,369
Cost of goods sold	(11,799,758)	59,657	(11,740,101)	(9,137,528)		(9,137,528)
Operating Income (Expenses)	1,645,531	(116,624)	1,528,907	4,518,263	536,935	5,055,198
Selling expenses	(1,436,000)	5,811	(1,430,189)	(683,516)		(683,516)
General and administrative expenses	(470,368)	36	(470,332)	(374,253)		(374,253)
Equity results	1,160,348	(76)	1,160,272	6,328,769	(725,730)	5,603,039
Other operating income (expenses), net	2,391,551	(122,395)	2,269,156	(752,737)	1,262,665	509,928
Income before financial results	5,177,625	(127,122)	5,050,503	7,099,104	536,935	7,636,039
Financial results, net	(3,373,050)	7,888	(3,365,162)	(6,041,223)	11,439	(6,029,784)
Income before income tax and social contribution	1,804,575	(119,234)	1,685,341	1,057,881	548,374	1,606,255
Income tax and social contribution	(188,624)	(2,714,592)	(2,903,216)	559,912	(3,382,200)	(2,822,288)
Profit (loss) from continued operations	1,615,951	(2,833,826)	(1,217,875)	1,617,793	(2,833,826)	(1,216,033)
Profit (loss) from discountinued operations		1,911	1,911		1,911	1,911
Net income for the year	1,615,951	(2,831,915)	(1,215,964)	1,617,793	(2,831,915)	(1,214,122)
Attributed to:
Controlling interest	1,617,793	(2,831,915)	(1,214,122)	1,617,793	(2,831,915)	(1,214,122)
Non-controlling interest	(1,842)		(1,842)
	1,615,951	(2,831,915)	(1,215,964)	1,617,793	(2,831,915)	(1,214,122)

•       Balance Sheet

Consolidated				Parent Company
		December 31, 2015		December 31, 2015
	As Originally Reported	Adjustments	Restated	As Originally Reported	Adjustments	Restated
ASSETS
Current	16,430,691		16,430,691	8,842,440		8,842,440
Non-current	32,219,283	(1,310,565)	30,908,718	36,763,086	(1,035,157)	35,727,929
Long-term receivables	4,890,948	(3,228,961)	1,661,987	4,510,431	(3,228,961)	1,281,470
Investments	3,998,227	12	3,998,239	23,323,565	2,193,804	25,517,369
Property, plant and equipment	17,871,599	(45,373)	17,826,226	8,866,348		8,866,348
Intangibles	5,458,509	1,963,757	7,422,266	62,742		62,742
TOTAL ASSETS	48,649,974	(1,310,365)	47,339,409	45,605,526	(1,035,157)	44,570,369

LIABILITIES
Current	5,325,571	(243,372)	5,082,199	4,272,372		4,272,372
Non-current	34,588,740	577,182	35,165,922	33,668,407	666,081	34,334,488
Shareholders' equity	8,735,663	(1,644,375)	7,091,288	7,664,747	(1,701,238)	5,963,509
Common stock	4,540,000		4,540,000	4,540,000		4,540,000
Capital reserves	30		30	30		30
Income reserves	2,464,701	(2,464,701)		2,464,701	(2,464,701)
Other comprehensive income	660,016	1,130,677	1,790,693	660,016	1,130,677	1,790,693
Accumulated losses		(367,214)	(367,214)		(367,214)	(367,214)
Non-controlling interest	1,070,916	56,863	1,127,779
TOTAL LIABILITIES + SHAREHOLDERS' EQUITY	48,649,974	(1,310,565)	47,339,409	45,605,526	(1,035,157)	44,570,369

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• Statement of Value Added

			Consolidated			Parent Company
			12/31/2015			12/31/2015
	As Originally Reported	Reclassifications	Restated	As Originally Reported	Reclassifications	Restated
Revenues	18,022,991	(91,999)	17,930,992	14,141,702		14,141,702
Inputs acquired from third parties	(9,885,152)	(34,551)	(9,919,703)	(10,512,997)	1,274,104	(9,238,893)
Gross added value	8,137,839	(126,550)	8,011,289	3,628,705	1,274,104	4,902,809
Withholdings	(1,176,840)	4,903	(1,171,937)	(863,741)		(863,741)
Net added value	6,960,999	(121,647)	6,839,352	2,764,964	1,274,104	4,039,068
Added value received on transfer	4,875,970	(2,126)	4,873,844	8,354,632	(725,730)	7,628,902
Equity in earnings of subsidiaries	1,160,348	(76)	1,160,272	6,328,769	(725,730)	5,603,039
Others	3,715,622	(2,050)	3,713,572	2,025,863		2,025,863
VALUE ADDED TOTAL TO BE DISTRIBUTED	11,836,969	(123,773)	11,713,196	11,119,596	548,374	11,667,970

Staff and Charges	1,981,402	(1,769)	1,979,633	1,450,801		1,450,801
Taxes, fees and contributions	1,150,868	2,710,317	3,861,185	(10,529)	3,382,200	3,371,670
Remuneration of third-party capital	7,088,748	1,505	7,090,253	8,061,531		8,061,532
Remuneration of shareholders' equity	1,615,951	(2,831,915)	(1,215,964)	1,617,793	(2,831,915)	(1,214,122)
(Loss) profit for the year	1,617,793	(2,831,915)	(1,214,122)	1,617,793	(2,831,915)	(1,214,122)
Non-controlling interest	(1,842)		(1,842)
Others		(1,911)	(1,911)		(1,911)	(1,911)
Result Discontinued Operations		(1,911)	(1,911)		(1,911)	(1,911)
DISTRIBUTION OF VALUE ADDED	11,836,969	(123,773)	11,713,196	11,119,596	548,374	11,667,970

• Statement of Changes in Equity

						Parent Company		Consolidated
						12/31/2015		12/31/2015
	Paid - in Capital	Capital reserve,granted options and treasury	Earnings reserve	Retained earnings (accumulated losses)	Other compreensive income	Shareholders' equity	Non- controlling interests	Shareholders' equity
As Originally 12/31/2015	4,540,000	30	2,464,701		660,016	7,664,747	1,070,916	8,735,663
Reclassifications			(2,464,701)	(367,214)	1,130,677	(1,701,238)	56,863	(1,644,375)
Restated 12/31/2015	4,540,000	30		(367,214)	1,790,693	5,963,509	1,127,779	7,091,288

• Statement of Cash Flows

The Company did not restate the balances of the December cash flow statement because the change had no material effect.

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3. BUSINESS COMBINATION

3.1  Acquisition of control of Nacional Minérios S.A. – NAMISA

3.1.1 Object of transaction

On December 11, 2014, the Board of Directors of CSN approved the establishment of a strategic alliance with an Asian Consortium comprised by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Kobe Steel Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”).

The transaction consisted of a business combination through which the Asian Consortium contributed equity interest in Namisa into CSN Mineração, a mining subsidiary of CSN. Those excluded assets were net assets and mining rights of Fernandinho, Cayman and Pedras Pretas.

After the corporate restructuring, CSN Mineração became the holder of the commercial establishment related to CSN’s iron ore mine Casa de Pedra, CSN’s 60% equity interest in Namisa, 8.63% direct interest in MRS, as well as the right to manage and operate the solid bulk terminal of TECAR in Itaguaí Port (“TECAR”). The excluded assets Fernandinho, Cayman and Pedras Pretas were contributed to Minérios Nacional, subsidiary of the parent company.

The transaction was concluded by the signing of a shareholder’s agreement by the shareholders of CSN Mineração, on November 30, 2015.

The following steps were carried out in order to conclude the transaction:

•       Payment of dividends by Namisa before the closing of the transaction, amounting to US$1.4 billion (equivalent to R$5.4 billion);

•       Disproportionate split of certain assets of NAMISA, such as the mining rights of Fernandinho, Cayman and Pedras Pretas, as well as the net assets of Fernandinho, for subsequent contribution to Minérios Nacional, a wholly-owned subsidiary of CSN. After the split, CSN held 59.76% in NAMISA;

•       Restructuring of CSN Mineração through the contribution, by CSN, of the assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 59.76% of Namisa’s shares post-split of the excluded assets, 8.63% of MRS’ shares, and US$850 million in debt (equivalent to R$3,370 million, as presented in note 10.c);

•       Liquidation of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation;

•       Acquisition, by CSN Mineração, of of the NAMISA shares post-split of the excluded assets held by the Asian Consortium, resulting in the merger of NAMISA into CSN Mineração;

•       Signing of a shareholder’s agreement (“Shareholders’ Agreement”) by the shareholders of CSN Mineração;

•       Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in CSN Mineração and additional US$ 27 million relating to the acquisition of 0.16% of the shares held by the Asian Consortium in CSN Mineração, amounting to US$ 707 million (equivalent to R$2.7 billion).

The following charts show the corporate structure before and after the transaction:

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Considering the position of CSN Mineração’ assets, the contributions made by the Asian Consortium in the transaction, as well as adjustments resulting from the negotiations between the parties and adjustments of debt, cash and working capital, CSN and the Asian Consortium held at the end of the transaction, equity stakes of 87.52% and 12.48% in the capital stock of CSN Mineração, respectively.

The transaction also includes an earn-out mechanism by which, in the event of a qualified liquidity event occurred under certain valuation parameters and within a defined time period after the closing of the transaction, the Asian Consortium’s equity interest in CSN Mineração could be diluted, at CSN´s sole discretion, from 12.48% to 8.71%. This mechanism was considered as a contingent asset and no related value was accounted thereto.

Part of the iron ore produced by CSN Mineração will be sold to the members of the Asian Consortium and to CSN. Such rights are reflected in long-term supply agreements entered into on November 30, 2015, which terms were negotiated on usual market conditions. CSN also ensured the use of TECAR for import of raw materials through a long-term agreement.

3.1.2 Application of CPC15/IFRS3 to the transaction

Prior to the transaction, Namisa was managed by means of a shareholder’s agreement, through which the Asian Consortium had sufficient vetoes that grant it substantial management rights over the operations. With respect to accounting, Namisa was classified as a joint venture within the scope of IFRS 10 and 11. CSN recorded its 60% equity interest in Namisa according to the equity method.

As mentioned above, CSN carried out a corporate restructuring involving the transfer of its mining operations, rights to operate the port terminal TECAR and equity interests in Namisa and MRS to CSN Mineração.This step of the transaction was carried out based on the book value of the assets, since there was no change control over the assets and equity stakes transferred. Upon conclusion of the corporate restructuring, CSN Mineração became the controlled company of CSN that concentrates the group’s mining businesses.

As a result of the transaction, Namisa became fully controlled by CSN Mineração. The Asian Consortium holds only protective vetoes in relation to the assets resulting from the business combination, usual in this type of transaction.

Accordingly, since there has been a change of control over NAMISA’s assets, CPC 15/IFRS3 should be applied. Under the parameters of such accounting standards, the acquisition date for purposes of accounting records was November 30, 2015, the date as from the new Shareholders’ Agreement of CSN Mineração became effective. Before the acquisition, NAMISA was split to set apart certain assets, such as the mining rights of Fernandinho, Cayman and Pedras Pretas, as well as the net assets of Fernandinho, which were transferred to Minérios Nacional, and the main assets were acquired by CSN Mineração.

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3.1.3 Application of the acquisition method

Under CPC15/ IFRS3, the acquisition method shall be applied for recording the transaction. The method consists of the following:

a) determining the purchase price;

b) recognizing the amount of the goodwill based on expectations for future profitability; and

c) recognizing a gain or loss on pre-existing relations that should be settled with the business combination.

These three steps are applicable to the acquisition of control over Namisa, and they are detailed as follows.

a)            Determination of the purchase price

According to CPC15/IFRS3, the purchase price is determined by the sum of the assets acquired, liabilities assumed, equity instruments issued, non-controlling equity interests and the fair value of any equity interest held prior to the transaction. The following table summarizes the price considered for accounting purposes:

Item	Comments	R$ (Million)	Reference
Assets acquired	Cash payment in the amount of USD707MM.	2,727	(i)
Liabilities assumed	Financial adjustment of working capital and debt.	6	(i)
Equity instruments issued	CSN Mineração issued equity intruments that were given to the Asian Consortium.	4,034	(ii)
Fair value of the interest previously held by the acquirer entity before the business combination	CSN Mineração held 60% of Namisa's shares post-split before the business combination and remeasured at fair value.	10,700	(iii)
Purchase price considered for the business combination		17,467

i.              Assets acquired and liabilities assumed

Subsequent to the capital increase, the transaction included a cash payment made for acquisition of 4.16% of CSN Mineração’s shares held by the Asian Consortium in the amount of US$707 million, equivalent to R$2,727 Million as of November 30, 2015 and a liability amounting to R$6 Million to be paid 1st. quarter 2016.

Even though such payment was carried out by CSN for the acquisition of 4.16 % CSN Mineração shares, its economic effect was recorded at CSN Mineração as an integral part of the consideration received due to the control acquisition over Namisa, according to the guidelines provided by CPC15/IFRS3.

ii.             Equity instruments issued – shares of CSN Mineração

CSN Mineração performed the primary issue of shares to the Asian Consortium represented 12.48% of its total capital. Pursuant to CPC 15/ IFRS3, such shares were appraised at fair value as of the acquisition date.

Such appraisal was performed using the discounted cash flow method, considering the business plans approved by the shareholders of CSN Mineração. The main premises of such appraisal and the results thereof are described in the table below:

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Assumptions	Data
Iron Ore Volumes	60Mt/year in the long-term
Price - Platts CFR China 62% Fe	Range from US$56 to US$75
Discount rate	Nominal WACC of 13.19%
R$ (Million)
Fair Value on November 30, 2015 (equity value)	R$ 32,334
Quantity of shares held by the Asian Consortium after the acquisition of 4.16%	12.48%
Fair Value attributed to the equity instruments issued	R$ 4,034

The fair value of CSN Mineração was calculated by independent appraisers who issued a new assessment report considering the adjustments identified by the Company’s management.

iii.  Equity interest in NAMISA held prior to the acquisition

CSN Mineração held of Namisa’s shares immediately prior to the transaction regarding the acquisition of control be concluded. Such shares were appraised under the equity method.

According to item 41 of CPC15/IFRS3, such shares are part of the consideration transferred and should be measured at their fair value as of the acquisition date. A gain or loss resulting from the difference between the fair value and the carrying amount recorded immediately prior to the acquisition should be recognized in profit or loss for the year.

The appraisal of the fair value of NAMISA was conducted according to the discounted cash flow method, considering the business plans in effect prior to the transaction and approved by the shareholders. NAMISA’s fair value remeasurement contained certain assets that were split to CSN and immediately after were transferred to a CSN’s wholly-owned subsidiary called Minérios Nacional, whilst NAMISA’s main assets were acquired by CSN Mineração. The main assumptions of such appraisal and the results thereof are shown in the following table:

Assumptions	Data
Iron Ore Volumes	40Mt/year in the long-term
Price - Platts CFR China 62% Fe	Range from US$56 to US$75
Discount rate	Nominal WACC of 13.83%
	Excluded Assets	Namisa Post-Split	Total
% ownership (a)	60%	59.76%
	R$(Million) - Restated
Fair Value of the assets (b)	2,184	15,649	17,833
Book Value on November 30, 2015 (c )	61	10,213	10,274
Gain in the fair value remeasurement (b-c) * a	1,274	3,248	4,522
(-) Elimination of 59.76 from loss in pre-existing relationship		(732)	(732)
Gain in the fair value remeasurement	1,274	2,516	3,790

The fair value of CSN Mineração was calculated by independent appraisers who issued a new assessment report considering the adjustments identified by the Company’s management.

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b)            Goodwill on acquisition of control over Namisa

According to item 32 of the CPC15/IFRS3, the acquirer shall recognize goodwill based on expectations for future profitability as of the acquisition date, measured by the amount at which the purchase price exceeds the fair value of the assets and liabilities acquired (Purchase Price Allocation – PPA). The transaction generated goodwill of R$3,197 million, according the table below:

			R$ (Million) – (Restated)
Item	Reference		Elimination relationship pre-existing	Shareholders' equity
Purchase price considered	Item 3.1.3 (a)	17,467	(10,649)	6,818
Fair value of the assets acquired and liabilities assumed	Item 3.1.3 (b) (i)	14,270	(10,649)	3,621
Goodwill for future profitability expected		3,197		3,197

The goodwill based on future profitability expected is recorded under Intangible Assets and, since it does not have a definite useful life, it is not amortized, according to CPC01/IAS 38. As from 2016, CSN started to perform conducting impairment testing for this asset according to the requirements established by CPC01/IAS 36.

(i)            Fair value of the assets acquired and liabilities assumed

The following table shows the fair value allocation breakdown for 100% of the assets acquired and liabilities assumed as of November 30, 2015, calculated on the basis of reports prepared by independent appraisers:

				Consolidated (In Million)
	Book value	Fair value adjustments	(-) Write-off of goodwill previously recognized in Namisa	Total fair value
Current assets	1,294			1,294
Cash and cash equivalents	783			783
Trade accounts receivable	253			253
Prepayment ROM and Port - Congonhas	114			114
Other assets	144			144
Non-current assets	10,887	5,002	(579)	15,310
Prepayment ROM and Port - Congonhas	9,310	1,225		10,535
Other assets	138			138
MRS interest- 10%	306	481		787
Property, plant and equipament	551	111		662
Intangibles	582	3,185	(579)	3,188
Total assets acquired	12,181	5,002	(579)	16,604

Current liabilities	1,641			1,641
Loans and financings	5			5
Suppliers	29			29
Taxes payable	297			297
Proposed dividends (US$ 300 million)	1,157			1,157
Other accounts payable	153			153
Non-current liabilities	266	625	(198)	693
Loans and financings	25			25
Provision for contingencies	7			7
Taxes (deferred and in installments)	216	625	(198)	643
Other accounts payable	18			18
Total liabilities assumed	1,907	625	(198)	2,334
Net equity before Elimination Relation Pre-Existing	10,274	4,377	(381)	14,270
Elimination Relation Pre-Existing	(9,424)	(1,225)		(10,649)
Net equity acquired	850	3,152	(381)	3,621

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According to CPC15/IFRS3, the goodwill based on future profitability expected existing in the Namisa’s financial statements, as of the acquisition date, should be written off so that a new goodwill is recognized.

The allocation of the fair value resulted in a gain in the total amount of R$ 3,152 million, distributed among the principal assets of Namisa. The following table shows the breakdown of the amounts allocated and a summary of the calculation methodology:

                                                                                                                                                                                                         R$(Million)

Assets acquired	Remeasurement method	Book value	Fair value adjustment	Total fair value
MRS interest - 10%	Entity's discounted cash flow based on the long-term business plan approved by the shareholders.	306	481	787

Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 11.	551	111	662

Mining rights - Engenho, Fernandinho and Cayman mines	The income approach was used based on the excess profitability methodology in multiple periods, due to the possibility of attributing the directly generated cash flow to the asset identified. Under this methodology, the amount of the mining rights is estimated based on their future profitability, discounting all costs and investments that would be necessary for extracting and processing the iron ore to their fair value. These rights will be amortized according to the depletion of the mines.		3,184	3,184

Relationship with supplier - iron ore purchase agreement	For the fair value calculation of the contract with Itaminas we used the income approach, comparing the future cash flows generated by operation in two scenarios, through the contract and market conditions.		1	1

Deferred taxes			(625)	(625)

		857	3,152	4,009

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c)            Liquidation of pre-existing relationships between CSN Mineração and NAMISA

The CPC15/IFRS3 determines that the increase or decrease in fair value resulting from an advantage or disadvantage in the transaction between the acquirer and the acquiree should be liquidated, with recognition of a gain or loss in the income statement of the year as of the transaction date. Such assets or relationships are referred as pre-existing relationship in the context of CPC15/ IFRS3.

CSN Mineração and Namisa had a pre-existing relationship resulting from long-term agreements for the rendering of port services, supply of ROM iron ore and processing of ore. With the business combination, such agreements were extinct, since CSN’s mining activities have now been centralized at CSN Mineração.

The liquidation of the pre-existing relationship generated a loss of R$1,225 million (R$493 million after the elimination of CSN Mineração’s 60% stake in Namisa), which considered the comparison of discounted cash flows at market prices with the contractual discounted cash flows remaining after the installments prepaid in 2008 when the operating agreements of ROM and Porto were entered into.

3.1.4 Effects reflected in CSN parent company - Transaction between partners recorded in equity

As mentioned above, CSN Mineração was considered the acquirer for the application of IFRS3/CPC15. As a result, to the completion of the transaction, there was a change in CSN’s shareholding in CSN Mineração, which has not represented a loss of control in CSN Mineração by CSN. The Company’s participation decreased from 100% to 87.52%. According to CPC36/IFRS10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation shall be recorded directly in net equity. Due to this percentage variation, a gain of R$2,943 million was recorded. The table below shows the reconciliation of this amount:

Events	R$ (Million) Restated
Asian Consortium's contribution to CSN Mineração - item 3.3 (a)	4,034
CSN's interest - 87.52% (1)	3,531
Acquisition by CSN of 4.16%	2,727
Financial adjustment of working capital and debt	6
Transferred assets and liabilities - Item 3.1.3 (a) (i)	2,733
Asian Consortium's interest - 12.48% (2)	(341)
Adjustment in the ownership interest variation % (3)	(274)
Other effects arisen from the corporate restructuring (4)	27
Total gain of the transaction between shareholders (1+2+3+4)	2,943

3.1.5 Summary of the accounting impacts

The following table shows the full impact of the business combination described above in the results and equity of the Company:

Events	R$ (Million) Restated
	Accounting effect
	P&L	Net Equity
Gain in the fair value remeasurement of 59.76% interest in Namisa - item 3.1.3 (a) iii	2,516	2,516
Gain in the fair value remeasurement of 60% interest in the excluded assets - item 3.1.3 (a) iii	1,274	1,274
Gain in the liquidation of pre-existing relationship - item 3.1.3 (c)	(493)	(493)
Gain in the busines combination before income tax and social contribution	3,297	3,297
Deferred income taxes	(265)	(265)
Gain in the transaction between shareholders - item 3.1.4		2,943
Total impact of the business combination	3,032	5,975

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3.1.6. Statement of income for the year - Pro forma

The following table presents the pro forma effects on the CSN income statement considering the acquisition at the beginning of the annual reporting period, as required by CPC 15.

	Consolidated	Parent Company
		R$ Million
	12/31/2015	12/31/2015
Net Revenue	15,824	11,718
Cost of sales and services	(12,108)	(9,138)
Gross profit	3,716	2,580
Operantig income (expenses)	273	5,840
(Loss)/profit before income tax and social contribution	3,989	8,420
Finance income (costs), net	(1,383)	(6,041)
(Loss)/profit before income tax and social cotribution	2,606	2,379
Income tax and social contribution	(3,051)	(2,822)
Profit for the year, net	(445)	(443)

Attributable to:
Owners of the company	(443)	(443)
Non-controlling interests	(2)

3.2 CONTROL AQUISITION OF CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

On September 30, 2016, CSN acquired 50% shares of CGPAR previously held by GPA Construção Pesada e Mineração Ltda., increasing its participation to 100%. The total amount paid in consideration for the shares was R$ 1.00 (One Real).

The consideration paid reflects an agreement to solve a legal dispute involving corporate and commercial issues, as well as to release dividends declared in previous fiscal years.

The method consists of:

3.2.1       Determination of the purchase price

Description	R$	Ref.
Fair value of the equity interest held by the acquiring company in CGPAR immediately prior to the combination	49,726	(i)
Consideration paid in CGPAR acquisition	-	(ii)
Purchase price considered for the business combination	49,726

(i)    Fair value of 50% stake in CGPAR held immediately before the acquisition.

(ii)   Amount related to the consideration paid for the acquiring company R$ 1.00 (One real).

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CSN held 50% shares of CGPAR immediately before the conclusion of the control acquisition, this investment was measured by the equity method.

According to the item 41 of the CPC 15/IFRS 3, those shares are part of the consideration paid and must be measured by their fair value on the acquisition date. The accounting rule determines that a gain or loss must be recorded resulting from the difference between the fair value and the book value before the transaction. Therefore, the CGPAR valuation by its fair value was calculated based in the discounted cash flow method, considering the business plan valid until the transaction date.

The results are presented in the following table:

Premises	R$
Fair value as of September 30, 2016 (equity value)	99,452
Fair value attributed to 50% equity interest prior acquisition (a)	49,726
Accounting Balances
The equity interest prior acquisition (a) on September 30, 2016	8,608
Gain in the valuation of the 50% interest by the fair value of the equity interest prior to the acquisition (a)-(b) (Note 25)	41,118

3.2.2       Gain from a bargain purchase generated from the control acquisition of CGPAR

According to the item 32 of the CPC15/IFRS 3, the acquirer must recognize the goodwill generated from the future economic benefits or a gain from a bargain purchase at the acquisition date. The fair value of assets acquired and liabilities assumed (Purchase Price Allocation - PPA) exceeded the purchase price and the transaction generated a gain from a bargain purchase of R$ 25,378 million.

				09/30/2016
	Carrying amounts	Fair value adjustments		Shareholder’s equity acquired, after tax
Total assets acquired	49,726			49,726
Total liabilities assumed	75,104	(22,609)	(a)	52,495
	25,378	(22,609)		2,769

a)    Includes deferred taxes on fair value adjustment and gain on bargain purchase.

In the following table its presented the fair value allocation for 100% of assets acquired and liabilities assumed on September 30, 2016.

				09/30/2016
	Carrying amounts	Fair value adjustments		Total fair value
Current assets
Cash and cash equivalents	1,881			1,881
Trade receivables	27,101			27,101
Other assets	4,394			4,394
Property, plant and equipment (*)	16,281	57,889	(a)	74,170
Intangible assets	93			93
Total assets acquired	49,750	57,889		107,639

Current liabilities
Borrowings and financing	15,089			15,089
Trade payables	3,234			3,234
Payroll and related taxes	8,889			8,889
Taxes payable	2,154			2,154
Other payables	3,169			3,169
Deferred taxes		22,609	(b)	22,609
Total liabilities assumed	32,535	22,609		55,144
Total equity acquired	17,215	35,280		52,495

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a) Refers to fixed assets adjusted for the difference between the restated amount of the fixed assets and their respective net book value.

b) Refers to deferred taxes.

3.2.3 Result of the accounting impacts on the acquisition of control of CGPAR

The table below shows the total impact of the business combination previously described on the Company’s profit or loss and equity:

Events	R$ (Millions) Restated
Accounting effect
Gain on the valuation of the 50% interest in CGPAR at fair value - item 3.2.1	41,118
Gain with advantageous purchase - item 3.2.2	25,378
Gain on business combination before IR / CSLL (note 25)	66,496
Deferred income tax and social contribution on deferred income (Note 16)	(22,609)
Total impact of business combination	43,887

4       NON CURRENT ASSETS HELD FOR SALE AND RESULTS FROM DISCONTINUED OPERATIONS

On August 23, 2016 the Company concluded a negotiation and signed a contract with Can-Pack S.A. to sell its 100% shares of the subsidiary Cia. Metalic do Nordeste (“Metalic”), which is a player in the metallic packaging business. The agreement has been previously disclosed in the statement of material fact. The transaction value amounted to US$ 98 million.

Due to the) above facts, with base on CPC 31 (Non-current assets held for sale and discontinued operations) attempted, the Company reclassified the investment and the result of September 30, 2016 to the group of Assets Held for Sale in the amount of R$123,290 and accumulated results for 2016 and 2015 in the amount of R$ (6,786) and R$1,911, respectively, to the discontinued operations group to meet CPC requirements and allow better comparability, see note 10.b.

On November 30, 2016, the sale of Metalic was completed, generating a gain as shown below:

Receipt by sale investment	372,537
Equity on November 30, 2016	(120,514)
Gain on transaction (note 25)	252,023

The results and cash flows of discontinued operations are summarized below:

4.a) Results from discontinued operations

	11/30/2016	12/31/2015
Net revenue	91,669	119,926
Cost of sales and services	(89,188)	(101,699)
Gross profit	2,481	18,227
Selling expenses	(3,921)	(5,811)
General and administrative expenses	(6,171)	(7,654)
Other operating expenses, net	(4,346)	(4,575)
Profit/ (loss) before financial result	(11,957)	187
Finance income (costs), net	2,396	3,512
Profit/(loss) before income tax and social contribution	(9,561)	3,699
Income tax and social contribution		(1,788)
(Loss) profit for the year, net	(9,561)	1,911

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4.b) Cash flow from discontinued operations

	09/30/2016	12/31/2015
Net cash generated / (used) by operating activities	22,659	(25,668)
Net cash generated / (used) by investing activities	(234)	(1,622)
Net cash generated/ (used) by financing activities		(20,000)
Increase (decrease) in cash and cash equivalents for the period	22,425	(47,290)
Cash and cash equivalents at beginning of period	18,277	65,567
Cash and cash equivalents at end of period	40,702	18,277

Effects of disposal over the Company’s financial position
- Receipt from the disposal of the investment	372,537
- Cash and cash equivalents from discontinued operations	(40,702)
Net cash provided by the disposal of the investment from discontinued operations	331,835

5       CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Current
Cash and cash equivalents
Cash and banks	502,480	434,014	30,308	37,003

Short-term investments
In Brazil:
Government securities	17,929	165,520	17,178	164,311
Private securities	1,390,707	945,420	1,216,461	570,284
	1,408,636	1,110,940	1,233,639	734,595
Abroad:
Time deposits	2,960,046	6,316,098	202,799	1,113,601
Total short-term investments	4,368,682	7,427,038	1,436,438	1,848,196
Cash and cash equivalents	4,871,162	7,861,052	1,466,746	1,885,199

The funds available in the Group and parent company set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN the financial statements, consolidated and parent company. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchasing agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF) and their assets collateralize possible losses on investments and transactions carried out. The investments in those funds were consolidated.

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A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as top rated banks and the returns are based on fixed interest rates.

6       FINANCIAL INVESTMENTS

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
CDB - Bank deposit certificated (1)	658,476		658,476
Government securities (2)	101,915	763,599	99,957	763,599
	760,391	763,599	758,433	763,599

(1)     Financial investments linked to Bank Certificates of Deposit (CDBs), to be used as a collateral to a guarantee letter.

(2)     In 2016, financial investments in Public Securities managed by its exclusive funds, which were used as collateral for future CDI rate’s contracts in the period as detailed in note 14 (b). In 2015, bound as guarantee of real exchange rate futures contracts for Commercial dollar settled in December 2016.

7       TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Trade receivables
Third parties
Domestic market	1,027,639	772,617	733,608	425,108
Foreign market	919,936	818,562	67,652	250,588
	1,947,575	1,591,179	801,260	675,696
Allowance for doubtful debts	(172,782)	(151,733)	(124,351)	(112,502)
	1,774,793	1,439,446	676,909	563,194
Related parties (Note 20 b)	129,837	61,366	1,034,098	1,140,172
	1,904,630	1,500,812	1,711,007	1,703,366

Other receivables
Dividends receivable (Note 20 b) (*)	37,679	27,817	873,473	737,668
Advances to employees	34,607	40,190	21,953	24,465
Other receivables	20,300	9,458	18,420	2,024
	92,586	77,465	913,846	764,157
	1,997,216	1,578,277	2,624,853	2,467,523

(*) Refers mainly to dividends receivable from CSN Mineração S.A. totaling R$ 822,319.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$263,644 as of December 31, 2016 (R$232,275 as of December 31, 2015), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Current	1,381,255	1,049,033	404,259	423,801
Past-due up to 180 days	245,012	353,443	139,036	118,488
Past-due over 180 days	321,308	188,703	257,965	133,407
	1,947,575	1,591,179	801,260	675,696

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The movements in the Group’s allowance for doubtful debts are as follows

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Opening balance	(151,733)	(127,223)	(112,502)	(93,536)
Estimated losses	(25,474)	(35,631)	(16,347)	(26,288)
Recovery of receivables	4,425	11,121	4,498	4,504
Incorporation of CSN Cimentos and assets Spin-off to Congonhas				2,818
Closing balance	(172,782)	(151,733)	(124,351)	(112,502)

8 INVENTORIES

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Finished goods	1,183,619	1,912,868	784,130	1,078,554
Work in progress	674,860	1,007,630	557,598	746,614
Raw materials	1,124,158	1,062,557	767,020	563,119
Spare parts	824,478	962,078	412,206	489,816
Iron ore	255,029	95,461	18,899	6,912
Advances to suppliers	3,168	12,147	1,689	6,191
(-) Provision for losses	(101,176)	(111,427)	(37,312)	(40,462)
	3,964,136	4,941,314	2,504,230	2,850,744

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Opening balance	(111,427)	(112,581)	(40,462)	(88,056)
Reversal / (losses) for slow - moving and obsolescence	10,251	1,154	3,150	15,835
Drop down of assets to Congonhas				31,759
Closing balance	(101,176)	(111,427)	(37,312)	(40,462)

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9 OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

			Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Judicial deposits (note 18)			331,258	328,542			273,038	263,046
Credits with the PGFN (1)			46,774	87,761			46,774	87,761
Recoverable taxes (2)	780,715	996,679	386,872	445,926	471,955	702,722	178,773	245,833
Prepaid expenses	27,011	119,456	20,421	28,119	2,785	19,440		4,500
Actuarial asset- related party (note 20 b)			119,854	114,433			109,106	112,660
Derivative financial instruments (note 14 I)	2,298	118,592
Exclusive Funds						110,075
Securities held for trading (note 14 I)	2,966	10,778			2,818	10,659
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	10,888			26,598	8,452
Other receivables (note 14 I)			15,291	6,877			2,847	1,439
Loans with related parties (note 20 b and 14 I)			479,960	373,214	25,602		375,716	239,930
Others receivables from related parties (note 20b)	5,768	9,420	32,020	29,020	132,384	32,479	311,414	303,441
Others	33,255	31,524	72,273	14,642			71,696	14,408
	852,013	1,286,449	1,675,820	1,583,921	635,544	875,375	1,395,962	1,281,470

(1) Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.

(3) Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2018.

10     INVESTMENTS

•    Reduce of financial leverage

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

The sale of the subsidiary Cia Metalic Nordeste, as mentioned in note 4, is part of the Company's efforts in the sale of assets.

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10.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

		12/31/2016											12/31/2015 (Restated)
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation In				% Direct equity interest	Participation In
					Assets	Liabilities	Shareholders’ equity	Profit (loss) for period		Assets	Liabilities	Shareholders’ equity	Profit (loss) for period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	6,436,140	6,228,374	207,766	167,767	100.00	7,877,792	7,837,793	39,999	486,635
CSN Islands IX Corp.	(1)							(388)	100.00	2,329		2,329	409
CSN Islands X Corp.	(1)												(31,501)
CSN Islands XI Corp.		50,000		100.00	2,530,563	2,509,866	20,697	(1,295)	100.00	3,179,151	3,157,160	21,991	13,548
CSN Islands XII Corp.		1,540		100.00	2,244,240	3,263,539	(1,019,299)	75,787	100.00	2,815,700	3,910,786	(1,095,086)	(437,263)
CSN Minerals S.L.U.		3,500		100.00	3,833,669	9,840	3,823,829	(927,265)	100.00	5,644,572	1,265	5,643,307	1,507,307
CSN Export Europe, S.L.U.		3,500		100.00	666,362	30,077	636,285	(185,057)	100.00	1,397,512	9,373	1,388,139	460,291
CSN Metals S.L.U.		16,504,020		100.00	636,408	20,668	615,740	(175,236)	100.00	1,220,413	6,620	1,213,793	399,040
CSN Americas S.L.U.		3,500		100.00	1,492,678	4,445	1,488,233	(220,412)	100.00	2,139,488	2,729	2,136,759	415,750
CSN Steel S.L.U.		22,042,688		100.00	2,537,179	1,585,977	951,202	323,043	100.00	2,819,140	1,856,618	962,522	(349,806)
Sepetiba Tecon S.A.		254,015,052		99.99	441,214	165,172	276,042	22,794	99.99	391,889	130,650	261,239	33,170
Minérios Nacional S.A.		66,393,587		99.99	74,738	28,038	46,700	(12,548)	99.99	73,880	14,632	59,248	(1,807)
Fair value - Minérios Nacional	(2)						2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	32,816	21,552	11,264	(13,061)	99.99	32,028	20,565	11,463	(9,615)
Cia Metalic Nordeste	(3)								99.99	172,283	42,207	130,076	1,911
Companhia Metalúrgica Prada		313,651,399		99.99	769,337	620,509	148,828	(45,783)	99.99	734,570	521,637	212,933	(309,447)
CSN Cimentos S.A.	(4)												20,012
CSN Mineração S.A.	(5)	158,419,480		87.52	13,039,767	4,943,090	8,096,677	580,146	87.52	13,592,254	5,943,254	7,649,000	2,185,087
CSN Energia S.A.		43,150		100.00	109,290	39,654	69,636	26,240	99.99	87,316	27,471	59,845	16,307
FTL - Ferrovia Transnordestina Logística S.A.		395,302,149		90.78	484,218	126,334	357,884	(11,376)	89.79	513,711	183,767	329,944	(8,839)
Companhia Florestal do Brasil		38,364,462		99.99	35,206	5,179	30,027	(2,215)	99.99	32,242		32,242	(1,921)
Nordeste Logística		99,999		99.99	81	55	26	(74)	99.99	100		100
CGPAR - Construção Pesada S.A.	(6)	100,000		100.00	40,889	27,558	13,331	5,887	50.00
Fair Value Fixed Assets - CGPAR	(6)						53,949	(3,940)
					35,404,795	19,629,927	17,952,324	(396,986)		42,726,370	23,666,527	21,183,350	4,389,268
Joint-venture and Joint-operation
Nacional Minérios S.A.	(4)												1,156,468
Itá Energética S.A.		253,606,846		48.75	282,383	27,728	254,655	8,591	48.75	302,956	17,470	285,486	6,814
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,411,526	795,903	615,623	77,828	18.64	1,502,463	945,958	556,505	78,684
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	13,574	11,517	2,057	2,953	50.00	15,593	15,091	502	(2,979)
CGPAR - Construção Pesada S.A.	(6)								50.00	50,574	39,972	10,602	8,084
Transnordestina Logística S.A.		22,761,085	1,397,545	49.02	3,786,556	2,566,315	1,220,241	(52,127)	56.92	4,229,494	2,958,449	1,271,045	(31,137)
Fair Value allocated to TLSA in loss of control							271,116					659,105
					5,494,039	3,401,463	2,363,692	37,245		6,101,080	3,976,940	2,783,245	1,215,934
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	53,101	48,258	4,843	1,372	20.00	54,402	53,363	1,039	(15,690)
					53,101	48,258	4,843	1,372		54,402	53,363	1,039	(15,690)
Classified as available for sale (note 14 I)
Usiminas							1,353,664					450,073
Panatlântica							20,604					21,601
							1,374,268					471,674
Others Investments
Revenue from subsidiaries' inventories							(74,459)	7,583				(82,042)	18,580
Others							63,541	(19,557)				65,017	(3,142)
							(10,918)	(11,974)				(17,025)	15,438
Total Investments							21,684,209	(370,343)				24,422,283	5,604,950

Classification of investments in the balance sheet
Investments in assets							22,703,508					25,517,369
Investment whith short term liabilities							(1,019,299)					(1,095,086)
							21,684,209					24,422,283

(1) Company extinguished;
(2) Fair Value of mining rights and property, plant and equipment arising from the business combination as detailed in note 3.1
(3) Investment reclassified to non-current assets held for sale on September, 2016 and sell made on November, 2016 as detailed in note 4;
(4) Company incorporated in 2015;
(5) The amounts presented reflect the off-book adjustments made at the Company CSN Mineração;
(6) Control acquisition, according note 3.2, Which was evaluate at fair value on the acquisition date.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

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10.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated

Opening balance of investments	3,998,239	13,665,453	25,517,369	24,199,129
Opening balance of loss provisions			(1,095,086)	(1,088,559)
Investment balance of Namisa 11.30.15		(10,160,981)
Capital increase/acquisition of shares	190,651	3,575	242,854	490,842
Acquisition of Congonhas Minérios shares - 4.16%				2,732,605
Capital reduction		(466,758)		(546,796)
Dividends (1)	(36,765)	(54,464)	(2,469,827)	(3,985,128)
Comprehensive income (2)	713,442	(967,447)	314,230	(426,622)
Comprehensive income - Business Combination				2,943,244
Contribution of capital for the transfer of spin-off assets				(547,494)
Equity pickup (4)	108,031	1,192,034	(370,343)	5,603,039
Incorporation of subsidiary - CSN Cimentos				(1,061,005)
Drop down of MRS assets to Congonhas		786,812		(6,173,113)
Transfer of assets - Casa de Pedra and Tecar				156,723
Reclassification of metalic investment on September 30,2016 to held for sale (note 4)			(123,290)
Reclassification of Metalic’s result from discontinued operations (note 4)			(6,786)	1,911
Acquisition of 50% interest in CGPAR (note 3)			8,608
Fair value of property, plant and equipment - Acquisition of control - CGPAR (note 3)			57,889
Asset capital gains - Minérios Nacional				2,123,507
Amortization of fair value - Invest.MRS	(11,746)
Amortization of fair value - Invest. CGPAR	(3,940)
Imparment of the Fair Value of Transnordestina (3)	(387,989)		(387,989)
Others	(1,472)	15	(3,420)
Closing balance of investments	4,568,451	3,998,239	22,703,508	25,517,369
Balance of provision for investments with negative equity			(1,019,299)	(1,095,086)
Total	4,568,451	3,998,239	21,684,209	24,422,283

(1) In 2016 refers to the allocation of dividends from subsidiaries Sepetiba Tecon, MRS Logistica, CSN Energia, Itá Energética, CGPAR Construção Pesada, CSN Minerals, CSN Export, CSN Steel, CSN Metals, CSN Mineração and CSN Americas.

(2) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais), actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3)     Refers to impairment of the fair value of Transnordestina Logística S.A, see note 10.d).

(4) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	12/31/2016	12/31/2015 Restated
Equity in results of affiliated companies
Nacional Minérios S.A.		1,156,714
MRS Logística S.A.	155,617	78,684
CBSI - Companhia Brasileira de Serviços de Infraestrutura	2,953	(2,979)
Transnordestina	(52,127)	(31,137)
Arvedi Metalfer do Brasil	1,372	(15,690)
Others	216	6,442
	108,031	1,192,034
Eliminations
To cost of sales	(41,556)	(50,815)
To net revenues		2,805
To taxes	14,129	16,324
Others
Amortization of fair value - Investment in MRS	(11,746)
Amortization of fair value - Investment in CGPAR	(3,940)
Others		(76)
Equity in results	64,918	1,160,272

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10.c) Additional information about the main operating subsidiaries

• SEPETIBA TECON S.A. (“Tecon”)

The Container Terminal was created to exploit the terminal no 1 in Itaguaí Port, located in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network.  The Southeast railroad network is the contract object of the concession that has been granted to MRS Logística S. A. The range of services includes the move operation of cargo, storage of containers and steel products, general cargo, cleaning and maintenance.

Tecon won the auction held on September 3, 1998 to enter into a lease agreement for operation of the port terminal for a period of 25 years, extendable for an equal period. With the publication of Presidential Decree 9048 of May 10, 2017, the operation of the terminal may be successively extended in distinct periods with a maximum term of 70 years.

When the of the lease expires, it will return to the Union as well as all the rights and privileges transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

• ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, which are based in the cities of Itapuã do Oeste and Ariquemes. In Itapuã do Oeste is extracted the cassiterite (tin ore) and in Ariquemes is located the casting operation, where the metallic tin is made, which is the raw material used in UPV for the production of tin plates.

• COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in the area of two segments: steel metal packaging, production and processing and distribution of flat steel.

Metal packaging

In the steel metal packaging segment, Prada produces its supply chain includes the chemical and food segments, providing packaging and printing services to leading companies in the market.

Prada holds a 100% interest in the capital stock of Companhia Brasileira de Latas - "CBL".

On 2015, Prada has incorporated its subsidiary Rimet Empreendimentos Industriais e Comerciais.

Distribution

Prada is a player in the market of processing and distribution regarding flat steel products, with a diversified product line. It provides coils, rolls, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, to the most different industry segments - from automotive to construction. It is also specialized in providing service steel processing, meeting the demand of the all national companies.

• CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

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FTL was created on the purpose of incorporating the spun-off portion of TLSA, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern of Brazil, which includes the railway between the towns of Sao Luis to Fortaleza, Recife Daredevil, Itabaiana Cabedelo, Paula Cavalcante Macau and Propriá Jorge Lins ("Network I").

As of November 2016, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 39,341, therefore its participation in the share capital of the company increased from 89.79% to 90.78%. As a result of the operations described above that caused a change in the shareholder’s participation, the Company recorded a loss in the amount of R $ (25) recorded in shareholders' equity in other comprehensive income.

• CSN MINERAÇÃO S.A.

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore. CSN Mineração S.A. commercializes its products mainly in the overseas market. From 30 November 2015, the CSN Mineração S.A. has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87.52%.

• MINÉRIOS NACIONAL S.A.

Headquartered in Congonhas, Minas Gerais, Mineração Nacional is mainly engaged in the production and commercialization of iron ore. This subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Casa de Pedra mines transferred to this subsidiary in the business combination process that took place in 2015.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

A CGPAR foi constituída entre a CSN e a GPA Construção Pesada e Mineração Ltda The investment was considered a joint operation until Moment in that it started being controlled by CSN as explained in note 3.2.   Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

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10.d) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

				12/31/2016						12/31/2015
	Joint-Venture			Joint-Operation				Joint - venture		Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética		MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	49.02%	48.75%		34.94%	50.00%	56.92%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	345,164	2,925	1,899	17,689		671,475	3,343	75,977	36,647	10,621
Advances to suppliers	7,452	951	-	99		6,854	289		215	81
Other current assets	406,170	19,603	54,652	16,054		657,000	22,726	67,540	17,137	43,358
Total current assets	758,786	23,479	56,551	33,842		1,335,329	26,358	143,517	53,999	54,060
Non-current assets
Other non-current assets	598,577	234	261,292	29,219		533,897	139	280,718	32,880	13,087
Investments, PP&E and intangible assets	6,215,442	3,434	7,407,189	516,186		6,191,459	4,689	7,006,464	534,569	34,000
Total non-current assets	6,814,019	3,668	7,668,481	545,405		6,725,356	4,828	7,287,182	567,449	47,087
Total Assets	7,572,805	27,147	7,725,032	579,247		8,060,685	31,186	7,430,699	621,448	101,147

Current liabilities
Borrowings and financing	653,491		76,441			844,296		167,112		10,849
Other current liabilities	740,319	23,034	134,747	53,858		893,883	28,794	250,440	33,667	55,281
Total current liabilities	1,393,810	23,034	211,188	53,858		1,738,179	28,794	417,552	33,667	66,130
Non-current liabilities
Borrowings and financing	2,176,357		5,024,404			2,772,462		4,560,078		12,620
Other non-current liabilities	699,830	-	-	3,020		564,407	1,389	220,001	2,170	1,193
otal non-current liabilities	2,876,187	-	5,024,404	3,020		3,336,869	1,389	4,780,079	2,170	13,813
Shareholders’ equity	3,302,808	4,113	2,489,440	522,369		2,985,637	1,003	2,233,068	585,611	21,204
Total liabilities and shareholders’ equity	7,572,805	27,147	7,725,032	579,247		8,060,685	31,186	7,430,699	621,448	101,147

	01/01/2016 to 12/31/2016				11/30/2015				01/01/2015 to 12/31/2015
	Joint-Venture			Joint-Operation	Joint-Venture				Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	49.02%	48.75%	59.76%	34.94%	50.00%	56.92%	48.75%	50.00%
Statements of Income
Net revenue	3,279,420	122,870		172,263	751,595	3,172,744	151,097		157,379	172,388
Cost of sales and services	(2,208,786)	(105,692)		(91,568)	(557,504)	(2,094,961)	(147,186)		(88,683)	(132,034)
Gross profit	1,070,634	17,178	-	80,695	194,091	1,077,783	3,911	-	68,696	40,354
Operating (expenses) income	(160,187)	(8,367)	(97,596)	(54,616)	(113,533)	(371,798)	(8,615)	(32,863)	(50,455)	(14,480)
Finance income (costs), net	(249,300)	(1,676)	(6,032)	397	1,996,261	(255,003)	(1,254)	(18,309)	2,777	(1,713)
Income before income tax and social contribution	661,147	7,135	(103,628)	26,476	2,076,819	450,982	(5,958)	(51,172)	21,018	24,161
Current and deferred income tax and social contribution	(243,602)	(1,229)		(8,854)	(148,964)	(152,994)			(7,041)	(7,992)
(Loss) profit for the year	417,545	5,906	(103,628)	17,622	1,927,855	297,988	(5,958)	(51,172)	13,977	16,169

(*) Refers to the consolidated results of Namisa until November 30, 2015

• ITÁ ENERGÉTICA S.A. - (“ITASA”

ITASA is a corporation established in July 1996 that was engaged to operate under a shared concession, the Itá Hydropower Plant (UHE Itá), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border.

• MRS LOGÍSTICA S.A. (“MRS”)

With registered offices in the City of Rio de Janeiro-RJ, this subsidiary is engaged in public railroad transportation, on the basis of an onerous concession, on the domain routes of the Southeast Grid of the federal railroad network (Rede Ferroviária Federal S.A. – RFFSA), located in the Southeast (Rio de Janeiro, São Paulo and Belo Horizonte. The concession has a 30-year term as from December 1, 1996, extendable for an equal term by exclusive decision of the concession grantor.

MRS may further engage in services involving transportation modes related to railroad transportation and participate in projects aimed at expanding the railroad service concessions granted.

For performance of the services covered by the concession for a, MRS leased from RFFSA for the same concession period, the assets required for operation and maintenance of the freight railroad transportation activities. At the end of the concession, all the leased assets are to be transferred to the ownership of the railroad transportation operator designated at that time.

In 2014, the Company had a direct equity interest of 27.27% in the capital stock of MRS, as well as an indirect equity interest of 10% therein, together with its joint venture Namisa.

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On 2015, the Company has transferred 8.63% of its direct participation in MRS to CSN Mineração S.A. under the business combination. Owing to the transaction in question, the Company had a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary CSN Mineração S.A., consequently the total participation is 37.27%.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2016 is R$25,921 (R$27,084 as of December 31, 2015) and the expense in 2016 amounted to R$6,041 (R$5,040 in 2015).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint operation between CSN and CKTR Brasil Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”).

It is in preoperational phase and should remain so until the completion of Rail Network II. The approved schedule, which considered the completion of the work by January 2017, is currently under review and discussion with the responsible bodies; However, Management understands that new deadlines for project completion will not have material adverse effects on the expected return on investment. After assessing this matter, its Management has concluded as appropriate the use of the accounting basis of operating continuity of the project in the preparation of its financial statements.

During the year 2016, the others shareholders of TLSA subscribed 6,842,806 shares in amounting to R$360,000, diluting  CSN on TLSA share capital to 49.02%.  Therefore, due to the transactions described above and the participation change of the shareholders in the share capital of TLSA on 2016, the Company recognized a gain of R$1,324, recorded in equity in others comprehensive income.

Even though at December 31, 2016, the Company has negative net working capital of R$ 182,339, management receives funds from its shareholders and third parties for completion of the works, which are expected to be available, based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2016.

In this direction, TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, according studied of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 4.25% to 7.90% in real terms.

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In addition, CSN, as an investor, performed and impairment test of its stake in TLSA, through TLSA ability to distribute dividends, methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by shareholders. In order to perform this test, some aspects were taken into account, such as:

•         The flow of dividends was obtained from the TLSA nominal cash flow;

•         The flow of dividends was calculated considering the annual percentages of participation, considering the dilutions of the CSN’s stakes due to the amortization of debts;

•         This flow of dividends was discounts at presente value using de cost of equity (Ke) embedded in the WACC rate of TLSA; and

•         This Ke obtained was the one calculated in the “rolling WACC” of TLSA.

Another important aspect that was considered in the analysis of the impairment of CSN’s investment in the TLSA, was the need to apply an additional percentage of risk to the discount rate in addition to the one already used to determine the discounted cash flow of TLSA. Due to the sharing of investors risks, and by the fact that the asset that is being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN Management is the same applied by TLSA when the evaluation of their own investments, not applying an additional risk fator to the model.

As a result, the Company recognized a loss in the mais-valia of the investments of TLSA in the amount of R$ 387,989 recorded in other operations and R $ 131,916 in deferred taxes

10.e) Additional information on indirect participation in abroad operations

•         STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the former industrial steel complex of Maxhütte, located in the Germany city of Unterwellenborn, which produces steel shapes used for construction in accordance with international quality standards.

Its main raw material is steel scrap; the Company has an installed production capacity of 1.1 million metric tons’ steel/year. The SWT is a wholly owned indirect subsidiary of CSN Steel S.L.U, a subsidiary of CSN.

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

The CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where is located the cold rolled and galvanized steel production lines. The LLC assets and liabilities came from the extinct Heartland Steel Inc., Incorporated in 2001. CSN LLC is a wholly owned indirect subsidiary of CSN Americas S.L.U, a subsidiary of CSN.

•         LUSOSIDER AÇOS PLANOS S.A. (‘Lusosider’’)

Incorporated in 1996 in succession to Siderurgia Nacional (a company privatized by the Portuguese government that year), Lusosider is the only Portuguese company of the steel industry to produce cold rolled and galvanized anti-corrosion steel. Based in Paio Pires, The Lusosider has an installed capacity of about 550,000 tons / year to produce four large groups of steel products: galvanized sheet, cold rolled sheet, pickled and oiled plate. The products are manufactured by Lusosider and may be used in the packaging industry, construction (pipes and metallic structures) and in home appliance components.

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10.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.35% (11.38% as of December 31, 2015) of Panatlântica’s total share capital.

•       USINAS SIDERURGICAS DE MINAS GERAIS S.A. – USIMINAS (“USIMINAS”)

Usiminas, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations.  Usiminas produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, the final product is sold in the domestic and  foreign market. Usiminas also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. Usiminas also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, all centers are located in strategic locations for the shipment of its production.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter about the Usiminas shares held by CSN signing a Performance Commitment Agreement), also called TCD, between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in USIMINAS, within a specified period. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue suspended until the Company reaches the limits established in the TCD.

In March 2016, the Board of Directors of Usiminas approved a capital increase of R $ 64,882, through the issue of up to 50,689,310 preferred shares. On April 22, 2016, CSN exercised its preemptive rights in full, paying R $ 11,603 for 9,064,856 preferred shares. This increase was approved by the Board of Directors of Usiminas on June 3, 2016.

On March 24, 2016, the Company requested to CADE (Brazilian Antitrust Agency) the flexibilization of the PAT (Performance Commitment Agreement (TCD), in order to enable us the exercise of certain political rights, namely the power to elect independent members of the board of directors and supervisory board. On April 27, 2016, CADE approved the Company’s request to permit such election. On April 28, at the Usiminas’ annual general meeting, the Company elected 2 independent members of the  board of directors and 1 of the supervisory board, as well as the same number of alternates.

In April 2016, the Extraordinary Shareholders' Meeting of Usiminas approved a capital increase of R$ 1,000,000 through the issue of 200,000,000 common shares. On May 20, 2016, CSN exercised its preemptive right in full, paying R $ 178,832 for 35,766,351 common shares. This increase was approved by the Extraordinary General Meeting of Usiminas on July 19, 2016.

As of December 31, 2016, the Company reached holdings of 15.19% in common shares and 20.86% in preferred shares (As of December 31, 2015 14.13% in common shares and 20.69% in preferred shares) of USIMINAS share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2016 and 2015 CSN held 20.00% of Arvedi’s share capital.

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11     PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Effect of foreign exchange differences	16,418	51,910	230,588	1,453	5,498	4,833	310,700
Acquisitions	1,841	9,710	242,656	3,292	1,914,732	10,355	2,182,586
Capitalized interest (notes 26 and 32)		-	-	-	166,366	-	166,366
Write - offs (note 25)		-	(2,507)	(49)	(3,827)	(83)	(6,466)
Depreciation		(103,387)	(1,005,848)	(6,214)		(11,573)	(1,127,022)
Transfers to other asset categories	22,623	95,524	880,652	81	(1,270,903)	272,023
Transfers to intangible assets		-	-	-	(1,852)	-	(1,852)
Business Combination, fair value of assets acquired (note 3)	6,199	208,757	229,906	3,534	146,734	66,591	661,721
Update of the ARO estimation		-	-	-		22,582	22,582
Others		(5,723)	(2,879)	-	(1,329)	3,402	(6,529)
Balance at December 31,2015 (Restated)	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Cost	263,539	3,429,573	18,601,088	182,830	3,199,386	811,080	26,487,496
Accumulated depreciation		(740,332)	(7,528,844)	(144,100)		(247,994)	(8,661,270)
Balance at December 31,2015 (Restated)	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Effect of foreign exchange differences	(13,348)	(38,538)	(149,908)	(915)	(8,345)	(2,973)	(214,027)
Acquisitions	4	100	205,488	867	1,412,685	16,987	1,636,131
Capitalized interest (notes 26 and 32)					215,794		215,794
Write - offs (note 25)	(144)	(2,723)	(10,423)	(77)	(41,093)	(20,785)	(75,245)
Depreciation		(116,760)	(1,096,668)	(5,822)		(34,929)	(1,254,179)
Transfers to other asset categories	14,951	298,121	2,318,728	444	(2,502,615)	(129,629)
Transfers to intangible assets					(16,538)		(16,538)
Aquisition control - CGPAR			7,377	189		575	8,141
Goodwiil - Aquisition control CGPAR (note 3)			57,889				57,889
Transfer of metalic - Held for sale	(373)	(13,466)	(30,440)	(208)	(261)	(269)	(45,017)
Others		(296)	(4,657)	(45)	1,851	(149)	(3,296)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Cost	264,629	3,637,903	20,712,371	173,821	2,260,864	676,529	27,726,117
Accumulated depreciation		(822,224)	(8,342,741)	(140,658)		(284,615)	(9,590,238)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879

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							Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation	-	(216,731)	(4,994,957)	(107,005)	-	(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Acquisitions			203,870	2,030	1,769,120	4,484	1,979,504
Incorporation of subsidiaries	1,400	214,879	175,298	561	13	4,713	396,864
Transfers of the assets related to Casa de Pedra and Tecar	(50,854)	(1,287,945)	(3,332,850)	(9,268)	(1,117,432)	(115,336)	(5,913,685)
Capitalized interest (notes 26 and 32)					160,777		160,777
Write - offs (note 25)			(91)	(14)	(3,827)	(58)	(3,990)
Depreciation		(57,055)	(782,928)	(4,680)		(10,486)	(855,149)
Transfers to other asset categories	22,623	218,343	959,632	14	(1,200,871)	259
Transfers to intangible assets					(624)		(624)
Others		(5,723)	(1,281)		(1,926)	2,287	(6,643)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Cost	83,350	1,025,848	10,677,122	118,301	1,723,327	159,914	13,787,862
Accumulated depreciation	-	(156,777)	(4,573,402)	(100,622)	-	(90,713)	(4,921,514)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Acquisitions		-	156,929	253	1,046,358	100	1,203,640
Capitalized interest (notes 26 and 32)	-	-	-	-	127,675	-	127,675
Write - offs (note 25)	-	(34)	(41)	(78)	(8,830)	(17,320)	(26,303)
Depreciation	-	(26,696)	(544,382)	(2,854)	-	(5,959)	(579,891)
Transfers to other asset categories	-	251,465	1,731,890	14	(1,943,063)	(40,306)
Transfers to intangible assets	-	-	-	-	(12,951)	-	(12,951)
Others	-	-	(463)	-	2,071	-	1,608
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Cost	83,350	1,275,784	12,567,114	114,141	934,587	116,987	15,091,963
Accumulated depreciation	-	(181,978)	(5,119,461)	(99,127)	-	(111,271)	(5,511,837)
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		12/31/2016	12/31/2015
Logistics
	Current investments for maintenance of current operations.				103,284	35,457
					103,284	35,457
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2018	(1)	689,160	709,945
	Expansion of TECAR export capacity.	2009	2020	(2)	253,545	390,920
	Current investments for maintenance of current operations.				261,056	302,764
					1,203,761	1,403,629
Steel
	Supply of 16 Torpedos Cars for operation in the steel industry	2008	2019		91,779	105,697
	Expansion of the service center/Mogi.	2013	2016	(3)		14,950
	Current investments for maintenance of current operations.			(4)	307,448	375,579
					399,227	496,226
Cement
	Construction of cement plants.	2011	2020	(5)	529,631	1,254,897
	Current investments for maintenance of current operations.				24,961	9,177
					554,592	1,264,074
Construction in progress					2,260,864	3,199,386

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Completion date of Mogi Service Center;

(4) Refers substantially to the reforming of batteries for coke ovens and reuse of the carbochemical cooling waters;

(5) Refers substantially to the acquisition of new Integrated Cement Plants

The estimated useful lives are as follows, in years:

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
In Years
Buildings	41	43	42	43
Machinery, equipment and facilities	18	18	19	18
Furniture and fixtures	12	11	11	11
Others	14	14	11	11

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11.a) Depreciation, amortization and depletion expenses:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015
Production costs	1,241,425	1,107,878	568,988	847,725
Sales expenses	9,163	9,115	7,576	7,484
General and Administrative Expenses	28,228	13,876	19,879	8,532
	1,278,816	1,130,869	596,443	863,741
Other operating expenses (*)	43,681	41,068
	1,322,497	1,171,937	596,443	863,741

(*) Refers to the amortization of intangible assets as described in note 25.

11.b) Capitalized Interest

As of December 31, 2016, the Company capitalized borrowing costs amounting to R$215,794 in consolidated and R$127,675 in parent company (as of December 31, 2015, R$166,366 in consolidated and R$160,777 in parent company). These costs are basically estimated for the cement and mining projects, mainly relating to: new integrated cement plant; and (ii) Casa de Pedra (MG) expansion and TECAR (RJ), see notes 26 and 32.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2016	12/31/2015
Unspecified projects	10.48%	11.35%

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12     INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Goodwill	Software	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091	75,825	88,916
Cost	666,768	415,964	153,080	109,052		185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)			-	(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)					-	(109,330)	-	-	-
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091	75,825	88,916
Effect of foreign exchange differences		104,136	192	34,584		60	138,972
Acquisitions and expenditures			1,234		77	150	1,461
Incorporation of subsidiary - CSN Cimentos									706	706
Transfers of the assets related to Casa de Pedra and Tecar									(18,912)	(18,912)
Business combination, fair value of assets and goodwill (note 3b)	3,196,588	1,420	3,437		3,184,701		6,386,146
Transfer of property, plant and equipment			930		922		1,852		624	624
Amortization		(39,395)	(10,423)				(49,818)		(8,592)	(8,592)
Balance at december 31,2015 (Restated)	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266	13,091	49,651	62,742
Cost	3,974,128	549,302	173,154	143,636	3,185,700	395	8,026,315	14,135	84,552	98,687
Accumulated amortization	(260,776)	(136,026)	(97,917)	-	-	-	(494,719)	(1,044)	(34,901)	(35,945)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)	-	-	-
Balance at december 31,2015 (Restated)	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266	13,091	49,651	62,742
Effect of foreign exchange differences	-	(74,167)	(236)	(27,440)	-	(79)	(101,922)	-	-
Acquisitions and expenditures	-		2,995	-	-	124	3,119	-	1,500	1,500
Transfer of property, plant and equipment	-		16,538	-	-		16,538	-	12,951	12,951
Write - offs (note 25)	(13,091)		(3)	-			(13,094)	(13,091)	(3)	(13,094)
Amortization	-	(41,449)	(26,093)	-	(776)		(68,318)	-	(16,552)	(16,552)
Aquisition control - CGPAR	-	-	47	-	-		47	-	-
Transfer of metalic - Held for sale	-	-	(232)	-	-		(232)	-	-
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404		47,547	47,547
Cost	3,834,234	444,635	183,166	116,196	3,185,700	440	7,764,371		98,992	98,992
Accumulated amortization	(133,973)	(146,975)	(114,913)	-	(776)	-	(396,637)		(51,445)	(51,445)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)	-	-
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404		47,547	47,547

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons (Not reviewed by independent auditors). Corresponding amortization is recorded based on production volumes.

The average useful lives by nature are as follows, in years:

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
In Years
Software	8	8	8	8
Customer relationships	13	13

12.a) Impairment testing

The goodwill arising from expectations for future profitability of the companies acquired and the intangible assets with indefinite useful lives (trademarks) have been allocated to the operational divisions (cash-generating units) of CSN, which represent the lowest level of assets or group of assets. According to CPC 01, when a CGU has an intangible asset with indefinite useful life allocated, the Company performs an impairment test. The CGU with intangible assets in this situation are as follows:

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Packaging (1)	Steel	158,748	158,748			158,748	158,748
Flat steel	Steel		13,091				13,091
Long steel (2)	Steel	235,595	235,595	116,196	143,636	351,791	379,231
Minning (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
		3,590,931	3,604,022	116,196	143,636	3,707,127	3,747,658

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(1)     (1) The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011.

(2)     The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3)     Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração, an operation that was concluded in December 2015. From 2016, the balance started to tested annually for impairment analysis. See further details relating to calculation of the goodwill in note 3.1.3b – Business Combination.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in calculations of value in use at December 31, 2016 are as follows:

	Metal packaging	Long steel (***)	Mining
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Business cycle (approx. 10 years ) With perpetuity	Business cycle (approx. 10 years ) With perpetuity	Until 2067
Gross Margin	Growth of the gross margin due to reduction of energy / natural gas and direct labor costs	Average of the Gross Margin based on the history and projections for the next 8 years,mainly for sales volume, sales price and metallic spread,grounded on industry reports.	Average of the Gross Margin of each Cash - Generating unit based on the history and projections for the next 50 years and long - term price and exchange rate curves from industry reports.
Cost atualization	Costs based on historical data of each product by can and expected gains on business restructuring.	Costs based on historical data and market trends	Costs based on historical data and market trends.
Growth Rate	Without growth in real terms.	Without growth in real terms.	The growth rate was not considered.
Discount rate

These cash flows were considered using a discount rate after taxes between 4% and 8% in real terms. The discount rate was based on the weighted average cost of capital (WACC) that reflects the specific risk of each segment/country.

(*) Includes the assets related to the plant of Aços Longos located at Usina Presidente Vargas and the subsidiary SWT. For the assets that are located in Germany, the discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

Based on the analyses conducted by Management, was not necessary to record losses by impairment to those assets in the year ended on December 31, 2016.

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13     BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

								Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
FOREIGN CURRENCY
Prepayment (*)	1% to 3.5%	110,944	207,657	482,347	2,633,137	110,944	207,657	482,347	2,633,137
Prepayment (*)	3.51% to 8%	438,802	286,487	4,290,062	3,429,716	510,930	372,474	9,166,901	9,272,766
Perpetual bonds	7%	4,436	5,315	3,259,100	3,904,800
Fixed rate notes (*)	4.14% to 10%	137,126	175,768	5,529,380	6,910,992	27,044	32,402	3,385,587	4,056,347
Intercompany (*)	Libor 6M to 3%					149,654	1,261,861	2,719,420	2,137,040
Forfaiting	Libor + Spread	-	288,772				288,772
Others	1.2% to 8%	95,983	115,594	259,262	425,635
		787,291	1,079,593	13,820,151	17,304,280	798,572	2,163,166	15,754,255	18,099,290
LOCAL CURRENCY
BNDES/FINAME	1.3% + TJLP and Fixed 2.5% to 6% + 1.5%	73,736	55,435	1,012,268	1,018,189	43,467	27,847	945,633	928,622
Debentures	110.8% to 113.7% CDI	538,003	60,670	1,270,383	1,750,000	538,003	60,670	1,270,383	1,750,000
Prepayment (*)	109.5% to 116.5% CDI and fixa of 8%	570,778	522,418	5,080,000	5,200,000	519,806	473,139	3,080,000	3,200,000
CCB	112.5% and 113% CDI	181,143	92,976	7,200,000	7,200,000	181,143	92,976	7,200,000	7,200,000
Drawee risk			84,063				84,063
Others			6,229		12,107
		1,363,660	821,791	14,562,651	15,180,296	1,282,419	738,695	12,496,016	13,078,622
Total Borrowings and financing (note 14 I)		2,150,951	1,901,384	28,382,802	32,484,576	2,080,991	2,901,861	28,250,271	31,177,912
Transaction Costs and Issue Premiums		(33,503)	(26,703)	(59,232)	(76,742)	(29,109)	(22,788)	(53,378)	(68,895)
Total Borrowings and Financing + Transaction Costs		2,117,448	1,874,681	28,323,570	32,407,834	2,051,882	2,879,073	28,196,893	31,109,017

(*) The balances of Pre-export loans, Fixed Rate Notes and Intercompany Bonds from related parties of the parent company totals R$11,230,673 on December 31, 2016 (R$13,416,687 on December 31, 2015), see note 20b.

13.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2016, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

		Consolidated		Parent Company
2018	5,593,215	20%	7,295,578	26%
2019	7,168,873	25%	5,532,286	20%
2020	7,484,315	26%	4,662,477	17%
2021	2,219,779	8%	2,812,235	10%
2022	1,839,804	6%	2,108,339	7%
After 2022	817,716	3%	5,839,356	20%
Perpetual bonds	3,259,100	12%
	28,382,802	100%	28,250,271	100%

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13.b) Amortization and new borrowings, financing and debentures

The table below presents the capitalizations and amortizations during the year:

	Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Opening balance	34,282,515	30,354,058	33,988,090	29,560,826
Funding transactions	30,034	978,206	62,836	2,694,533
Forfaiting funding / Drawee Risk	78,240	924,706	78,240	924,706
Repayment	(695,938)	(2,850,077)	(298,015)	(1,542,921)
Payments - Forfaiting / Drawee Risk	(407,155)	(1,146,306)	(407,155)	(1,146,306)
Payment of charges	(3,044,342)	(2,957,762)	(2,566,293)	(2,656,208)
Payment of charges – Forfaiting / Drawee	(5,694)	(7,064)	(5,694)	(7,064)
Provision of charges	3,156,120	3,052,164	2,661,090	2,996,662
Provision of charges - Forfaiting / Drawee Risk	4,237	2,032	4,237	2,032
Others (1)	(2,956,999)	5,932,558	(3,268,561)	3,161,830
Closing balance	30,441,018	34,282,515	30,248,775	33,988,090

(1) Includes interests and unrealized foreign exchange variances.

 In 2016, the Group capitalized and amortized loans as shown below:

•       Capitalization

				Consolidated
Transaction	Financial institution	Date	Amount	Maturity
Financing - Acquisitions of SWT’s assets	Kreissparkasse Saalfeld-Rudolstadt	June/16	7,437	January/18
Financing - FINEP (1)	FINEP	October/16	22,597	February/26
Drawee risk	Itaú	February/16	78,240	June/16
Total			108,274

1.    In 2016, CSN contracted a credit line from FINEP (Financiadora de Estudos e Projetos) in the amount of R$173,822, of which R$ 22,597 has already been partially disbursed. At December 31, 2016, the Company had a financial investment linked to CDB to secure a letter of guarantee in the amount of R $ 25,750, see note 6.

•       Amortization

		Consolidated
Transaction	Principal	Charges
Fixed Rate Notes	107,948	700,982
Debentures		263,750
Bank Credit Bill		995,006
Export Credit Note	65,000	813,701
Pre - Export Payment	170,731	210,676
BNDES/FINAME	50,856	58,900
Pre-Debt Payment	297,239
Drawee risk	162,303
Forfaiting	244,852	5,694
Others	4,164	1,327
Total	1,103,093	3,050,036

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•       Covenants

The Company's loan agreements establish the fulfillment of certain non financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the net debt-EBITDA ratio reaches the levels in those agreements.

Exceptionally the Company did not file the financial statements for the year ended December 31,2016 within the regulatory period, according to a significant event disclosed on March 27, 2017. Due to this exceptionality, the Company requested the debenture holders of its 5th, 7th, 8th and 9th Debentures Issuance to grant additional term for the disclosure of these financial statements until October 31, 2017. There was no early maturity decree of the Company's financings, due to the late disclosure of the financial statements in question.

On December 31, 2016, the Company has provisioned R$ 30,843 in the Consolidated and R$ 13,413 in the Parent Company for risk assumption.

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14     FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

Considering the nature of these instruments, their fair value is basically determined by using Brazil’s money market and mercantile and futures exchange quotations. The amounts recognized in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and characteristics of such instruments, their carrying amounts approximate their fair values.

• Classification of financial instruments

Consolidated						12/31/2016					12/31/2015
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	5			4,871,162		4,871,162			7,861,052		7,861,052
Short-term investments - margin deposit	6			760,391		760,391			763,599		763,599
Trade receivables	7			1,904,630		1,904,630			1,500,812		1,500,812
Derivative financial instruments	9		2,298			2,298		118,592			118,592
Trading securities	9		2,966			2,966		10,778			10,778
Dividends Receivable	7				37,679	37,679				27,817	118,592
Total			5,264	7,536,183	37,679	7,579,126		129,370	10,125,463	27,817	10,373,425

Non-current
Other trade receivables	9			15,291		15,291			6,877		6,877
Investments	10	1,374,268				1,374,268	471,674				471,674
Borrowings - related parties	9			479,960		479,960			373,214		373,214
Total		1,374,268		495,251		1,869,519	471,674		380,091		851,765

Total Assets		1,374,268	5,264	8,031,434	37,679	9,448,645	471,674	129,370	10,505,554	27,817	11,225,190

Liabilities
Current
Borrowings and financing	13				2,150,951	2,150,951				1,901,384	1,901,384
Derivative financial instruments	15		121			121		26,257			26,257
Trade payables					1,763,206	1,763,206				1,293,008	1,293,008
Dividends and JCP	15				484,570	484,570				464,982	464,982
Total			121		4,398,727	4,398,848		26,257		3,659,374	3,685,631

Non-current
Borrowings and financing	13				28,382,802	28,382,802				32,484,576	32,484,576
Total					28,382,802	28,382,802				32,484,576	32,484,576

Total Liabilities			121		32,781,529	32,781,650		26,257		36,143,950	36,170,207

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated			12/31/2016			12/31/2015
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		2,298	2,298		118,592	118,592
Trading securities	2,966		2,966	10,778		10,778
Non-current
Available-for-sale financial assets
Investments	1,374,268		1,374,268	471,674		471,674
Total Assets	1,377,234	2,298	1,379,532	482,452	118,592	601,044

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		121	121		26,257	26,257
Total Liabilities		121	121		26,257	26,257

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -  Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% of their market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the price of the instrument, an impairment loss must be recognized. in 2012, considering the price of Usiminas shares on BM & FBovespa, a first impairment loss on these shares was recorded. Pursuant to this policy, whenever the share price reaches a level lower than the last impairment recorded, the Company must record new losses in the result, redefining the new minimum level of value of the shares.

During the year 2016, there was no impairment recorded and the gain from the change in share price in the period was recorded in other comprehensive income (the impairment recorded as of December 31, 2015 amounted to R$ 555,298):

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Class of shares	Quantity	12/31/2016			12/31/2015		Variation in the year
		Share price	Closing balance	Quantity	Share price	Closing balance	Share price	Variation in the carrying amount
Common	107,156,651	8.26	885,114	71,390,300	4.02	286,989	4.24	598,125
Preferred	114,280,556	4.10	468,550	105,215,700	1.55	163,084	2.55	305,466
	221,437,207		1,353,664	176,606,000		450,073		903,591

•       Share market price risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss and the other variations not resulting from impairment in changes are recognized in comprehensive income until the investment is realized.

As of December,31 2016, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$678,035 (R$(73) as of December 31, 2015).

III - Financial risk management

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The quality of counterparties’ hedging instruments and the credit limit are also periodically reviewed.

Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy prohibits any speculative deals or short sales.

14.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities denominated in US dollars or Euros since the Company's functional currency is substantially the real is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2016 is as follows:

		12/31/2016
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	913,513	6,614
Trade receivables	372,613	3,497
Other assets	3,906	13,157
Total Assets	1,290,032	23,268
Borrowings and financing	(4,373,046)	(97,602)
Trade payables	(97,231)	(2,438)
Other liabilities	(17,946)	(9,288)
Total Liabilities	(4,488,223)	(109,328)
Foreign exchange exposure	(3,198,191)	(86,060)
Cash flow hedge accounting	1,457,667
Net Investment hedge accounting		96,000
Net foreign exchange exposure	(1,740,524)	9,940
Perpetual Bonds	1,000,000
Net currency exposure of the perpetual bonds	(740,524)	9,940

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During the second quarter of 2016, CSN began a process of reviewing its currency hedge strategy, which resulted in the settlement of the future dollar derivatives portfolio. As a result, the net foreign currency exposure at the consolidated balance sheet as of December 31, 2016 was US$1,740,524 thousand, as shown in the table above. It should be noted that the balance of net foreign currency exposure including a liability of US$1 billion, in the line item of Loans and Financing related to perpetual bond that, considering its characteristics, will not require disbursement for settlement of the principal in a foreseeable future.

Therefore, excluding perpetual bonds, the Company’s net foreign exchange exposure amounts to R$ 740,524 thousand. The company has focused its hedge strategy on preserving its cash flow, so it is evaluating a replacement of the exposure generated by the settlement of derivatives with new hedge accounting designations, capturing the existing natural hedges, as well as using other derivative instruments with the purpose of hedging CSN's future cash flows.

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 14 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

14.b) Hedging instruments: Derivative and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

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				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2016
Counterparties	Expiration of operation	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BM&FBovespa		Dollar					1,435,000	110,075		110,075	(805,760)
Total forward dollar							1,435,000	110,075		110,075	(805,760)

BBVA		Dollar					39,450	154,017	(147,674)	6,343	(5,594)
BNPP	03/09/2017	Dollar	10,250	33,435	(31,137)	2,298	18,700	73,007	(71,703)	1,304	(873)
Total dollar-to-euro swap			10,250	33,435	(31,137)	2,298	58,150	227,024	(219,377)	7,647	(6,467)

Itaú BBA		Real					150,000	189,760	(200,680)	(10,920)	(137)
HSBC		Real					185,000	233,125	(247,710)	(14,585)	(153)
Deutsche Bank		Real					10,000	12,579	(13,331)	(752)	(9)
Total Fixed rate-to-CDI interest rate swap							345,000	435,464	(461,721)	(26,257)	(299)

Itaú BBA		Real					30,000	33,396	(33,232)	164	(14)
HSBC		Real					120,000	133,508	(132,802)	706	(49)
Total interest rate- to-CDI swap							150,000	166,904	(166,034)	870	(63)

BM&FBovespa	01/02/2017	Real	1,641,378			(121)					5,829
Total DI futuro			1,641,378			(121)					5,829

				33,435	(31,137)	2,177		939,467	(847,132)	92,335	(806,760)

Forward DI contracts

The Company to hedge part or all of its exposure to assets whose interest rates are pre-fixed may obtain DI derivative operations on the stock exchange or the over-the-counter market, linking these assets to market trends. As of December 31, 2016 the Company held in its portfolio forward CDI rate contracts traded at BM&F Bovespa which totaled the notional amount of R$1,641 billion.

The forward DI contract is defined as the accumulative value of the average daily DI rates of one day, calculated between the date of the transaction and the last trading date, being used to hedge and manage the interest rate risk of assets / liabilities in DI. The purchase and sale transactions, originally contracted in rate, will be converted into sale and purchase transactions, respectively, in PU.

The contract settlement is exclusively financial, on the due date and occurs daily until the maturity. The position held by the Company is set at the end of each session based on the difference of the day's settlement price (D0) compared to the previous day price (D-1), and is settled on the following day (D+1), according to the rules of BM&F.

 For as much as the Company maintains contracts traded on the BM&F Bovespa, it is required by the clearing house a guarantee margin to cover those commitments in these contracts, which is only a percentage of the contract´s total amount. CSN maintains securities linked to this guarantee margin, consisting mainly of government bonds, which will be redeemed after the end position. The amounts of these investments are described in Note 6.

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

•  Classification of the derivatives in the balance sheet and statement of income

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					12/31/2016
Instruments	Assets		Liabilities		Net Finance Income (note 26)
	Current	Total	Current	Total
Future Dollar BM&F					(805,760)
Dollar - to - euro swap	2,298	2,298			(6,467)
Fixed rate - to - CDI swap (*)					(299)
CDI - to - fixed rate swap (*)					(63)
Foward DI			(121)	(121)	5,829
	2,298	2,298	(121)	(121)	(806,760)

					12/31/2015
Instruments	Assets		Liabilities		Net Finance Income (note 26)
	Current	Total	Current	Total
Dollar - to - CDI swap					(18)
Dollar - to - real NDF					785,702
Future Dollar BM&F	110,075	110,075			25,381
Dollar - to - euro NDF					39,668
Dollar - to - euro swap	7,647	7,647			(4,405)
Fixed rate - to - CDI swap			26,257	26,257	(4,956)
CDI - to - fixed rate swap	870	870			870
	118,592	118,592	26,257	26,257	842,242

(*) Swap positions were settled in February, March and April 2016.

• Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2016 the Company designated for hedge accounting US$1,5 billion in exports to be carried out between October, 2017 and October, 2022.

To support these designated amounts, the Company prepared formal documentation indicating how hedging is aligned with the goal and strategy of CSN’s Risk Management Policy by identifying the hedging instruments used, the hedging purpose, the nature of the hedged risk, and showing the expected high effectiveness of the designated relationships. The designated debt instruments total an amount equivalent to the portion of future exports. Thus, the exchange differences on translating the instrument and the hedged item are similar. According to the Company’s accounting policy, continuous assessments of the prospective and retrospective effectiveness must be carried out by comparing the designated amounts with the expected amounts, approved in Management’s budgets, and the actual export amounts.

Through hedge accounting, the exchange gains and losses of the debt instruments do not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2016:

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									12/31/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(66,667)	45,793	(353,125)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(41,667)	31,651	(93,200)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(58,105)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(4,668)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			2,590
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000			777
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000			6,630
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000			2,415
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000			6,762
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000			2,898
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000			3,672
08/01/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(1,213)
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000			47,890
Total						1,566,000	(108,334)	77,444	(436,677)

(*) The effect on the result was recorded in other operating expenses.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2016 are as follows:

	12/31/2015	Movement	Realization	12/31/2016
Cash flow hedge accounting	1,520,089	(1,005,968)	(77,444)	436,677
Income tax and social contribution on cash flow hedge accounting	(516,831)			(516,831)
Not recorded Income tax and social contribution on cash flow hedge accounting	516,831			516,831
Fair value of cash flow hedge, net of taxes	1,520,089	(1,005,968)	(77,444)	436,677

As of December 31, 2016, the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

• Net investment hedge in foreign subsidiaries

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CSN has a natural foreign exchange exposure in Euros substantially arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure and cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on December 31, 2016 are:

						12/31/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
9/1/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	57,804
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(24,000)
Total					96,000	57,804

(1) In January 2016 it was settled the portion of debt designated as a hedge instrument.

The changes in the amounts related to net investment hedge as of December 31, 2016 are presented below:

	12/31/2015	Movement	Realization	12/31/2016
Net Investment hedge accounting	20,148	(77,952)		(57,804)
Fair value of net investment hedge in foreign operations	20,148	(77,952)		(57,804)

On December 31, 2016 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

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14.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2016.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2016
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.2591	3.1412	4.0739	4.8887
EUR	3.4384	3.7230	4.2980	5.1576
USD x EUR	1.0541	1.1867	1.3176	1.5812

	12/31/2016
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.63%	17.04%	20.45%
TJLP	7.50%	9.38%	11.25%
LIBOR	1.32%	1.65%	1.98%

The effects on income statement, considering scenarios 1 and 2 are shown below:

	12/31/2016
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,457,667	Dollar	(38,191)	1,187,670	2,375,340

Currency position	(3,198,191)	Dollar	83,793	(2,605,806)	(5,211,612)
(not including exchange derivatives above)

Consolidated exchange position	(1,740,524)	Dollar	45,602	(1,418,136)	(2,836,272)
(Including exchange derivatives above)

Net Investment hedge accounting	96,000	Euro	(6,278)	82,520	165,040

Currency position	(86,060)	Euro	5,628	(73,975)	(147,950)

Consolidated exchange position	9,940	Euro	(650)	8,545	17,090
(Including exchange derivatives above)

Dollar-to-euro swap	10,250	Dólar	(418)	(4,389)	(8,847)

(*) The probable sceneries were calculated considering the fallowing variations to the specified risks: Real x Dollar – appreciation of Real in 3.62% / Real x Euro – depreciation of Real in 8.28% / Dollar x Euro – depreciation of dollar in 12.58%. Source: Quotation from Central Bank of Brazil and Central Bank of Europe on 09/25/2017.

•       Sensitivity analysis of interest rate swaps

	12/31/2016
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Foward DI	1,641,378	CDI	(121)	55,930	111,860

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2016 recognized in the company's assets and liabilities.

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•                 Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2016.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50		(1,070,088)	(3,349)	(20,064)	(40,128)
Libor	1.32		(5,277,569)	(44,586)	(17,385)	(34,770)
CDI	13.63	1,390,707	(14,442,567)	(229,164)	(444,742)	(889,484)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2016 recorded in the Company´s assets and liabilities.

14.d) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 13.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At December 31, 2016	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,150,951	12,762,088	11,543,898	4,076,816	30,533,753
Derivative financial instruments	121				121
Trade payables	1,763,206				1,763,206
Dividends and Interest on capital	484,570				484,570

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		12/31/2016		12/31/2015
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,263,536	1,702,134	3,910,115	1,330,685
Fixed Rate Notes	5,666,506	4,907,339	7,086,760	3,915,310

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•         Credit risks

The exposure to credit risks of financial institutions complies with the parameters established by financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients, the establishment of a credit limit and permanent monitoring of its debit balance.

With regard to financial investments, the Company only made investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repurchase agreements that are backed by Brazilian Government Bonds, there is also exposure to the credit risk of the brazilian State.

•         Capital Management

The Company manages its capital structure in order to safeguard its ability to continue to offer shareholder returns and benefits to other stakeholders, as well as maintaining an ideal capital structure to reduce this cost.

15     OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Payables to related parties (note 20 b)	10,927	6,798			182,810	110,106	67,940	118,653
Derivative financial instruments (note 14 I)	121	26,257
Exclusive Funds (1) (note 20b)					121	25,387
Dividends and interest on capital payable (note 14 I) (2)	484,570	464,982			2,209	2,262
Advances from customers	90,720	49,505			80,652	40,988
Taxes in installments (note 17)	24,444	24,237	83,312	87,890	9,397	9,207	1,524	1,476
Profit sharing - employees	211,791	171,695			148,788	121,423
Freight provision	57,586	105,104			10,764	10,190
Provision for industrial restructuring	13,000	122,854				74,382
Taxes payable			8,518	7,805			7,035	6,321
Other provisions	23,162	30,784			6,890	10,289
Third party materials in our possession	288	184				4
Other payables	105,115	70,617	39,307	35,589	22,900	7,461
	1,021,724	1,073,017	131,137	131,284	464,531	411,699	76,499	126,450

(1)      Refers to derivative transactions managed by exclusive funds.

(2)     Dividends payable by the subsidiary CSN Mineração.

16     INCOME TAX AND SOCIAL CONTRIBUTION

16.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	12/31/2016	12/21/2015 Restated	12/31/2016	12/31/2015 Restated
Income tax and social contribution income (expense)
Current	(206,178)	(135,671)	37,518	2,469
Deferred	(60,368)	(2,767,545)	59,299	(2,824,757)
	(266,546)	(2,903,216)	96,817	(2,822,288)

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The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

	Consolidated			Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated

(Loss)/Profit before income tax and social contribution	(576,951)	1,685,341	(1,022,003)	1,606,255
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	196,163	(573,016)	347,481	(546,127)
Adjustment to reflect the effective rate:
Equity pickup	22,072	394,492	(125,917)	1,905,033
Result with differentiated or untaxed current rates	(287,502)	798,603
Transfer pricing adjustment	(63,638)	(66,447)	(26,679)	(70,083)
Tax loss carryforwards without recognizing deferred taxes	(821,920)	(89,978)	(788,240)	34,196
Limit of Indebtness	(35,391)	(54,091)	(35,391)	(54,091)
Deferred taxes on temporary differences - non computed (1)	643,990	(1,133,091)	636,190	(1,133,091)
(Losses) / Reversal for deferred income and social contribution tax credits	44,691	(2,949,003)	44,691	(2,949,003)
Refis effect and early discharge program		(2,586)		(2,589)
Income tax and social contribution on foreign profit	(35,613)	72,376	(35,295)	(1,784)
Fair value of 59.76% interest held in Namisa		855,551
Goodwill amortization of Metalic	31,439		31,439
Tax incentives	22,673		18,145
Other permanent deductions (additions)	16,490	(156,026)	30,393	(4,749)
Income tax and social contribution in profit for the year	(266,546)	(2,903,216)	96,817	(2,822,288)
Effective tax rate	-46%	172%	9%	176%

 (1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences.

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16.b) Deferred income tax and social contribution:

The deferred income tax and social contribution maintained in noncurrent assets refer solely to tax losses and negative basis of social contribution and were limited to 30% of the income tax and negative basis of deferred social contribution recognized in liabilities. The remaining balance of tax losses and negative basis of social contribution and the total temporary differences were written off and maintained in the Company’s tax books for future utilization and amounted, respectively, to R$ 3,067,726 and R $ 1,095,848.

					Consolidated
	Opening Balance	Movement			Closing Balance
	12/31/2015	Shareholders' Equity	Profit or loss	Others	12/31/2016
	Restated
Deferred
Income tax losses	417,256		556,397	(2,853)	970,800
Social contribution tax losses	161,769		179,887	(1,027)	340,629
Temporary differences	(1,572,992)	71,769	(796,652)	9,700	(2,288,175)
- Provision for tax social security, labor, civil and environmental risks	245,923		7,615	3,398	256,936
- Provision for environmental liabilities	89,290		5,758		95,048
- Assets impairmant losses	87,152		6,756		93,908
- Inventory imparment losses	29,048		5,234	1,421	35,703
- (Gains )/ losses in financial instruments	(5,454)		3,154		(2,300)
- (Gains )/losses on available for sale financial assets	947,989	(242,060)			705,929
- Actuarial liability (pension and healthcare plan)	164,167	(15,387)	(14,202)		134,578
- Acrrued supplies and services	92,401		30,625	75	123,101
- Allowance for doubtful debts	38,614		1,751	1,643	42,008
- Goodwil on merger	9,211		(283)	(8,113)	815
- Unrealized exchange differences (2)	2,427,926		(838,275)		1,589,651
- (Gain) in control loss on Transnordestina	(224,096)		131,916		(92,180)
- Cash flow hedge accounting	516,831	(368,360)			148,471
- Aquisition Fair Value SWT/CBL	(299,574)	52,506	42,717	5,350	(199,001)
- Deferred taxes non computed	(1,673,904)	527,520	(175,915)	(2,138)	(1,324,437)
- Estimated (Losses)/reversals to deferred taxes credits	(3,173,048)	114,627	44,691		(3,013,730)
- Business Combination	(1,058,088)		(14,736)		(1,072,824)
- Others	212,620	2,923	(33,458)	8,064	190,149
Total	(993,967)	71,769	(60,368)	5,820	(976,746)

Total Deferred Assets	78,066				70,151
Total Deferred Liabilities	(1,072,033)				(1,046,897)
Total Deferred	(993,967)				(976,746)

				Parent Company
	Opening Balance	Movement		Closing Balance
	12/31/2015	Shareholders' Equity	Profit or loss	12/31/2016
	Restated
Deferred tax assets
Income tax losses	226,246		576,567	802,813
Social contribution tax losses	93,031		187,133	280,164
Temporary differences	(985,358)	19,425	(704,401)	(1,670,334)
- Provision for tax. social security, labor, civil and environmental risks	216,862		2,733	219,595
- Provision for environmental liabilities	88,501		4,301	92,802
- Asset impairment losses	67,483		(5,085)	62,398
- Inventory impairment losses	13,757		(1,071)	12,686
- (Gains)/losses on financial instruments	(5,454)		3,154	(2,300)
- (Gains)/losses on available for sale financial assets	947,989	(242,060)		705,929
- Actuarial liability (pension and healthcare plan)	163,560	(12,302)	(14,235)	137,023
- Accrued supplies and services	49,040		44,720	93,760
- Allowance for doubtful debts	28,087		(373)	27,714
- Unrealized exchange differences (2)	2,427,926		(770,733)	1,657,193
- Gains in loss of control of the transnordestina	(224,096)		131,916	(92,180)
- Cash flow hedge accounting	516,831	(368,360)		148,471
- Deferred taxes non computed	(1,491,042)	527,520	(152,049)	(1,115,571)
- Estimated Losses/ reversals to deferred taxes credits	(3,173,048)	114,627	44,691	(3,013,730)
- Business Combination	(721,993)			(721,993)
- Deferred tax on CGPAR Business Combination (1)			(22,609)	(22,609)
- Deferred tax on amortization of CGPAR surplus value			1,340	1,340
- Other	110,239		28,899	139,138
Total	(666,081)	19,425	59,299	(587,357)

Total Deferred Liabilities	(666,081)			(587,357)
Total Deferred	(666,081)			(587,357)

(1) Tributos diferidos na aquisição de controle – CGPAR conforme mencionado na nota 3.2

(2) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

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The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2012 up to 2016 such foreign subsidiaries generated profits amounting to R$ 1,743,368. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 580,332.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

16.c) Impairment test - Deferred taxes

Annually, CSN performs a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering substantially the Company’s projections (98% of the consolidated amount) since the other group companies do not have material credits for purposes of this study. The parent company engages in the following businesses:

• Flat Steel Brazil;

• Long Steel Brazil;

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

Nature	Description
Tax losses	In recent periods, the Company started to incur in tax losses at the parent company level, mostly because of high financial expenses, as substantially all our loans and financings are on this level.
Exchange difference expenses

Since 2012 the Company opted by the taxation on a cash basis. As the Parent Company have operated without taxable profit (at the parent company level), it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

Losses on Usiminas shares

The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment, expected to occur in the period projected to compensate the deferred taxes.

Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

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The study it is prepared based on the Company business plan of long-term in period reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•         Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•         Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

Taxable profit is obtained considering adjustments to pre-tax profits for the following main items:

•         Foreign Exchange differences: are expected to be offset against future profits based on the original in liquidation debts owed to third parties and rescheduling of intercompany debts (to match the periods of greater profitability);

•         Losses on Usiminas: the model assumed using the tax assets at the time of sale of the preferred shares (and realization of losses), exclusively;

•         Other provisions: in view of the unpredictability of the occurrence of losses for which we have recorded provisions, we assumed an even 10% utilization per year; and

•         Tax loss: utilization is limited under Brazilian law to 30% of the taxable income in a given year. Under Brazilian law income tax losses do not expire and may be used to offset future taxable income.

In addition, a sensitivity analysis of tax credits utilization considering a change in macroeconomic assumptions, operational performance and liquidity events took place.

On the other hand, as a negative factor, CSN has experienced income tax losses in most of the last five years resulting from the deterioration of the Brazilian political and macroeconomic environment, as well as due to the growth of financial leverage, which has unbalanced the relationship between operating and financial results at the parent company level.

In summary, the main positive and negative evidences we considered in making our projections were:

       i.    Positive aspects: Operating profit, non-expiration on tax losses benefit and extinguishment of the financial expenses arising from the elimination pre-existing relationship between Namisa and the Parent Company and dividends to be received from CSN Mineração.

      ii.    Negative aspects: history of tax losses, substantial generation of cash used for payment of debts and increase in iron ore costs since, from the business combination, the Parent Company started purchasing iron ore at market price from CSN Mineração and, pursuant to the Brazilian legislation, the utilization of the tax loss is limited to 30% of the taxable profit in the year.

The existence of tax losses generated in the last years is a material negative evidence for being objectively verifiable, and, consequently, more weight is given to this evidence than to others which may have subjectivity features, according to the interpretation of technical pronouncement IAS 12 / CPC 32.

The projections of future taxable profits for 2015 that supported the recording of deferred tax credits attributed an important weight to the sale of certain non-core assets whose technical reflection during 2016 indicated that the corresponding sales would not be subject to inclusion in these projections since they would be out of Management’s control. This new understanding reduced the future taxable base for the period estimated in these projections.

Therefore, one considers that there are not sufficiently strong evidences that support the recording of the tax credits, limiting their recognition to 30% of the deferred tax liabilities.

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16.d) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Income tax and social contribution
Actuarial gains on defined benefit pension plan	30,234	64,489	33,400	65,246
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(33,400)	(65,128)	(33,400)	(65,128)
Changes in the fair value on available fo sale financial assets	(33,796)	38	(33,796)	19,269
Actuarial gains and assets available for sale by incorporation				(19,349)
Estimated losses for deferred income and social contribution tax credits - available for sale assets	33,796	(38)	33,796	(38)
Exchange differences on foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	109,813	158,880	109,813	158,880
Estimated losses for deferred income and social contribution tax credits - Cash flow hedge	(109,813)	(158,880)	(109,813)	(158,880)
	(428,676)	(426,149)	(425,510)	(425,510)

17 Taxes in installments

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 15, is as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Federal REFIS Law 11.941/09	11,956	11,891	19,779	19,247	9,173	9,173
Federal REFIS Law 12.865/13	5,572	4,830	57,905	56,661
Other taxes in installments	6,916	7,516	5,628	11,982	224	34	1,524	1,476
	24,444	24,237	83,312	87,890	9,397	9,207	1,524	1,476

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18 PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Tax	119,523	143,852	62,035	82,472	70,979	82,619	48,831	67,843
Social security	62,574	70,174	48,614	46,193	61,594	69,293	48,614	46,193
Labor	485,422	478,611	186,823	165,027	381,255	388,763	156,978	133,686
Civil	137,857	128,451	23,179	24,634	110,420	103,087	16,395	13,696
Environmental	7,716	17,646	2,220	1,697	2,370	12,536	2,220	1,628
Deposit of guarantee			8,387	8,519
	813,092	838,734	331,258	328,542	626,618	656,298	273,038	263,046

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2016 were as follows:

					Consolidated
				Current + Non-current
Nature	12/31/2015	Additions	Accrued charges	Net utilization of reversal	12/31/2016
Tax	143,852	5,293	10,533	(40,155)	119,523
Social security	70,174		1,392	(8,992)	62,574
Labor	478,611	107,571	81,766	(182,526)	485,422
Civil	128,451	5,977	17,300	(13,871)	137,857
Environmental	17,646	2,647	683	(13,260)	7,716
	838,734	121,488	111,674	(258,804)	813,092

					Parent Company
				Current + Non-current
Nature	12/31/2015	Additions	Accrued charges	Net utilization of reversal	12/31/2016
Tax	82,619	5,290	5,622	(22,552)	70,979
Social security	69,293		1,293	(8,992)	61,594
Labor	388,763	71,808	72,212	(151,528)	381,255
Civil	103,087	4,920	12,447	(10,034)	110,420
Environmental	12,536	163	404	(10,733)	2,370
	656,298	82,181	91,978	(203,839)	626,618

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment and only proceedings for which the risk is classified as probable loss are accrued. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses which CSN or its subsidiaries are parties are as follows: (i) Municipal tax assessments (ISS) incident in lease contracts; (ii) ICMS Assessment Notice for the alleged nonpayment of this tax on product imports; (iii) Tax Forfeiture to collect ICMS reported but not paid; (iv) collection of income tax and social contribution for the offset of nonexistent tax credits.

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Labor lawsuits

As of December 31, 2016, the Group is a defendant in 7,953 labor lawsuits, for which a provision has been recorded in the amount of R$485,422 (R$478,611 as of December 31, 2015). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

During the year ended December 31, 2016 there were addition or write-off movements in labor lawsuits, due to court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally, these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$137,857 as of December 31, 2016 (R$128,451 as of December 31, 2015)

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general, these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. For lawsuits involving environmental matters, a provision has been recognized in the amount of R$7,716 as of December 31, 2016 (R$17,646 as of December 31, 2015)

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit was initially classified as probable loss risk, however, due to the fact that injunctions were dismissed at the lower and higher courts, in particular, the removal of 750 (seven hundred and fifty) families, as well as because there is still no judicial expert investigation that measures the risks and, consequently, the scope of remediation, the classification of the degree of risk became possible, considering the current phase of the lawsuit.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

On the same matter (Bairro Volta Grande IV), in August 2013 the Company received a subpoena about the lawsuits filed by the Federal Public Prosecution Office (Federal Courts), which has the same claim of the lawsuit filed by the State Public Prosecution Office, described above.

Currently, the conflict of jurisdiction between the two actions, between the State and Federal Courts, is discussed to prosecute and adjudicate the causes.

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• Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss on December 31, 2016 and 2015.

		Consolidated
	12/31/2016	12/31/2015
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA (note 34).	8,415,142	7,743,501

Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa (note 34)	2,457,855	2,250,833

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services (1)	2,327,499	1,105,793

Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011) (2)	1,644,898	832,183

Tax foreclosures - ICMS - Electricity credits	838,192	785,043

Installments MP 470 - alleged insufficiency of tax losses	652,553	587,205

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,505,079	1,015,355

Disallowance of the ICMS credits - Transfer of iron ore	570,997	516,581

Disallowance of the ICMS credits - ICMS - acquisition of subsidiary (3)		277,389

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	279,511	252,112

Disallowance of the tax losses arising on adjustments to the SAPLI	455,214	409,323

Assessment Notice - ICMS - shipping and return merchandise for Industrialization	749,492	541,338

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	185,249	170,835

CFEM - Divergence on the understanding between CSN and DNPM on the calculation basis	348,512	349,908

Other tax (federal, state, and municipal) lawsuits	2,727,258	2,187,718

Social security lawsuits	263,951	289,923

Law suit applied by Brazilian antitrust authorities (CADE)	96,316	70,423

Other civil lawsuits	814,440	763,576

Labor and social security lawsuits	1,138,155	1,032,678

Environmental lawsuits	375,272	359,046

	25,845,585	21,540,763

1. The increase is due to an assessment notice received in December 2016.

2. The increase is due to an assessment notice received in June 2016, related to the profits from foreign subsidiaries in 2011.

3.Tax assessments were canceled due to a favorable decision to the Company in the 2nd administrative judicial level, the referred judgment occurred on February 15, 2016.

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The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

•         Environmental lawsuits

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps.

19     PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Environmental liabilities	273,475	262,290	265,772	259,115
Asset retirement obligations	73,589	66,641
	347,064	328,931	265,772	259,115

19.a) Environmental liabilities

As of December 31, 2016, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The discount rate used to calculate the provision to present value through December 31, 2016 was 9.2% in real terms. The liability recognized is periodically updated based on the general market price index (IGP-M) for the period.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due to its characteristics, they do not meet the recognition criteria present in CPC 25.

19.b) Asset retirement

Asset retirement obligations refer to estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset retirement cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

In 2015, the Company completed a new certification of iron mineral reserves in the Casa de Pedra and Engenho mines. This certification, prepared by a specialized company, has certified reserves of 3,021 million tons of iron ore, which represents an increase of 85% compared to the amounts certified in the last audit on April 2007.

20     RELATED-PARTY BALANCES AND TRANSACTIONS

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20.a) Transactions with holding companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49.21% of the voting shares.

Also integrating the Company’s control block are Rio Iaco Participações S.A., CFL Participações S.A. and Vicunha Têxtil, which hold interest in CSN’s voting capital of 4.19%, 0.29% and 0.36%, respectively.

Vicunha steel’s corporate structure is as follows:

Vicunha Steel S.A. – holds 67.35% of Vicunha Aços S.A.

CFL Participações S.A. – holds 13.06% of National Steel S.A. and holds 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.59% of Vicunha Aços S.A. and holds 60% of Vicunha Steel S.A.

20.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

						Consolidated
	Current		Non-current		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated
Assets
Trade receivables (note 7)	129,837	61,366			129,837	61,366
Dividends receivable (note 7)	37,679	27,817			37,679	27,817
Actuarial asset (note 9)			119,854	114,433	119,854	114,433
Financial investments/ investments	315,319				315,319
Loans (note 9)			479,960	373,214	479,960	373,214
Other receivables (note 9)	5,768	9,420	32,020	29,020	37,788	38,440
	488,603	98,603	631,834	516,667	1,120,437	615,270
Liabilities
Other payables (Note 15)
Accounts payable	10,927	6,798			10,927	6,798
Trade payables	50,623	67,443			50,623	67,443
Actuarial liabilities			28,004	25,294	28,004	25,294
	61,550	74,241	28,004	25,294	89,554	99,535

	12/31/2016	12/31/2015
P&L
Revenues
Sales	878,992	725,285
Interest (note 26)	60,964	65,084
Expenses
Purchases	(1,099,851)	(1,103,428)
Interest (note 26)	(3,185)	(1,333)
Foreing exchange and monetary variations, net	(18,398)
	(181,478)	(314,392)

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•      By company

	Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (expenses), net	Foreing exchange and monetary variations net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,742		2,742		(32,363)			(32,363)
MRS Logística S.A.	36,959		36,959	31,800		31,800		(903,030)			(903,030)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	2,914		2,914	14,402		14,402	18	(138,374)			(138,356)
Transnordestina Logística S.A (1)	247	459,762	460,009	714		714	5,039	(8,505)	55,758		52,292
	40,120	459,762	499,882	49,658		49,658	5,057	(1,082,272)	55,758		(1,021,457)
Other Related Parties
CBS Previdência		119,854	119,854		28,004	28,004
Fundação CSN	1,829		1,829	428		428		(4,045)			(4,045)
Banco Fibra (2)	315,319		315,319	10,560		10,560			(844)	(18,398)	(19,242)
Usiminas				537		537	17,027	(6,026)			11,001
Panatlântica (3)	125,742	3,000	128,742				779,503				779,503
Ibis Participações e Serviços							47	(7,370)			(7,323)
Partifib Projetos Imobiliários	263		263				3,082				3,082
Vicunha Imóveis Ltda.				79		79
Vicunha Serviços Ltda.				13		13
	443,153	122,854	566,007	11,617	28,004	39,621	799,659	(17,441)	(844)	(18,398)	762,976
Associates
Arvedi Metalfer do Brasil S.A.	5,330	49,218	54,548	275		275	31,026		2,995		34,021

Discontinued operation
Cia Metalic Nordeste							43,250	(138)	(130)		42,982
Total at 12/31/2016	488,603	631,834	1,120,437	61,550	28,004	89,554	878,992	(1,099,851)	57,779	(18,398)	(181,478)
Total at 12/31/2015 (Restated)	98,603	516,667	615,270	74,241	25,294	99,535	725,285	(1,103,428)	63,751		(314,392)

1.      Transnordestina Logística S.A: Assets: Refers mainly to contracts in R$: interest equivalent to 102.0% and 115.0% of CDI. On December 31, 2016, the borrowings carrying amounts totaled to R$459,762 (R$222,727 as of December 31, 2015).

2.      Banco Fibra S.A: Assets: Refers to financial investments in CDB and Time deposit at market rate.

3.      Panatlantica:Receivables from the sale of steel products.

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•         By transaction

					Parent Company
	Current		Non-current		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated

Assets
Trade receivables (1) (note 7)	1,034,098	1,140,172			1,034,098	1,140,172
Dividends receivable (note 7)	873,473	737,668			873,473	737,668
Actuarial asset (note 9)			109,106	112,660	109,106	112,660
Loans (note 9)	25,602		375,716	239,930	401,318	239,930
Short-term investments / Investments (2)	811,990	1,412,428	81,382	28,078	893,372	1,440,506
Exclusive funds (note 9)		110,075				110,075
Other receivables (3) (note 9)	132,384	32,479	311,414	303,441	443,798	335,920
	2,877,547	3,432,822	877,618	684,109	3,755,165	4,116,931
Liabilities
Borrowings and financing
Prepayment (note 13)	72,128	85,987	4,876,840	5,843,050	4,948,968	5,929,037
Fixed Rate Notes (note 13)	27,044	32,402	3,385,587	4,056,347	3,412,631	4,088,749
Intercompany Loans (note 13)	149,654	1,261,861	2,719,420	2,137,040	2,869,074	3,398,901
	248,826	1,380,250	10,981,847	12,036,437	11,230,673	13,416,687
Other payables (Note 15)
Trade payables (4)	182,810	110,106	67,940	118,653	250,750	228,759
Exclusive funds (2) (note 15)	121	25,387			121	25,387
Trade payables	141,048	153,559			141,048	153,559
Actuarial liabilities			28,004	25,293	28,004	25,293
	323,979	289,052	95,944	143,946	419,923	432,998

	12/31/2016	12/31/2015
P&L
Revenues
Sales Others	3,050,152	5,852,639
Interest (note 26)	40,646	26,073
Exclusive Funds (note 26)		812,079
Foreing exchange and monetary variations, net	2,325,086
Expenses
Purchases	(1,474,921)	(1,636,308)
Interest (note 26)	(528,547)	(983,541)
Foreing exchange and monetary variations, net		(3,780,650)
Exclusive Funds (note 26)	(655,849)
	2,756,567	290,292

1.              Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

2.              Assets: Financial investments classified as current totaled to R$ 811,990 as of December 31, 2016 (R$1,412,428 at December 31, 2015) and the interests in Usiminas, classified as investments available for sale, located in non-current assets, amounted to R$81,382 (R$28,078 as of December 31, 2015).

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3.              Current: Refers mainly to transfer of administrative expenses in the amount of R $ 120,621.

Non-current: Refers mainly to advances for future capital increases, dividends to be received and receivables from acquisition of debentures.

4.              Current: Refers mainly to commission and logistics expenses related to sale of steel to be resaled by CSN LLC.

Non-current: Refers mainly to assignment of tax loss credits of income tax and social contribution related to FTL (Ferrovia Transnordestina Logistica)

•       By company

	Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	261,166	121,336	382,502	12,682	196	12,878	990,730	(103,470)			887,260
Estanho de Rondônia S.A.	4,200	1,766	5,966	1,875		1,875		(13,383)	182		(13,201)
Sepetiba Tecon S.A.	33,036	89,677	122,713	26,226		26,226		(77,903)	1,044		(76,859)
Minérios Nacional S.A.		11,096	11,096						17		17
CSN Mineração S.A (2)	955,575		955,575	52,074		52,074	144,689	(632,756)			(488,067)
CSN Energia S.A.	4,332		4,332	20,638		20,638		(244,859)	(653)		(245,512)
Ferrovia Transnordestina Logística S.A.		5,481	5,481		67,745	67,745	30			(10,350)	(10,320)
Companhia Siderúrgica Nacional, LLC (3)	479,625		479,625	169,026		169,026	798,753			119,433	918,186
CSN Europe Lda.				12,925	100,118	113,043			(581)	19,836	19,255
CSN Resources S.A. (4)				225,838	8,270,074	8,495,912			(453,750)	1,638,485	1,184,735
Lusosider Aços Planos, S.A.	157,923		157,923	158		158	290,050			40,615	330,665
CSN Islands XI Corp. (5)					1,042,912	1,042,912				206,624	206,624
CSN Islands XII Corp. (6)				10,063	1,479,631	1,489,694			(67,706)	293,148	225,442
CSN Ibéria Lda.					89,111	89,111			(2,673)	17,295	14,622
Companhia de Embalagens Metálicas MMSA	5,404	44,859	50,263
Companhia Florestal do Brasil		5,179	5,179
Stahlwerk Thüringen GmbH				(267)		(267)		(15,502)			(15,502)
CGPAR Construção Pesada S.A.	5,219		5,219
	1,906,480	279,394	2,185,874	531,238	11,049,787	11,581,025	2,224,252	(1,087,873)	(524,120)	2,325,086	2,937,345
Joint-venture and Joint - operation
ITA Energética S.A	11,790		11,790
MRS Logística S.A.	18,484		18,484	21,564		21,564		(263,087)			(263,087)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	722		722	8,553		8,553	18	(110,294)			(110,276)
Transnordestina Logística S.A.	247	355,518	355,765						36,330		36,330
	31,243	355,518	386,761	30,117		30,117	18	(373,381)	36,330		(337,033)
Other related parties
CBS Previdência		109,106	109,106		28,004	28,004
Fundação CSN	1,829		1,829	224		224		(958)			(958)
Banco Fibra	150,034		150,034	10,560		10,560			(2,976)		(2,976)
Usiminas				453		453		(5,201)			(5,201)
Panatlântica	125,742	3,000	128,742				779,503				779,503
Ibis Participações e Serviços								(7,370)			(7,370)
Ibis Agrária Ltda							47	-			47
Partifib Projetos Imobiliários	263		263				3,082				3,082
Vicunha Imóveis Ltda.				79		79					-
Vicunha Serviços Ltda.				13		13					-
	277,868	112,106	389,974	11,329	28,004	39,333	782,632	(13,529)	(2,976)		766,127
Associates
Arvedi Metalfer do Brasil S.A.		49,218	49,218						2,995		2,995

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel	661,956	81,382	743,338	121		121			(655,849)		(655,849)

Discontinued Operation
Cia Metalic Nordeste							43,250	(138)	(130)		42,982
Total at 12/31/2016	2,877,547	877,618	3,755,165	572,805	11,077,791	11,650,596	3,050,152	(1,474,921)	(1,143,750)	2,325,086	2,756,567
Total at 12/31/2015 (Restated)	3,432,822	684,109	4,116,931	1,669,302	12,180,383	13,849,685	5,852,639	(1,636,308)	(145,389)	(3,780,650)	290,292

1.    Companhia Metalurgica Prada refers mainly to accounts receivable and debentures from CBL amounting to R$261,166 and 121,336, respectively, as of December 31, 2016.

2.      CSN Mineração: Assets: Refers mainly to dividends declared by Namisa amounting to R$694,080 and posteriorly assumed by CSN Mineração due to the merger on December 31, 2015, mandatory minimum dividends for 2016 in the amount of R$128,238 and pass-through of administrative expenses of R$120,621. Liabilities: Account payables related to purchases of iron ore and port services.

3.      Companhia Siderurgica Nacional, LLC: On December 31, 2016 the carrying amounts of trade accounts receivable totaled R$ 479,625 (R$682,875 December 31, 2015), they are related to sale of steel to resellers.

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4.      CSN Resources SA: Contracts in US dollars of Prepayment Fixed Rate Notes and Intercompany Bonds. On December 31, 2016, the loans amounted to R$8,495,912 (R$10,146,701 on December 31, 2015).

5.      CSN Islands XI Corp.: Intercompany Contracts in US dollars. On December 31 2016, the loans amounted to R$1,042,912 (R$1,249,536 as of December 31, 2015).

6.      CSN Islands XII Corp.: Refers mainly to pre-payment contracts and Intercompany contracts in US dollars. On December 31, 2016, the loans amounted to R$1,489,631 (R$1,784,417 on December 31, 2015).

20.c) Other unconsolidated related parties

•       CBS Previdência

The Company is its main sponsor of CBS Previdência, a non-profit civil society established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 28.

•       Fundação CSN

Nowadays, the Company develops socially responsible policies concentrated in Fundação CSN, of which it is the founder. The transactions between the parties are related to the operational and financial support for Fundação CSN to conduct the social projects, developed mainly in the localities where the Company operates.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are mainly to movements in checking accounts and financial investments in fixed-income securities.

On December 29, 2016, the Company entered into a Private Instrument of Purchase and Sale of Credit without Co-obligation with Banco Fibra SA in the amount of R$ 171,394, whereby CSN sold credits arising from commercial transactions with its customers, whose average term was 37 days.

•         Companies under the control of a member of the Company’s management

•       Ibis Participações e Serviços Ltda.

•       Ibis Agrária Ltda

•       Partifib Projetos Imobiliários Ltda.

•       Vicunha Imóveis Ltda.

•       Vicunha Serviços Ltda.

20.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2016.

	12/31/2016	12/31/2015
	P&L
Short-term benefits for employees and officers	71,852	47,578
Post-employment benefits	306	311
	72,158	47,889

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The remuneration of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter 2016.

21     SHAREHOLDERS' EQUITY

21.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2016 and December 31, 2015 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

21.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2016 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

21.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

21.d) Ownership structure

As of December 31, 2016, the Company’s ownership structure was as follows:

			12/31/2016			12/31/2015
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	682,855,454	49.21%	50.32%	697,719,990	50.29%	51.41%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	323,546,664	23.32%	23.84%	336,435,464	24.25%	24.79%
BM&FBovespa	254,694,969	18.36%	18.77%	235,846,169	17.00%	17.38%
Total shares outstanding	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

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(*) Controlling group companies.

21.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	08/19/2014			Not applicable	Not applicable		10,446,061	(1)
6º	08/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

(1)     In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of December 31, 2016, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 12/31/2016 (*)

		Minimum	Maximum	Average
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 325,184

(*) Using the last share average quotation on BM&F Bovespa as of December 31, 2016 of R$ 10.70 per share.

21.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

21.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Parent Company
	12/31/2016	12/31/2015 Restated
	Common Shares
(Loss)/Profit for the year
Continued operations	(925,186)	(1,216,033)
Discontinued operations	(9,561)	1,911
	(934,747)	(1,214,122)
Weighted average number of shares	1,357,133,047	1,357,150,010
Basic and diluted EPS
Continued operations	(0.68172)	(0,89602)
Discontinued operations	(0.00704)	0.00141
	(0.68876)	(0.89461)

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The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

22     PAYMENT TO SHAREHOLDERS

The Company's Bylaws provide the distribution of 25% minimum dividends of adjusted net income under the law, to the shareholders. The dividends are calculated in accordance with the Company’s Bylaws and in accordance with the Brazilian Corporate Law.

On March 11,2015, the Board of Directors approved the proposal distribution of dividends the profit reserve account (statutory reserve of working capital), in the amount of R$275,000, corresponding to R$ 0.202633043 per share. Dividends were paid as of March 19, 2015, without monetary update.

The following table shows the history of deliberate and paid dividends:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
	2016(*)				2016	53
Total approved		275,000	275,000	Total paid		549,888	549,835

(*) There is no dividend deliberation on the year of 2016.

23     NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015

Gross revenue
Domestic market	10,206,195	10,212,748	9,628,237	9,579,626
Foreign market	9,571,630	7,725,818	1,733,999	4,581,429
	19,777,825	17,938,566	11,362,236	14,161,055
Deductions
Canceled sales and discounts	(190,415)	(297,957)	(147,456)	(291,503)
Taxes on sales	(2,438,461)	(2,378,912)	(2,214,865)	(2,151,183)
	(2,628,876)	(2,676,869)	(2,362,321)	(2,442,686)
Net revenue	17,148,949	15,261,697	8,999,915	11,718,369

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24   EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015
Raw materials and inputs	(4,518,718)	(4,858,070)	(3,556,098)	(3,354,125)
Labor cost	(2,482,111)	(1,887,735)	(1,361,205)	(1,569,791)
Supplies	(1,384,437)	(1,095,576)	(987,635)	(1,061,557)
Maintenance cost (services and materials)	(1,203,294)	(1,069,404)	(683,891)	(1,020,110)
Outsourcing services	(3,492,520)	(3,284,238)	(1,014,438)	(2,018,995)
Depreciation, amortization and depletion (note 11 a)	(1,278,816)	(1,130,869)	(596,443)	(863,741)
Others	(495,274)	(314,730)	(30,932)	(306,978)
	(14,855,170)	(13,640,622)	(8,230,642)	(10,195,297)

Classified as:
Cost of sales	(12,640,042)	(11,740,101)	(7,353,490)	(9,137,528)
Selling expenses	(1,696,896)	(1,430,189)	(612,917)	(683,516)
General and administrative expenses	(518,232)	(470,332)	(264,235)	(374,253)
	(14,855,170)	(13,640,622)	(8,230,642)	(10,195,297)

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25.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated

Other operating income
Indemnities/gains on lawsuits	26,871	5,189	3,822	4,673
Rentals and leases	1,483	1,150	1,326	1,150
Reversal of provisions		5,020		154,812
Dividends received	567	5,794	384	5,700
Untimely PIS/COFINS/ICMS credits	203,504	234,287	194,082	234,266
Contractual fines	2,501	2,200	1,145	2,669
Gain on business combination (note 3)(*)	66,496	3,297,499	66,496	1,274,104
Actuarial pension plan	48,790	8,702	41,868	8,596
Gain on sales of assets held for sale (note 4)	252,023		252,023
Other revenues	61,274	50,506	26,244	4,964
	663,509	3,610,347	587,390	1,690,934

Other operating expenses
Taxes and fees	(88,249)	(13,999)	(5,719)	(9,587)
Write-off/(Provision) of judicial deposits	(64,886)	(24,145)	(47,257)	(23,164)
Expenses with enviromental liabilities, net	(5,023)	(41,697)	(195)	(44,280)
Expenses from tax, social securities, labor , civil and enviromental law s uits	(151,534)	(273,890)	(111,764)	(252,589)
Contractual fines	(16,624)	(309)	(15,699)	(26)
Depreciation of paralyzed equipament and amortization of intangible assets (note 11 a)	(43,681)	(41,068)
Write-off of PPE and intangible assets (notes 11 and 12)	(88,339)	(6,466)	(39,397)	(3,990)
(Losses)/Reversals estimated in inventories	(17,236)	1,154	804	15,835
Losses on spare parts	(12,080)	(55,790)	(5,688)	(49,970)
Studies and project engineering expenses	(31,156)	(38,138)	(29,601)	(37,196)
Research and development expenses	(2,269)	(3,363)	(2,269)	(3,363)
Advisory Expenses	(20,865)	(15,888)	(20,851)	(15,720)
Healthcare plan expenses (note 28 f)	(80,489)	(56,838)	(80,421)	(56,838)
Impairment of available-for-sale financial assets		(555,298)		(555,298)
REFIS effect - Law 11,941/09 and Law 12,865/13		(4,801)		(4,801)
Reversals (Provision) industrial restructuring	96,390	(122,854)	56,402	(74,382)
Cash flow hedge realized (note 14b)	(77,444)	(11,439)	(77,444)	(11,439)
Impairment of the Fair value Transnordestina (Note 10b)	(387,989)		(387,989)
Other expenses	(85,256)	(76,362)	(4,850)	(54,198)
	(1,076,730)	(1,341,191)	(771,938)	(1,181,006)
Other operating income and (expenses),net	(413,221)	2,269,156	(184,548)	509,928

(*) In 2016 refers to gain in valuation at the fair value of the participation before the acquisition in the amount of R$41,118 and gain from bargain purchase in the amount of R$25,378.

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26     FINANCE INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated

Finance income
Related parties (note 20 b)	60,964	65,084	40,646	838,152
Income from short-term investments	301,401	212,826	97,762	56,259
Gain from derivative	5,829	870
Repurchase of debt securities	146,214	166,642
Other income (*)	129,182	42,298	60,143	19,939
	643,590	487,720	198,551	914,350
Finance expenses
Borrowings and financing - foreign currency	(930,508)	(938,047)	(224,460)	(204,942)
Borrowings and financing - local currency	(2,229,849)	(2,116,149)	(1,915,375)	(1,824,903)
Related parties (Note 20b)	(3,185)	(1,333)	(1,184,396)	(983,541)
Capitalized interest (Note 11 and 32)	215,794	166,366	127,675	160,777
Losses on derivatives	(362)	(4,956)
Interest, fines and late payment charges	(38,002)	(20,511)	(7,996)	894
Comission and bank fees	(155,249)	(81,594)	(127,549)	(69,397)
PIS/COFINS over financial income	(39,154)	(23,699)	(32,665)	(15,944)
Other finance expenses (**)	(102,450)	(105,050)	(71,758)	(87,267)
	(3,282,965)	(3,124,973)	(3,436,524)	(3,024,323)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	7,865	44,422	7,804	679
Exchange rates, net	921,310	(1,618,659)	1,993,784	(4,066,935)
Exchange gain (losses) on derivatives	(812,227)	846,328		146,445
	116,948	(727,909)	2,001,588	(3,919,811)

Finance income (expenses),net	(2,522,427)	(3,365,162)	(1,236,385)	(6,029,784)

Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap		(18)
Dollar - to - real NDF		785,702
Future Dollar BM&F	(805,760)	25,381		146,445
Dollar - to - euro NDF		39,668
Dollar - to - euro swap	(6,467)	(4,405)
	(812,227)	846,328		146,445
Fixed rate - to - CDI swap	(299)	(4,956)
CDI - to - fixed rate swap	(63)	870
Future DI	5,829
	5,467	(4,086)
	(806,760)	842,242		146,445

(*) Refers substantially to discounts obtained, updating of tax credits and gain on repurchase of debt securities.

(**) Refers substantially to discounts granted, IOF (tax on financial transactions) and provision for IRRF (Corporate Income Tax) / CSLL (Social Contribution on Profit).

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27     SEGMENT INFORMATION

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

•                      Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

In January 2014 the production of long steel products started with a capacity of 500,000 metric tons per year, which will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining.

 The high quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, as well as CSN Mineração S.A., which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining of the Group activities from December 2015. In this context, the new company, called CSN Mineração S.A., holds the TECAR arraignment, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015.

Moreover, CSN controls a Estanho de Rondônia S.A. company mining units and tin casting.

•                     Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

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b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau–Recife, and Propriá–Jorge Lins (Network I) sections, whose concession goes until 2027, held by FTL; and ii) Network II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections, whose concession goes until 2057 or until the return of the investment adjusted by 6.75% of the sections, held by TLSA.

The Network links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 440 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. In 2011, the clinker used in cement production was acquired from third parties; however, at the end that year, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of cement production plant, in Volta Redonda/ RJ.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos, where the Company already operates a clinker kiln using its limestone of a company-owned mine and two cement mills.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

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•       Profit per segment

Beginning 2013, the Company no longer proportionately consolidates joint ventures MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

From the 2015, after the combination of mining assets (Casa de Pedra, Namisa and Tecar), the consolidated results shall consider all of this new company.

								12/31/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) - (unaudited) (*)	4,857,174	36,983,297				2,814,476	(4,062,774)
Net revenues
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Total Net Revenue (note 23)	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949
Cost of sales and services	(9,393,237)	(3,099,236)	(141,542)	(914,361)	(195,994)	(467,373)	1,571,701	(12,640,042)
Gross profit	2,122,671	1,482,667	66,180	405,546	73,101	23,235	335,507	4,508,907
General and administrative expenses	(914,927)	(185,149)	(25,180)	(83,020)	(25,196)	(74,528)	(907,128)	(2,215,128)
Depreciation (note 11 a)	679,074	461,287	13,430	227,792	17,140	73,030	(192,937)	1,278,816
Proportionate EBITDA of joint ventures							502,345	502,345
Adjusted EBITDA	1,886,818	1,758,805	54,430	550,318	65,045	21,737	(262,213)	4,074,940

Sales by geographic area
Asia	30,815	3,519,713					843,340	4,393,868
North America	1,891,865							1,891,865
Latin America	259,640							259,640
Europe	2,324,580	434,378						2,758,958
Others	28,921	85,784						114,705
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Total	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949

								12/31/2015 Restated
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) - (unaudited) (*)	4,990,299	23,861,003				2,181,731
Net revenues
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,295,907)	7,682,533
Foreign market	4,445,813	3,012,027					121,324	7,579,164
Total Net Revenue (note 23)	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,174,583)	15,261,697
Cost of sales and services	(9,126,889)	(2,323,687)	(141,809)	(788,046)	(195,644)	(330,263)	1,166,237	(11,740,101)
Gross profit	2,076,110	863,563	70,920	368,887	48,905	101,557	(8,346)	3,521,596
General and administrative expenses	(955,247)	(69,602)	(20,473)	(89,678)	(23,186)	(72,894)	(669,441)	(1,900,521)
Depreciation (note 11 a)	670,496	377,344	12,777	189,361	17,073	46,505	(182,687)	1,130,869
Proportionate EBITDA of joint ventures							499,475	499,475
Adjusted EBITDA	1,791,359	1,171,305	63,224	468,570	42,792	75,168	(360,999)	3,251,419

Sales by geographic area
Asia	16,980	2,836,505					122,267	2,975,752
North America	1,901,989							1,901,989
Latin America	376,458	42,730					(943)	418,245
Europe	2,104,944	132,792						2,237,736
Others	45,442							45,442
Foreign market	4,445,813	3,012,027					121,324	7,579,164
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,295,907)	7,682,533
Total	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,174,583)	15,261,697

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures (In 2015, Namisa 60%)

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•         Adjusted EBITDA

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	12/31/2016	12/31/2015 Restated
(Loss)/Profit for the year	(853,058)	(1,215,964)
Result from Discontinued Operations	9,561	(1,911)
Depreciation/amortization/depletion (note 11 a)	1,278,816	1,130,869
Income tax and social contribution (note 16)	266,546	2,903,216
Finance income (expenses) (note 26)	2,522,427	3,365,162
EBITDA	3,224,292	6,181,372
Other operating income (expenses) (note 25)	413,122	(2,269,156)
Equity in results of affiliated companies	(64,918)	(1,160,272)
Proportionate EBITDA of joint ventures	502,345	499,475
Adjusted EBITDA (*)	4,074,940	3,251,419

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

28     EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN, and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date can only join the new Mixed Plan. In addition, all active employees who were participants of the former defined benefit plans had the opportunity to switch to the new Mixed Plan.

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As of December 31, 2016 CBS had 34,051 participants (33,065 as of December 31, 2015), of whom 19,442 were active contributors (18,430 as of December 31, 2015), 13,783 were retired employees (13,965 as of December 31, 2015), and 826 were related beneficiaries (670 as of December 31, 2015). Out of the total participants as of December 31, 2016, 11,751 belonged to the defined benefit plan, 13,735 to the mixed plan, 1,285 to the CBSPrev Namisa plan, and 7,280 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2016 and 2015 CBS held 20,143,031 common shares of CSN. The total plan assets of the entity amounted to R$5.0 billion as of December 31, 2015 (R$4.5 billion as of December 31, 2015). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans, called “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2016 and 2015, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

28.a) Description of the pension plans

Plan covering 35% of the average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan if the participant has chosen to receive his benefit in the form of monthly income for life. This plan was discontinued on September 16, 2013 when the CBS Prev plan became effective.

CBS Prev Plan

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The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

CBSPREV Namisa Plan

It is a Defined Contribution plan with benefits of risks during the activity (projection of the balances in case of disability or death and sickness / accident allowanced). It has been in operation since January 6, 2012, when it was created exclusively for the employees of Nacional Minérios S.A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them CSN Mineração S.A.

Under this plan, all the benefits offered are calculated based on the accumulated amount from the monthly contributions of participants and sponsors, and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan is open for new entrants, but a request for analysis to close the plan is underway at Previc.

28.b) Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a five-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

28.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC33(R1)/IAS19 -  Employee Benefits.

				Consolidated
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	Actuarial asset		Actuarial liabilities
Pension plan benefits	(119,854)	(114,433)	28,004	25,294
Post-employment healthcare benefits			691,262	489,074
	(119,854)	(114,433)	719,266	514,368

			Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	Actuarial asset		Actuarial liabilities
Pension plan benefits	(109,106)	(112,660)	28,004	25,294
Post-employment healthcare benefits			691,262	489,074
	(109,106)	(112,660)	719,266	514,368

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2016	12/31/2015
Present value of defined benefit obligation	2,872,442	2,430,381
Fair value of plan assets	(3,193,493)	(2,684,736)
Deficit/(Surplus)	(321,051)	(254,355)
Restriction to actuarial assets due to recovery limitation	229,201	165,216
Liabilities/(Assets), net	(91,850)	(89,139)
Liabilities	28,004	25,294
Assets	(119,854)	(114,433)
Liabilities(assets) recognized in the balance sheet, net	(91,850)	(89,139)

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The movement in the present value of the defined benefit obligation during 2016 is as follows:

	12/31/2016	12/31/2015
Present value of obligations at the beginning of the year	2,430,381	2,508,441
Cost of service	1,244	1,807
Interest cost	311,361	293,533
Benefits paid	(264,287)	(235,541)
Actuarial loss/ (gain)	393,743	(137,859)
Present value of obligations at the end of the year	2,872,442	2,430,381

The movement in the fair value of the plan assets during 2016 is as follows:

	12/31/2016	12/31/2015
Fair value of plan assets at the beginning of the year	(2,684,736)	(2,745,834)
interest income	(345,521)	(322,460)
Benefits paid	264,287	235,830
Expected return on plan assets (excluding interest income)	(427,523)	147,728
Fair value of plan assets at the end of the year	(3,193,493)	(2,684,736)

The amounts recognized in the income statement for the year ended December 31, 2016 and 2015 are comprised as follows:

	12/31/2016	12/31/2015
Cost of current service	1,244	1,807
Interest cost	311,361	293,533
Expected return on plan assets	(345,521)	(322,460)
Interest on the asset ceiling effect	22,189	18,422
	(10,727)	(8,698)
Total unrecognized cost/ (income) (*)	7	4
Total cost/(income) recognized in the income statement	(10,734)	(8,702)
Total cost (income), net (*)	(10,727)	(8,698)

(*) Effect of the limit of paragraph 58 (b) of CPC33 (R1)/IAS19 - Employee Benefits.

The cost/(income) is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2016 is as follows:

	12/31/2016	12/31/2015
Actuarial losses and (gains)	393,743	(137,859)
Return on plan assets (excluding interest income)	(427,523)	147,728
Change in the asset’s limit (excluding the interest revenue)	41,796	(4,208)
	8,016	5,661
Actuarial losses and (gains) recognized in other comprehensive income	8,023	5,665
Unrecognized actuarial (gains)	(7)	(4)
Total cost of actuarial losses and (gains) (*)	8,016	5,661

(*) Actuarial loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, according paragraph 141 of CPC33(R1)/IAS19:

12/31/2016
(Gain)/Loss due to change in demographic assumptions	9,131
(Gain)/Loss due to change in financial assumptions	331,280
(Gain)/Loss due to experience adjustments	53,332
Return on plan assets (excluding interest income)	(427,523)
Change in the asset’s limit (excluding the interest revenue)	41,796
Actuarial losses and (gains)	8,016

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The main actuarial assumptions used were as follows:

	12/31/2016	12/31/2015
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium plan: 11.68%	Millênnium Plan, 35% Supplemetation: 13.43%
Plan 35% and Supplementation: 11.72%
Inflation rate	5.50%	5.70%
Nominal salary increase rate	6.56%	6.76%
Nominal benefit increase rate	5.50%	5.70%
Rate of return on investments	Millennium plan: 11.68%	Millênnium Plan, 35% Supplemetation: 13.43%
Plan 35% and Supplementation: 11.72%
General mortality table	35% and avarage Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)	35% and avarage Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)
Disability table	Light Median	Light Median
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 5% p.a., nil for DB plans	Millennium plan 5% p.a., nil for DB plans
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2016		12/31/2015
	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45	19.55	20.45	19.55
Female	23.02	22.17	23.02	22.17

Longevity at age of 65 for current participants who are 40
Male	42.69	41.59	42.69	41.59
Female	46.29	45.30	46.29	45.30

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

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Allocation of plan assets:

		12/31/2016		12/31/2015
Variable income	62,904	1.97%	25,801	0.96%
Fixed income	2,966,272	92.88%	2,492,324	92.83%
Real estate	42,383	1.33%	124,306	4.63%
Others	121,934	3.82%	42,305	1.58%
Total	3,193,493	100.00%	2,684,736	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2016 was R$35,798 (R$35,739 as of December 31, 2015).

28.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2017.

For the mixed supplementary benefit plan, contributions in the amount of R$28,495 are forecasted to be paid in 2017 for the portion of defined contribution and R$800 for the portion of defined benefit (risk benefit).

28.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2016 is as follows:

						12/31/2016
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	136	(163)	121	(399)	(953)	931
Effect on present value of obligations	(14,237)	15,342	(69,598)	73,654	(40,065)	43,662

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					398	(354)
Effect on present value of obligations			1	(1)	2,850	(2,527)

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,905	(1,779)	9,269	(8,634)	5,360	(4,919)
Effect on present value of obligations	16,277	(15,204)	79,189	(73,775)	45,567	(41,806)

Assumption: Mortality table
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(1,063)	1,054	(4,495)	4,414	(822)	810
Effect on present value of obligations	(9,038)	8,962	(38,360)	37,667	(7,589)	7,444

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The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2016
Year 1	238,706
Year 2	256,136
Year 3	266,217
Year 4	276,345
Year 5	286,458
Next 5 years	1,579,822
Total forecast payments	2,903,684

28.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2016	12/31/2015
Present value of obligations	691,262	489,074
Liabilities	691,262	489,074

The reconciliation of the healthcare liabilities is as follows:

	12/31/2016	12/31/2015
Actuarial liability at the beginning of the year	489,074	576,480
Expenses recognized in income for the year	62,342	67,620
Sponsor's contributions transferred in prior year	(70,411)	(57,525)
Recognition of loss/(gain) for the year	210,257	(97,501)
Actuarial liability at the end of the year	691,262	489,074

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For the post-employment healthcare plan, the expense as of December 31, 2016 was R$80,490 (R$56,838 as of December 31, 2015).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2016	12/31/2015
Actuarial gain (loss) on obligation	210,257	(97,501)
Gain (loss) recognized in shareholders' equity	210,257	(97,501)

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2016	12/31/2015
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating postemployment healthcare were:

	12/31/2016	12/31/2015
Biometrics and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability mortality table	Winklevoss with death probabilities reduced by 1% in all ages	Winklevoss with death probabilities reduced by 1% in all ages

Financial
Actuarial nominal discount rate	11.73%	13.43%
Inflation	5.50%	5.70%
Aging Factor	0.5% - 3.00% real a.a.	0.5% - 3.00% real a.a.
Health Care Cost Trend Rate	8.93%	8.87%
Claim Cost	698.57	515.37

28.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2016 is as follows:

		12/31/2016
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	248	(336)
Effect on present value of obligations	(26,037)	28,353

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	7,368	(6,306)
Effect on present value of obligations	62,810	(53,756)

	Assumption: Benefit adjustment
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(4,186)	4,360
Effect on present value of obligations	(35,689)	37,165

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The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2016
Year 1	65,068
Year 2	67,520
Year 3	69,890
Year 4	72,127
Year 5	74,198
Next 5 years	394,037
Total forecast payments	742,840

29     GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,547,937	2,544,600	23,007	39,559	4,866	5,991	2,575,810	2,590,150

FTL - Ferrovia Transnordestina	R$	11/15/2020	76,700	81,700				450	76,700	82,150

Sepetiba Tecon	R$	Indefinite					28,914		28,914

Cia Metalurgica Prada	R$	Indefinite			333	333	19,340	19,340	19,673	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	09/22/2022	2,000,000	2,000,000			2,520		2,002,520	2,000,000

Fundação CSN	R$	Indefinite		1,003						1,003

Others	R$			12,000						12,000

Total in R$			4,624,637	4,639,303	26,169	42,721	55,640	25,781	4,706,446	4,707,805

CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			10,112,913	12,135,468					10,112,913	12,135,468
			14,737,550	16,774,771	26,169	42,721	55,640	25,781	14,819,359	16,843,273

30     COMMITMENTS

30.a) Take-or-pay contracts

As of December 31, 2016 and 2015, the Company was a party to take-or-pay contracts as shown in the following table:

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	Payments in the period
Type of service	2015	2016	2017	2018	2019	2020	After 2020	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	197,646	873,186	767,031	767,031	767,031	746,150	3,672,166	6,719,409

Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets coal, clinquer.	1,023,465	621,551	261,542	40,524	40,524	40,524	40,522	423,636

Processing of slag generated during pig iron and steel production	104,013	49,487	6,013	6,013	6,013	6,013	13,528	37,580

Manufacturing, repair, recovery and production of ingot casting machine units.	127,776	36,765	15,005	5,665	5,665			26,335

	1,452,900	1,580,989	1,049,591	819,233	819,233	792,687	3,726,216	7,206,960

30.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2016 fall due according to the schedule set out in the following table:

Company / Concession
	Type of Service	2017	2018	2019	2020	After 2020	Total
FTL (Ferrovia Transnordestina Logística)	30 - year concession granted on December 31,1997, renewable for another 30 years, to develop public service and operating the raiw ay system in northeastern Brazil.The northeastern raiway system covers 4.238 Kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	8,676	8,676	8,676	8,676	60,732	95,436

Tecar	Concession to operate the TECAR a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession had an antecipated renew al and it will expires in 2047.	100,217	100,217	100,217	100,217	2,705,859	3,106,727

Tecon	25-year concession started in July 2001, renewable for another 25 years to operate the container terminal at the Port of Itaguai.	28,996	28,996	28,996	28,996	159,478	275,462

		137,889	137,889	137,889	137,889	2,926,069	3,477,625

30.c) Projects and other commitments

•                     Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 52% progress which was expected to completion for 2017 (completion period currently under review and discussion with the responsible agencies). The Company expects that the investments will permit Transnordestina Logística S.A. to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concessionaire of the Transnordestina project holds the concession through no longer than 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) interest in the capital of CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The budget to conclude the project is under review, currently it is being analyzed by the competent agencies (shareholders), and it is expected that the reviewed budget will be as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion.

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The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, up to 50% of the debentures maybe converted into TLSA shares.

The Court of Auditors of the Union - TCU through a protective order issued in May 2016, regarding the case TC 012.179/2016, forbade new transfers of public resources to TLSA from Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. After filing an appeal against the protective order and providing the necessary explanations, in June 2016 the order issued by TCU was withdrawn unanimously by the members of this court, with the continuity of investments planned having been restored.

By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union forbade new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon and the flow of investments planned can be restored.

There is an administrative procedure with the ANTT (National Land Transportation Agency) which evaluates the regular compliance with the obligations of the Concession Agreement corresponding to System II by Concessionaire TLSA. ANTT’s technical area, in a unilateral opinion, understood that non-compliance with the contractual obligations by the Concessionaire is evidenced. The technical area’s opinion is under evaluation and, if the irregularity is proven, ANTT may apply the applicable penalties, among them, forfeiture. The procedure is in fact finding phase and until the moment there is not final decision on the merit.

In relation to the rail network I, there is an administrative procedure before the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Conduct Adjustment Agreement) signed in 2013 as a result of the non-compliance with the production target for 2013. ANTT decided to file an administrative proceeding to investigate the non-compliance with the concession agreement and, if the irregularity is proved, it can apply the related penalties, among them the forfeiture. The Concessionaire has not appealed against such decision, and the proceeding is at the finding-of-facts stage and, so far, there is no final decision on the merit.

31     INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2016, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from October 30, 2016 to September 30, 2017. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, CSN Mineração, and CSN Mining. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

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32     ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Income tax and social contribution paid	456,227	134,920		120,075
Addition to PP&E with interest capitalization (note 11 and 26)	215,794	166,366	127,675	160,777
Acquisition of fixed assets through loan	7,437	566,413		566,413
Capital reduction with no cash effect				60,038
Capitalization of advances for future capital increase		3,229		61,486
Borrowings granted to capitalize subisidiaries			52,419
Capital increase with no cash effect				331,869
	679,458	870,928	180,094	1,300,658

33     COMPREHENSIVE INCOME STATEMENT

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		Consolidated		Parent Company
	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated
(Loss)/ Profit for the period	(853,058)	(1,215,964)	(934,747)	(1,214,122)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in subsidiaries, net of taxes	87	230	5,403	(722)
Actuarial (losses)/gains on defined benefit pension plan	(219,417)	92,221	(227,352)	93,663
Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan	(2,619)	(64,756)		(65,246)
	(221,949)	27,695	(221,949)	27,695

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(486,890)	513,685	(486,890)	513,685
Assets available for sale	711,942	(969,701)	711,942	(938,160)
Income taxes and social contribution available for sale assets		174,128		163,404
Available for sale assets from investments in subsidiaries, net of taxes				(20,817)
Impairment on available for sale assets		555,298		555,298
Income taxes and social contribution on impairment of available for sale assets		(33,269)		(33,269)
(Loss) / gain on the percentage change in investments	1,299	1,980	1,299	1,980
(Loss)/gain on cash flow hedge accounting	1,005,968	(1,410,896)	1,005,968	(1,410,896)
Income tax and social contribution on (loss)/gain on cash flow hedge accounting		(41,014)		(41,014)
Realization of cash flow hedge accounting reclassified to income statements	77,444	11,439	77,444	11,439
(Loss)/gain on investments hedge of investments in subsidiaries			77,952	(20,148)
(Loss)/gain on foreing investment hedge	77,952	(20,148)
	1,387,715	(1,218,498)	1,387,715	(1,218,498)
	1,165,766	(1,190,803)	1,165,766	(1,190,803)

Total compreensive income for period	312,708	(2,406,767)	231,019	(2,404,925)
Attributable to:
Participation of controlling interest	231,019	(2,404,925)	231,019	(2,404,925)
Participation of non - controlling interest	81,689	(1,842)
	312,708	(2,406,767)	231,019	(2,404,925)

34.   EVENTS AFTER THE REPORTING PERIOD

•         Possible Proceedings

•         Significant progress in Case 19515.723039/2012-79

In February 2017, the Company was notified of the judgment of the Amendment of Judgment filed due the CARF’s decision on case 19515.723039 / 2012-79, in which the Federal Revenue Service of Brazil challenges the capital gain on the alleged sale of 40% of NAMISA (currently CSN Mineração S.A.). The CARF, in short, agreed with the infringement notice. The Company, however, is taking of the lawfulness of the operation and, therefore, is evaluating the appropriate legal and procedural measures to reverse the decision. It is important to emphasize, finally, that this decision does not alter the assessment of loss on the case, which remains as possible, see note 18.

•         Significant progress in Case No. 19515.723053/2012-72

The Superior Board of Tax Appeals of CARF ruled on 03/14/2017 a special appeal by the National Treasury against a previous decision favorable to Namisa, (currently CSN Mineração S.A.) filed in case No. 19515.723053 / 2012-72, in which the Federal Revenue Service of Brazil challenges the deductibility of goodwill amortization expenses arising from the operation carried out with the Asian Consortium in 2008. The CARF, in summary, agreed with the infringement notice.  The Company, however, has absolute conviction of the lawfulness of the operation and, therefore, is taking legal measures. It is important to emphasize, finally, that this decision does not alter the assessment of loss of the case, which remains as possible, see note 18.

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•         Independent investigation – Construction of the Long Steel Plant

Considering the information from a Company’s executive published in the press, based on testimonials to the Court, the Audit Committee decided to contract a specialized forensic service to conduct external independent investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant contract in which there would have been alleged undue payments, as bonus, as a form of reimbursement for payments made to political parties, and to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the issues investigated. Consequently, the Company understands that there is no basis to justify the recording of any provision for losses or the disclosure of contingency.

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INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as at December 31, 2016, and the statement of profit and loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as at December 31, 2016, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report.  We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (“CFC”), and we have fulfilled with other ethical responsibilities in accordance with these requirements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Restatement of the financial statements for the year ended December 31, 2015

On November 14, 2016, we reissued the auditor's report, without modifications, on the Company's individual and consolidated financial statements, which are being restated again.  As described in note 2.a.b) to the financial statements, the financial statements for the year ended December 31, 2015 have been adjusted and are being restated to:  (a) reflect new accounting and fair value measurement adjustments upon the application of technical pronouncement CPC 15 (R1) - Business Combination and international standard IFRS 3 - Business Combination, issued by the IASB, concerning the business combination conducted by subsidiary Congonhas Minérios S.A.; and (b) reflect the review of recoverability analysis and adjustments to deferred income tax balances.   Our opinion remains unmodified.

Continuity as a going concern of the joint venture Transnordestina Logística S.A.

We draw attention to note 10.d) to the financial statements, which describes the completion stage of the new railroad network of the joint venture Transnordestina Logística S.A.  (“TLSA”), currently under construction, the completion period of which was initially expected for January 2017 and is currently being reviewed and discussed with the relevant governmental agencies.  The completion of the project works and consequent startup of operations depend on the continuing contribution of funds by its shareholders and third parties.  Those events or conditions, along with other matters described in said note, indicate that a material uncertainty exists, which may cast significant doubt on TLSA's ability to continue as a going concern. Our opinion is not qualified in respect of this matter.

Key Audit Matters

Key audit matters (“KAM”) are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period.  These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recoverable amount of goodwill and investment in joint venture

As disclosed in note 10.a) to the financial statements, the Company has recorded an investment balance, including gains on loss of control, in joint venture TLSA, in the total amount of R$3,747 million.  The impairment test of this asset was considered a KAM as it involves a high degree of estimate and judgment by Management in defining the assumptions adopted to determine the recoverable amount and sensitivity and subjectivity of the significant assumptions, which involve projections on market demand, operating margins and discount rate that can materially change the expected realization of those assets, as well as the need to recognize impairment losses on those assets.  This matter was considered a significant audit risk and, therefore, significantly involved our attention and our judgment.

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Our audit procedures included, but were not limited to: (a) assessing the design, implementation and effectiveness of the relevant internal controls determined by Management as to the impairment test; (b) reviewing the analysis prepared by Management, supported by internal fair value specialists, to check the reasonableness of the model used in the mathematical recalculation of cash flows and discounted dividends and measurement of the discount rate; (c) assessing the factors and significant business assumptions that were used to determine the recoverable amount; (d) assessing the main estimates prepared by Management in comparison with available market estimates, when applicable, and recalculating, together with internal specialists, the recoverable amount under an independent corroborative methodology; (e) inquiring the Company’s Management and TLSA’s executives and inspecting the available evidence about negotiations concerning the release of funds by controlling shareholders to resume the construction and release of funds expected from federal government-related agencies and entities; and (f) assessing the appropriateness of disclosures prepared by Management in the financial statements.

Realization of deferred income tax and social contribution assets

As stated in note 16.b) to the financial statements, the Company (parent) recorded deferred income tax and social contribution assets as at December 31, 2016, in the amount of R$252 million, recognized as deduction from the balance of deferred income tax and social contribution liabilities.  The realization of those assets is supported by future taxable income projections, which involved the exercise of considerable judgment by the Company, based on assumptions reflecting the aspects inherent in its economic and operating environment, among other factors.  Accordingly, considering the significance of amounts involved by the parent company and considerable judgment exercised by Management in determining the relevant realization assessment, we considered such matter a significant audit risk, which therefore significantly involved our attention and our judgment.

Our audit procedures included, but were not limited to: (a) assessing the design, implementation and effectiveness of the relevant internal controls determined by Management with respect to future taxable income projections made by the parent company; (b) assessing and challenging the business assumptions and methodology adopted by the Company to prepare the future taxable income projections; and (c) assessing the appropriateness of the disclosures made with respect to deferred taxes.

Provision for risks arising on lawsuits and administrative proceedings

As disclosed in note 18 to the financial statements, the Company has recognized a provision for risks amounting to R$627 million - Parent (R$813 million - Consolidated) to cover probable losses on lawsuits and administrative proceedings of tax, labor and civil nature.

Supported by its in-house and outside legal counsel, the Company exercises considerable judgment in determining the amount of provisions to be recognized and to disclose unaccrued lawsuits assessed as possible loss. Assessing certain lawsuits and administrative proceedings represented a significant audit aspect in view of the significance of the involved amounts for the individual and consolidated financial statements taken as a whole and the significant judgment exercised by Management to assess the likelihood of loss and corresponding disclosures required.

Our audit procedures included, but were not limited to: (a) assessing the design, implementation and effectiveness of the relevant internal controls determined by Management to assess whether the provision for risks relating to lawsuits and administrative proceedings is sufficient; (b) obtaining confirmation letters from the outside legal counsel that handle such lawsuits, confirming the relevant amounts and assessing the risks of loss; (c) holding discussions with the Company’s in-house legal counsel; and (d) obtaining technical reports and legal opinions issued by other outside attorneys independent of such lawsuits, which supported the likelihood of loss.  Based on this set of information, we assessed together with our tax specialists the merits of the lawsuits and appropriateness of the conclusion on the classification and measurement of the risk of loss determined by the Company and the amounts recorded and/or disclosed in the note to the financial statements.

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We also considered the appropriateness of disclosures, as stated in note 18 to the financial statements.

Risks arising on the independent investigation related to the Long Steel Plant construction

As described in note 34 to the financial statements, the Company became aware that one of its executives was cited in the course of testimonies given in connection with the federal public authorities' investigations into the contractual arrangement relating to the construction of CSN’s Long Steel Plant, under which undue payments were allegedly made, in the form of bonus, to reimburse payments made to political parties.  In response to such matter, the Company assessed the issues raised by whistle-blowers in their allegations by conducting an independent investigation under the Audit Committee’s supervision so as to identify pieces of evidence, indications or proof of the allegations made.

We considered this matter a key audit matter due to the limitations intrinsic to the audit procedures applied to the independent investigation, which has its inherent complexities, further requiring the auditor to exercise a high degree of judgment about the sufficiency of the investigation scope, the forensic investigation procedures and techniques used, as well as the possible financial and disclosure impacts on the financial statements.

Our audit procedures included, but were not limited to, (a) understanding the scope, extent and methodology underlying the work performed by the independent investigation professionals, as well as the results obtained; (b) monitoring and assessing the actions and scope defined by the Audit Committee to conduct and oversee the investigation conducted by independent experts; (c) involving our forensic specialists; (d) assessing the independence and competence of the investigation firm engaged to perform such work; (e) discussing the conclusions reached from the investigation work with the independent experts and the Audit Committee, including the conclusion on the lack of need for adjustments to the financial statements; and (f) considering the disclosure of such matter in the referred note to the financial statements.

Continuity as a going concern

As disclosed in note 1 to the financial statements, the Company has borrowings and financing (consolidated) as at December 31, 2016, in the amount of R$30.5 billion, of which R$28.3 billion have long-term maturity dates.  In preparing the financial statements assuming its continuity as a going concern, the Company considered the achievement of its business plan, represented by cash flow projections for the coming year, which are based on certain operating and financial goals planned by Management, supplemented by actions aimed at reducing debts and refinancing contracted debts, as well as other financial deleverage-related actions.  Accordingly, in view of the significance of amounts, the complexity and considerable judgment exercised by Management in determining its business plan for the coming year and defining the operating and financial goals to be achieved, we considered such matter a KAM.

Our audit procedures included, but were not limited to: (a) assessing the design, implementation and effectiveness of the relevant internal controls determined by Management in connection with its business plan, reflected in the cash flow projections for the coming year; (b) assessing and challenging the business assumptions and methodology adopted by the Company to prepare the cash flow projections, based on external data and market conditions; (c) inquiring the Company’s Management and its executives and inspecting the available evidence related to the financial deleverage plan and any available alternatives for cash management; and (d) assessing the appropriateness of the disclosures related to the business plan and operating and financial goals in the Company’s financial statements.

Other Matters

Statements of value added

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) DFP –– Annual Financial Statements – December 31, 2016 – CIA SIDERURGICA NACIONAL

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The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2016, prepared under the responsibility of the Company’s Management and disclosed as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company’s financial statements.  In forming our opinion, we assess whether these individual and consolidated statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other Information Accompanying the Individual and Consolidated Financial Statements and the Independent Auditor’s Report

Management is responsible for the other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact.  We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit.  We also:

•       Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•       Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report.  However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2017

DELOITTE TOUCHE TOHMATSU                                                                      Gilberto Grandolpho

Auditores Independentes                                                                                 Engagement Partner

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Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The Audit Committee met to review the Company's Financial Statements for the fiscal year ended December 31, 2016, as well as the restatement of the Company’s Financial Statements for the fiscal year ended December 31,2015.

Afterward, the Audit Committee received the representatives of Deloitte Independent Auditors, that reported the conclusion of the Company’s Financial Statement auditing process for the fiscal year ended December 31,2016 and the restatement of the Financial Statement for the fiscal year ended December 31,2015.

After reviewing and discussing about the audited financial statements of 2016 and 2015 and the Annual Management Report, the Audit Committee concluded that the reports mentioned above are, in all relevant aspects, fairly presented and reviewed and decided to recommend to the Board of Directors that the audited Financial Statements for the fiscal years ended December 31, 2016 and December 31, 2015 shall be submitted to the approval of the General Meeting.

São Paulo, October 27 th, 2017.

Antonio Bernardo Vieira Maia

Fernando Perrone

Yoshiaki Nakano

Claudia Maria Sarti – Secretary

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the fiscal year ended December 31,2016, as well as the restatement of the Financial Statements for the fiscal year ended December 31, 2015.

São Paulo, October 27 th, 2017.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Investors Relations Executive Officer

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer - CFO

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the fiscal year ended December 31,2016 and the Financial Statements for the fiscal year ended December 31,2015, restated.

São Paulo, October 27 th, 2017.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Investors Relations Executive Officer

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.